Exhibit 99.5

2022 ONTARIO BUDGET Budget Papers ONTARIO’S PLAN TO BUILD THE HONOURABLE PETER BETHLENFALVY Minister of Finance

For general inquiries regarding 2022 Ontario Budget: Ontario’s Plan to Build please call:

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ISBN 978-1-4868-6090-6 (PRINT)

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Ce document est disponible en français sous le titre :

Budget de l’Ontario 2022 : Le plan de l’Ontario pour bâtir

Minister’s Foreword and Introduction

Ontario’s Plan to Build

The people of Ontario know how to get things done.

They have dreams and aspirations for themselves, their families and their communities, and they deserve a government that matches their ambition.

But for too long, Ontario was left without a vision for the future of our province, the consequences of which were felt by the people of Ontario.

Tens of thousands of manufacturing jobs left our province, devastating workers and communities.

Workers, among the best and hardest working in the world, worried about falling behind.

Gridlock ground our roads and highways to a halt, costing our economy billions and keeping commuters stuck in traffic, away from their families.

The cost of living climbed until life became more and more unaffordable for many Ontario seniors and families.

Underspending and underinvestment in our health care system over decades left Ontario unprepared for the arrival of COVID-19.

This government has set Ontario on a different path. Under the leadership of Premier Ford, we have always been a government that builds.

And now, I am proud to put forward the next step in Ontario’s Plan to Build.

A plan that will ensure Ontario is the economic engine of Canada, with one of the fastest growing economies in North America.

A plan that will bring tens of thousands of good, well-paying jobs back to Ontario, seizing our opportunity in critical minerals, clean steel and electric vehicles.

A plan that will provide Ontario’s talented workers the skills and supports they need to find jobs.

A plan that will put shovels in the ground on highways, roads, bridges and public transit to fight gridlock and get people to work and home faster.

A plan to invest in hospitals, long-term care and home care to deliver the quality of care that seniors and patients deserve, while keeping our economy open and strong.

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Minister’s Foreword and Introduction

A plan to keep costs down and put more money into the pockets of families and seniors so they can invest in themselves, their communities, their families and in their futures.

It’s a plan for better jobs and bigger paycheques.

A plan to build.

Here’s how.

Rebuilding Ontario’s Economy

Ontario’s manufacturing sector is key to the economic success of the province.

However, by 2018, the province’s manufacturing employment decreased by a third since its peak in 2004.

Workers, from Timmins to Windsor, have the skills and experience to build a better future for themselves and their families.

They need a government that is ready to join them in building that future.

Our government has a plan to rebuild Ontario’s economy by making this province the workshop of Canada once again.

It starts in the North, where roads to the Ring of Fire will help bring critical minerals to Southern Ontario and prosperity to First Nations and other communities in the Far North.

Critical minerals like nickel and cobalt, combined with clean steel and powered by Ontario’s investments in nuclear energy, will help strengthen our home-grown supply chains for manufacturing electric vehicle (EV) batteries.

The government has secured game-changing investments from major car manufacturers to build EV batteries, and the electric and hybrid vehicles of the future. Made in Ontario, by Ontario workers and sold across North America and the world.

Bringing thousands of new, good-paying jobs to workers in Thunder Bay.

In Windsor.

In Oshawa.

In Alliston.

In every corner of our province.

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Minister’s Foreword and Introduction

Because Ontario is more than just a few downtown centres.

Our economy is main streets in communities stretching from Kenora to Cornwall and everywhere in between.

And our government’s plan will help bring prosperity everywhere, for everyone.

By investing nearly $4 billion to give every community in Ontario access to high-speed internet by the end of 2025.

By supporting small businesses, entrepreneurs and investment by cutting red tape, reducing energy costs and encouraging commercialization of intellectual property.

And by ensuring communities across the province have the opportunity to benefit from good jobs working in government and provincial agencies.

Our plan will lead to better jobs for the people of Ontario.

Working for Workers

Ontario workers are second to none. They are some of the most highly educated and hardest working in the world.

But for too long, many Ontario workers had been falling behind with fewer opportunities to develop the skills they need to succeed. Opportunities have been lost and paycheques have not kept up with the rising costs of living.

This is a government that is working for workers. And we have a plan to deliver better protections, bigger paycheques and greater opportunities for workers and their families.

We raised the minimum wage to put more money into the pockets of workers.

We introduced new rights and protections for digital platform workers, while maintaining the flexibility those jobs provide.

We are providing workers with the opportunity to learn new skills that will lead to better jobs.

Helping workers realize their potential in exciting fields including critical minerals, electric vehicles and battery technology.

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Minister’s Foreword and Introduction

Through Better Jobs Ontario and the Ontario Jobs Training Tax Credit, workers will have the support they need to help them upgrade their skills and retrain for the jobs of the future.

Through our Skilled Trades Strategy, anyone interested in pursuing a promising career in the trades will now have that opportunity.

And by expanding college degree granting, students can gain the education, experience and skills to enter the workforce faster.

Ontario is working for workers, and we are welcoming all workers.

We have cut red tape so workers from other provinces in high-demand fields, including auto mechanics, engineers and plumbers, can come to Ontario and work.

We have removed barriers for internationally trained immigrants to practise their trade, while investing in the Ontario Bridge Training Program to connect newcomers to in-demand jobs in their communities.

And we are working with the federal government to bring more highly trained workers and their families to this province.

This government will always stand with the hard-working people of this province.

Our future will be made in Ontario, by Ontario workers.

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Minister’s Foreword and Introduction

Building Highways and Key Infrastructure

Highways and hospitals, bridges and broadband, subways and schools. Infrastructure boosts our economy and creates jobs.

But for too long, drivers have been trapped in gridlock. Hospitals were crowded. There were too few long-term care beds. Billions to our economy lost. Opportunities and investments missed.

But under the leadership of Premier Ford, our government is making record capital investments as part of our plan to Build Ontario.

Our historic plan will see over $158 billion invested in highways and key infrastructure over the next 10 years, including $20 billion in 2022–23 alone.

Highways like the Bradford Bypass, a corridor that will ease gridlock on Highway 400 and existing east-west roads and support the rapid growth of Simcoe County and York Region over the next 10 years.

And building Highway 413, which will save drivers up to 30 minutes each way on their commute, giving them back up to five hours per week to spend with friends and family.

Enabling the future widening of Highway 401 in the GTA and Eastern Ontario to improve road safety and make the trip easier for people travelling along the corridor.

Building Highway 7, which will improve travel times between Kitchener and Guelph.

Constructing a new twin bridge on the QEW over the Welland Canal, connecting the City of St. Catharines to the Town of Niagara-on-the-Lake, which will carry QEW Toronto-bound traffic and relieve gridlock in the region.

Getting shovels in the ground on the reconstruction of Highway 101 in Timmins, to help make travel easier and faster.

And to help commuters get home to their loved ones faster, our government is continuing our historic expansion of the GO Transit network and other public transit, extending rail lines across the Greater Golden Horseshoe and Southwestern Ontario.

We are advancing work on the Bowmanville GO extension and exploring how to increase the speed and frequency of the London GO.

We have broken ground on the Ontario Line, the centrepiece of the largest subway expansion in Canadian history — a plan that will support more than 16,000 jobs and 620,000 potential riders each and every day.

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Minister’s Foreword and Introduction

Our government is connecting the province and getting people and goods moving faster with every kilometre of new road and new rail line, saving the people of Ontario time and money.

Keeping Costs Down

Our government is keeping costs down and putting money back into the pockets of the people of Ontario.

Rising costs hit lower-income families and workers the hardest.

Which is why we are proposing to enhance and expand the Low-income Individuals and Families Tax Credit, providing $300 in additional tax relief, on average, to 1.1 million workers.

We are cutting the gas tax at the pumps for six months to provide relief for families.

We eliminated the cost of licence plate stickers, provided a refund to those eligible who have already paid the cost, saving drivers $120 in Southern Ontario and $60 in Northern Ontario for every car, every year.

And we have eliminated the road tolls that were placed on Highway 412 and Highway 418 by the previous government, to provide relief to drivers in Durham Region.

Everyone should have the opportunity to pursue the Canadian dream of home ownership. This is why our government has introduced legislation that would cut red tape to get more homes built faster.

The most important economic decisions are not made around the boardroom table. They are made around the kitchen table.

Our plan will help Ontario families keep costs down.

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Minister’s Foreword and Introduction

A Plan to Stay Open

Ontario’s progress against the COVID-19 pandemic has been hard-fought, and our province has fared well compared to other jurisdictions.

And thanks to the tireless efforts of our health care workers on the front lines and everyday sacrifices by the people of Ontario, our government has cautiously lifted most public health restrictions.

And we have a plan to ensure that our economy stays open.

We are reversing years of underinvestment in our health and long-term care system by building new hospitals and long-term care beds, and recruiting nurses, doctors and personal support workers.

We are planning to invest up to $1 billion more over the next three years into home care, in addition to the almost $550 million we committed last fall, to help seniors and patients live at home with their loved ones, instead of in hospitals or long-term care homes.

And proposing a new Ontario Seniors Care at Home Tax Credit to provide additional support to help cover the costs of medical expenses.

We are making the largest expansion of medical education and training in over 10 years with new medical schools in Brampton and Scarborough.

We are building 30,000 long-term care beds and proposing to provide personal support workers with a permanent raise.

We are training and hiring thousands of nurses and personal support workers, and through our Learn and Stay Grant, helping students work in underserved communities in the region where they studied after graduation.

With 25 million N95 respirators produced in Brockville annually for the province, we are strengthening our supply chains, so Ontario will never again have to rely on other jurisdictions for personal protective equipment and other vital medical supplies.

And we are building up our life sciences sector by securing new investments in next-generation health technologies, medicines and vaccine manufacturing.

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Minister’s Foreword and Introduction

We are strengthening our health care system by building thousands of acute care, critical care and long-term care beds through a historic investment in Ontario hospitals.

Our government is getting shovels in the ground to build and expand hospitals in every corner of the province.

Including major hospital projects in Uxbridge.

Windsor.

Ottawa.

Chatham-Kent.

Brampton.

Scarborough.

And Bracebridge.

This is a plan to build a stronger health care system, provide better quality of care for Ontario patients, and ensure that our economy will stay open.

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Minister’s Foreword and Introduction

Ontario’s Plan to Build

Our government is supporting our vision with a fiscal plan that is prudent, responsible and sustainable.

Ontario’s Plan to Build increases spending by an annual average of over five per cent over the next three years, with investments in health care, infrastructure and other critical public services.

This will be accomplished while delivering a credible recovery plan that will eliminate Ontario’s deficit two years earlier than projected in the 2021 Budget.

Our government is building.

More jobs. More highways. More hospitals. More opportunities.

Under the leadership of Premier Ford, our government has put forward a plan.

We have a plan to build.

And we have a plan to get it done.

Original signed by

The Honourable Peter Bethlenfalvy

Ontario’s Minister of Finance

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Minister’s Foreword and Introduction

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Contents

Contents

Minister’s Foreword and Introduction

Ontario’s Plan to Build	iii

Rebuilding Ontario’s Economy	iv

Working for Workers	v

Building Highways and Key Infrastructure	vii

Keeping Costs Down	viii

A Plan to Stay Open	ix

Ontario’s Plan to Build	xi

Ontario’s Economic and Fiscal Outlook in Brief

Ontario’s Economic and Fiscal Outlook in Brief	4

Ontario’s Economic Outlook	4

Managing Ontario’s Finances Responsibly	5

Ontario’s Medium-Term Fiscal Plan	7

Revenue Outlook over the Medium Term	8

Program Expense Outlook over the Medium Term	8

Interest on Debt Outlook over the Medium Term	9

Other Fiscal Plan Assumptions over the Medium Term	9

Ontario’s Recovery Plan	10

Recovery Plan Assumptions	10

Details of Ontario’s Recovery Plan	11

Alternative Economic Scenarios and Fiscal Outlooks	12

Borrowing and Debt Management	15

Ontario’s Capital Plan	17

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Contents

Chapter 1: Ontario’s Plan to Build

Section A: Rebuilding Ontario’s Economy

Introduction	23

Seizing Ontario’s Critical Minerals Opportunities	24

Advancing the Critical Minerals Strategy	24

Building the Corridor to Prosperity: Ring of Fire	25

Enhancing the Ontario Junior Exploration Program and Establishing the Critical Minerals Innovation Fund	27

Powering Ontario’s Economy	28

Ontario’s Energy Transition and Electrification	28

Building Ontario’s Nuclear Advantage	30

Selling Ontario Made Products to the World	30

Producing Clean Steel in Ontario	30

Building Ontario Made Electric Vehicles	31

Building Batteries in Ontario	33

Defending the Auto Sector from Protectionism	34

Supporting Advanced Manufacturing	35

Developing Investment-Ready Land	36

Forging a Stronger Supply Chain	36

Standing Up for Small Businesses and Supporting Entrepreneurship	37

Harnessing Ontario’s Entrepreneurial Spirit	37

Supporting Immigrant Entrepreneurs	38

Supporting Futurpreneur Canada	38

Transforming Business with the Digital Main Street Program	39

Enhancing Digital Competence	39

Building Procurement Opportunities for Small Business	40

Creating a Simplified Path for Business to Grow	40

Helping Innovators Protect and Commercialize their Intellectual Property	40

Accelerating Ontario’s Economy through Critical Technologies	41

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Contents

Building Prosperity Everywhere, for Everyone	41

Bringing Jobs to Local Communities	41

Maximizing Investments in Government Office Locations	42

Creating Ontario Public Service Regional Hubs	42

Encouraging Growth through the Regional Opportunities Investment Tax Credit	43

Attracting Investment Across Ontario’s Regions	43

Investing in Regional Economic Development	44

Bringing High-Speed Internet Access to Every Community	44

Helping Families Explore Ontario	47

Supporting Ontario’s Cultural Industries	48

Securing the Agri-Food Supply Chain	50

Working with Indigenous Partners	52

Supporting Ontario’s Francophone Community	52

Showcasing Ontario as Open for Business	53

Providing Cost Savings and Support to Businesses	53

Growing Ontario’s Venture Capital Sector	55

Reducing Red Tape	55

Modernizing Ontario’s Vehicle Registration Process	56

Breaking Down Interprovincial Trade Barriers	57

Modernizing Ontario’s Capital Markets to Attract Investment and Create Jobs	57

Supporting Management of Broader Public Sector Funds	58

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Contents

Section B: Working for Workers

Introduction	59

Putting Workers First	60

Launching the Better Jobs Ontario Program	60

Enhancing the Skills Development Fund	60

Modernizing Skilled Trades and Apprenticeships	61

Advancing the Ontario Workers’ Plan	62

Expanding College Degree Granting	63

Helping with the Cost of Training through the Ontario Jobs Training Tax Credit	64

Increasing Rapid Retraining to Support Economic Recovery	65

Supporting Workers and the Future of Work	65

Raising the Minimum Wage	66

Implementing a Target Benefit Pension Plan Framework	67

Enhancing Postsecondary Education and Training for Indigenous Learners	67

Creating Economic Opportunities for Women	67

Enhancing the Ontario Immigrant Nominee Program	68

Removing Barriers Facing Internationally Trained Workers	69

Making It Easier to Come to Ontario to Work	69

Supporting Frontline Workers	70

Addressing Mental Health Needs of Public Safety Personnel	70

Supporting Ontario’s First Responders	71

Ontario Spirit: Promoting Volunteerism in Ontario	71

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Contents

Section C: Building Highways and Key Infrastructure

Introduction	73

Fighting Gridlock	74

Building Transportation in the Greater Golden Horseshoe	74

Building Highway 413	75

Building the Bradford Bypass	76

Expanding Highway 401	77

Building Roads, Highways and Bridges across Ontario	77

Investing in Northern Highways	80

Ontario On Track	82

Expanding GO Transit	82

Building Subways	83

Building Transit Vehicles in Ontario	86

Bringing Back Passenger Rail Service to the North	86

Building Transit-Oriented Communities	87

Building Community Infrastructure	89

Ontario Community Infrastructure Fund	89

Investing in Canada Infrastructure Program	89

Protecting Ontario’s Water	91

Building Modern Schools	91

Building a Revitalized Ontario Place	91

Creating a New Provincial Park	92

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Contents

Section D: Keeping Costs Down

Introduction	93

More Homes for Everyone	94

Reducing Red Tape to Build More Homes	95

Investing in and Supporting Community Housing	96

Protecting Homebuyers, Homeowners and Renters	97

Keeping Transportation Costs Down	99

Providing Tax Relief at the Pumps	99

Eliminating Licence Plate Renewal Fees and Stickers	99

Removing Tolls on Highways 412 and 418	100

Reducing the Cost of Auto Insurance	102

Helping with the Cost of Groceries and other Essentials	104

Tax Relief to Workers and Families Since 2018	104

Lifting Up Workers and Families	105

Lowering Child Care Fees for Parents	107

Supporting a Strong and Stable Food Supply Chain	110

Delivering Meals, Medicine and Other Essential Items in Communities	110

Keeping Electricity Bills Down	110

Extending the Tuition Freeze for Postsecondary Students	111

Expanding the Home and Vehicle Modification Program	111

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Contents

Section E: A Plan to Stay Open

Introduction	113

Expanding Ontario’s Health Care Workforce	115

Recruiting and Retaining Health Care Providers in Underserved Communities	115

Supporting Retention of Nurses	116

Modernizing Clinical Education for Nurses	116

Permanently Enhancing the Wages of Personal Support Workers	117

Expanding Medical Education, including to Brampton and Scarborough	117

Expanding the Health Sector Workforce	118

Shoring Up Domestic Production of Critical Supplies and Ensuring Ontario is Prepared for Future Emergencies	119

Increasing Ontario Made Personal Protective Equipment	119

Strengthening Reporting and Accountability for Personal Protective Equipment	120

Building a Robust Life Sciences Sector	121

Preparing for Future Emergencies	121

Building More Hospital Beds and Improving Patient Care	122

Building and Improving Hospitals	122

Building More Hospital Beds	126

Building Surgical Capacity	128

Making Historic Investments in Long-Term Care	129

Expanding Home and Community Care	133

Building Mental Health Capacity	137

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Contents

Chapter 2: Economic Performance and Outlook

Introduction	141

Recent Economic Performance	142

Ontario Labour Market	144

Economic Outlook	147

Global Economic Environment	149

Financial Markets and Other External Factors	150

Details of Ontario’s Economic Outlook	151

Employment, Household Incomes and Spending	153

Housing	154

Risks to the Outlook	155

Revisions to the Outlook Since the 2021 Budget	156

Economic Outlook Scenarios	158

Transparent Reporting on the Economy	160

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Contents

Chapter 3: Ontario’s Fiscal Plan and Outlook

Introduction	163

2021–22 Interim Fiscal Performance	165

Interim Revenue Update	166

Interim Expense Update	168

Prudence in 2021–22	171

Medium-Term Fiscal Plan	172

Medium-Term Revenue Outlook	172

Revenue Outlook Scenarios	176

Medium-Term Expense Outlook	178

Prudence Built into the Medium-Term Outlook	182

Transparency and Risks	185

Summary of Significant Accounting Policies	186

Basis of Accounting	186

Reporting Entity	186

Principles of Consolidation	186

Revenue	187

Expense	187

New Accounting Standards	188

Asset Retirement Obligations	188

Financial Instruments and Foreign Currency Translation	189

Details of Ontario’s Finances	190

Chapter 4: Borrowing and Debt Management

Introduction	203

Borrowing Program	204

Green Bond Program	208

Cost of Debt	210

Term of Debt	213

Ensuring Adequate Liquidity Levels	214

Debt Burden Reduction Strategy	215

Consolidated Financial Tables	220

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Contents

Annex: Details of Tax Measures and Other Legislative Initiatives

Overview	225

Supporting People and Families	225

Enhancing the Low-income Individuals and Families Tax Credit	225

Helping Seniors through a New Ontario Seniors Care at Home Tax Credit	228

Cutting Gas and Fuel Taxes Temporarily	232

Strengthening the Non-Resident Speculation Tax	233

Modernizing Ontario’s Cultural Media Tax Credits	234

Extending Film and Television Tax Credits to Online Productions	234

Updating the Ontario Book Publishing Tax Credit	234

Simplifying the Ontario Computer Animation and Special Effects Tax Credit	235

Exploring Opportunities to Encourage More Film and Television Production Across Ontario	235

Clarifying Treatment of Work-from-Home Labour for Interactive Digital Media and

Computer Animation and Special Effects	236

Extending the Temporary Enhancement of the Regional Opportunities Investment Tax Credit	236

Extending Time-Limited Relief for the Electricity Distribution Sector	237

Addressing Unregulated Tobacco	237

Property Tax Stability and Competitiveness	238

Summary of Tax Measures	240

Technical Amendments	241

Other Legislative Initiatives	241

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Contents

List of Tables

Ontario’s Economic and Fiscal Outlook in Brief

Summary of Ontario’s Economic Outlook	4

Details of Ontario’s Medium-Term Fiscal Plan	7

Details of Ontario’s Recovery Plan	11

Ontario Real GDP Growth Scenarios	12

Ontario Nominal GDP Growth Scenarios	12

2021–22 Borrowing Program and Medium-Term Outlook	15

Infrastructure Expenditures	20

Chapter 1: Ontario’s Plan to Build

Table 1.1	Examples of Highway Expansion and Rehabilitation Projects	79

Table 1.2	Examples of Recently Approved Projects under the Investing in Canada Infrastructure Program	90

Table 1.3	Recently Approved Child Care Projects	108

Table 1.4	Projects Supporting Stronger, More Resilient Health Care	125

Table 1.5	Long-Term Care Projects Highlights	131

Chapter 2: Economic Performance and Outlook

Table 2.1	Summary of Ontario’s Economic Outlook	141

Table 2.2	Private-Sector Forecasts for Ontario Real GDP Growth	147

Table 2.3	Private-Sector Forecasts for Ontario Nominal GDP Growth	148

Table 2.4	External Factors	149

Table 2.5	The Ontario Economy, 2020 to 2025	151

Table 2.6	Impact of Sustained Changes in Key External Factors on Real GDP Growth	156

Table 2.7	Changes in the Ontario Ministry of Finance Key Economic Forecast Assumptions: 2021 Budget Compared with 2022 Budget	157

Table 2.8	Ontario Real GDP Growth Scenarios	158

Table 2.9	Ontario Nominal GDP Growth Scenarios	158

Table 2.10	Ontario Economic Accounts Release Dates	160

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Contents

Chapter 3: Ontario’s Fiscal Plan and Outlook

Table 3.1	Fiscal Summary	164

Table 3.2	2021–22 In-Year Fiscal Performance	165

Table 3.3	Summary of 2021–22 Revenue Changes Since the 2021 Budget	166

Table 3.4	Summary of 2021–22 Expense Changes Since the 2021 Budget	168

Table 3.5	Summary of Medium-Term Revenue Outlook	172

Table 3.6	Selected Economic and Revenue Sensitivities	175

Table 3.7	Ontario’s Taxation Revenue Scenarios	176

Table 3.8	Summary of Medium-Term Expense Outlook	178

Table 3.9	Extraordinary Contingencies and COVID-19 Time-Limited Funding	183

Table 3.10	Selected Expense Sensitivities	184

Table 3.11	Revenue	190

Table 3.12	Total Expense	192

Table 3.13	Infrastructure Expenditures	197

Table 3.14	10-Year Review of Selected Financial and Economic Statistics	198

Chapter 4: Borrowing and Debt Management

Table 4.1	2021–22 Borrowing Program and Medium-Term Outlook	204

Table 4.2	Progress on Relevant Debt Sustainability Measures	215

Table 4.3	Net Debt and Accumulated Deficit	220

Table 4.4	Medium-Term Outlook: Net Debt and Accumulated Deficit	221

Annex: Details of Tax Measures and Other Legislative Initiatives

Table A.1	New and Recently Announced Tax Measures	240

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Contents

List of Charts

Ontario’s Economic and Fiscal Outlook in Brief

Program Expense Growth Excluding COVID-19 Time-Limited Funding		9

Ontario Medium-Term Outlook Scenarios		13

Ontario Recovery Plan Scenarios		14

Borrowing Outlook Scenarios for Long-Term Borrowing		16

Chapter 1: Ontario’s Plan to Build

Chart 1.1	Proposed Corridor to Prosperity	26

Chart 1.2	Improving High-Speed Internet Access to Every Community	46

Chart 1.3	Supporting Ontario Tourism in 2022	47

Chart 1.4	Supporting Ontario Businesses	54

Chart 1.5	Supporting Workers with Their Training Expenses	64

Chart 1.6	Bradford Bypass	76

Chart 1.7	Building Transit in the Greater Golden Horseshoe Area	85

Chart 1.8	Additional Support from the Proposed LIFT Credit Enhancement	106

Chart 1.9	Additional Child Care Support for Families in 2021	109

Chart 1.10	Cumulative Number of New Long-Term Care Beds Opening	130

Chapter 2: Economic Performance and Outlook

Chart 2.1	Real GDP Recovery for G7 Countries	142

Chart 2.2	Rebound in Key Economic Indicators	143

Chart 2.3	Employment Recovery in Ontario	144

Chart 2.4	Ontario’s Labour Market Improving	145

Chart 2.5	Strong Employment Recovery in Ontario	146

Chart 2.6	Steeper Increase in Interest Rates Projected	150

Chart 2.7	Ontario Real and Nominal GDP Growth to Moderate	152

Chart 2.8	Continued Job Gains Projected	153

Chart 2.9	Ontario Home Resale Market	154

Chart 2.10	Private-Sector Forecasters Project Inflation to Moderate	155

Chart 2.11	Range of Ontario GDP Scenario Forecasts	159

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Contents

Chapter 3: Ontario’s Fiscal Plan and Outlook

Chart 3.1	Current Deficit Outlook Compared to 2021 Budget	163

Chart 3.2	Ontario Medium-Term Outlook Scenarios	177

Chart 3.3	Program Expense Growth Excluding COVID-19 Time-Limited Funding	179

Chart 3.4	Composition of Revenue, 2022–23	196

Chart 3.5	Composition of Total Expense, 2022–23	196

Chapter 4: Borrowing and Debt Management

Chart 4.1	Borrowing Outlook Scenarios for Long-Term Borrowing	205

Chart 4.2	2021–22 Borrowing	206

Chart 4.3	Domestic and International Borrowing	207

Chart 4.4	Green Bond Allocation by Framework Category	208

Chart 4.5	Ontario’s Green Bond Issues	209

Chart 4.6	Effective Interest Rate (Weighted Average) on Total Debt	210

Chart 4.7	Comparison of Average Annual Ontario Borrowing Rates	211

Chart 4.8	Comparison of Interest on Debt Expense Forecast	212

Chart 4.9	Weighted-Average Term of Borrowings	213

Chart 4.10	Average Unrestricted Liquid Reserve Levels	214

Chart 4.11	Net Debt-to-GDP	216

Chart 4.12	Net Debt-to-Revenue	217

Chart 4.13	Interest on Debt-to-Revenue	218

Chart 4.14	Debt Maturities-to-Net Debt	219

Annex: Details of Tax Measures and Other Legislative Initiatives

Chart A.1	Proposed LIFT Credit Changes	225

Chart A.2	Enhanced Support from the LIFT Credit	226

Chart A.3	Examples of Additional Support from an Enhanced LIFT Credit	227

Chart A.4	Filling the Gap in Support for Seniors’ Medical Expenses	229

Chart A.5	Examples of Additional Support for Seniors’ Medical Expenses	230

Chart A.6	Additional Support for Seniors’ Medical Expenses: Couple	231

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ONTARIO’S ECONOMIC AND FISCAL OUTLOOK IN BRIEF

Ontario’s Economic and Fiscal Outlook in Brief

Regular Financial Updates Reflect the Government’s Commitment to Transparency and Accountability

Consistent with the requirements of the Fiscal Sustainability, Transparency and Accountability Act, 2019, this first section of the 2022 Budget provides, with clarity and transparency, a description of the financial state of the province. This is the sixteenth quarterly financial update by this government, and the ninth since the pandemic began, highlighting the government’s commitment to provide regular updates on Ontario’s finances.

3

Ontario’s Economic and Fiscal Outlook in Brief

Ontario’s Economic and Fiscal Outlook in Brief

Ontario has an ambitious plan for growth, prosperity and jobs. It is a Plan to Build. As part of this plan, the government is making historic investments in health care, education and critical infrastructure, while keeping costs down for seniors, workers and families.

Thanks in part to the government’s unprecedented measures to protect jobs and the economy, Ontario has made significant progress recovering from the COVID-19 pandemic. Ontario’s real gross domestic product (GDP) increased 4.3 per cent in 2021, and employment rose by 344,800 net jobs in 2021 or 4.9 per cent, the strongest annual pace of job growth on record.

Under the government’s planning projection, Ontario is projected to return to a surplus position by 2027–28, two years earlier than forecast in the 2021 Budget. Over the medium term, the government is projecting steadily declining deficits of $19.9 billion in 2022–23, $12.3 billion in 2023–24, and $7.6 billion in 2024–25, representing a significant improvement since the 2021 Budget. Uncertainty still remains about the future pace of economic growth, which may impact these projections further.

The province’s recovery will be driven by economic growth to help bring jobs and prosperity to every corner of the province. While the government can create the conditions for growth, the future prosperity of the province will be made in Ontario by workers, entrepreneurs and families.

Ontario’s Economic Outlook

Ontario’s real GDP is projected to increase by 3.7 per cent in 2022 and 3.1 per cent in 2023. Growth is expected to moderate to 2.0 per cent in 2024 and 1.9 per cent in 2025. For the purposes of prudent fiscal planning, these projections are slightly below the average of private-sector forecasts.

Summary of Ontario’s Economic Outlook

(Per Cent)

	2020	2021	2022p	2023p	2024p	2025p
Real GDP Growth	(5.1)	4.3	3.7	3.1	2.0	1.9
Nominal GDP Growth	(2.8)	12.0	6.7	5.1	4.2	4.1
Employment Growth	(4.8)	4.9	3.9	2.0	1.7	1.2
CPI Inflation	0.7	3.5	4.7	2.5	2.1	2.1
p = Ontario Ministry of Finance planning projection based on external sources. Sources: Statistics Canada and Ontario Ministry of Finance.

4

Ontario’s Economic and Fiscal Outlook in Brief

Managing Ontario’s Finances Responsibly

The government is providing the people of Ontario with a transparent look into the province’s finances and its plan to invest in prosperity, growth and jobs.

The government’s multi-year fiscal plan is consistent with the requirements of the Fiscal Sustainability, Transparency and Accountability Act, 2019 and its governing principles guide Ontario’s fiscal policy.

•  Transparent: The government continues to demonstrate its commitment to transparency through the release of its sixteenth quarterly financial update. In addition, for the fourth year in a row, the Auditor General of Ontario has provided a clean audit opinion on Ontario’s consolidated financial statements.

•  Responsible: The government has developed a measured and responsible approach to managing Ontario’s finances that is driven by economic growth, while investing in key public services and capital projects that will help to improve economic productivity and create jobs.

Maintaining Fiscal Sustainability

Ontario is one of just three provinces whose current fiscal policy is estimated to be sustainable over the long term.

Parliamentary Budget Officer

Fiscal Sustainability Report 2021[1]

•

Flexible: The government’s plan has built in appropriate levels of prudence in the form of contingency funds and a reserve to ensure that the necessary fiscal flexibility is available to respond to changing circumstances.

•	Equitable: The government’s plan strengthens critical public services, such as health care, for people today and to ensure that they are available for future generations.

•

Sustainable: The government is committed to employing a flexible approach to respond to ongoing economic uncertainty, while balancing these needs with the long-term sustainability of Ontario’s finances, including the province’s debt burden.

[1]	Parliamentary Budget Officer, Fiscal Sustainability Report 2021, p. 3;
https://www.pbo-dpb.gc.ca/en/blog/news/RP-2122-010-S--fiscal-sustainability-report-2021--rapport-viabilite-financiere-2021

5

Ontario’s Economic and Fiscal Outlook in Brief

Defining Extraordinary Circumstances

The Fiscal Sustainability, Transparency and Accountability Act, 2019 requires that the government define the extraordinary circumstances if it plans to run a deficit. The government is defining the extraordinary circumstance for the planned deficits in the current year, the medium-term outlook and for the recovery plan period as the result of the impact of the unforeseen global pandemic, including resulting supply chain challenges and ongoing economic uncertainty. Ontario is not alone, as the pandemic has resulted in significant fiscal challenges for governments around the world.

6

Ontario’s Economic and Fiscal Outlook in Brief

Ontario’s Medium-Term Fiscal Plan

In 2022–23, the government is projecting a deficit of $19.9 billion, declining to $12.3 billion in 2023–24 and $7.6 billion in 2024–25. This is a significant improvement compared to the forecasts presented in the 2021 Budget.

Details of Ontario’s Medium-Term Fiscal Plan

($ Billions)

			Medium-Term Outlook
	Actual 2020–21	Interim[1] 2021–22	2022–23	2023–24	2024–25
Revenue
Personal Income Tax	40.3	42.3	44.6	47.0	49.6
Sales Tax	26.6	30.4	32.3	34.2	35.7
Corporations Tax	17.8	22.2	19.7	20.4	21.1
Ontario Health Premium	4.3	4.5	4.7	4.9	5.1
Education Property Tax	6.0	5.7	5.7	5.6	5.6
All Other Taxes	15.8	19.1	19.4	21.0	21.9
Total Taxation Revenue	110.9	124.2	126.4	133.2	139.1
Government of Canada	33.9	29.7	31.0	31.8	33.4
Income from Government Business Enterprises	5.0	5.6	6.3	6.7	7.5
Other Non-Tax Revenue	15.1	14.1	16.1	16.5	16.9
Total Revenue	164.9	173.6	179.8	188.2	196.9

Base Programs[2]
Health Sector	64.4	71.0	75.2	77.6	78.3
Education Sector[3]	28.4	29.5	32.4	34.2	35.1
Postsecondary Education Sector	9.5	10.0	10.8	11.1	11.4
Children’s and Social Services Sector	17.0	17.2	18.3	18.4	18.6
Justice Sector	4.6	4.8	5.3	5.2	5.1
Other Programs	26.0	29.6	36.3	38.3	39.7
Total Base Programs	150.0	162.1	178.3	184.8	188.1
COVID-19 Time-Limited Funding	19.1	12.0	6.9	–	–
Total Programs	169.0	174.1	185.2	184.8	188.1
Interest on Debt	12.3	13.0	13.5	14.3	14.9
Total Expense	181.3	187.1	198.6	199.1	203.0
Surplus/(Deficit) Before Reserve	(16.4)	(13.5)	(18.9)	(10.8)	(6.1)
Reserve	–	–	1.0	1.5	1.5
Surplus/(Deficit)	(16.4)	(13.5)	(19.9)	(12.3)	(7.6)
Net Debt as a Per Cent of GDP	43.1%	40.7%	41.4%	41.4%	41.3%
Net Debt as a Per Cent of Revenue	226.5%	227.5%	238.4%	239.3%	238.1%
Interest on Debt as a Per Cent of Revenue	7.4%	7.5%	7.5%	7.6%	7.5%
[1]	Interim represents the 2022 Budget projection for the 2021–22 fiscal year.
[2]

For presentation purposes in the 2022 Budget, one-time COVID-19-related spending has been included within COVID-19 Time-Limited Funding. This funding continues to be presented separately in order to transparently capture the temporary nature of these investments.

[3]	Excludes Teachers’ Pension Plan. Teachers’ Pension Plan expense is included in Other Programs.

Note: Numbers may not add due to rounding.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

7

Ontario’s Economic and Fiscal Outlook in Brief

Revenue Outlook over the Medium Term

As a result of Ontario’s strong economic performance and the government’s efforts to protect the economy and jobs, Ontario’s revenue outlook is forecast to increase from $173.6 billion in 2021–22 to $196.9 billion in 2024–25.

Ontario’s revenue outlook is anchored by an economic projection based on private-sector forecasts and the best available information at the time of finalizing the planning projection. Details of the medium-term revenue outlook are outlined later in this Budget. See Chapter 3: Ontario’s Fiscal Plan and Outlook for more details.

Key inputs included in the revenue forecast are a prudent economic outlook; existing federal–provincial agreements and funding formulas; and the business plans of government ministries, business enterprises and service organizations.

Program Expense Outlook over the Medium Term

Ontario’s program expense outlook is expected to grow from $174.1 billion in 2021–22 to $188.1 billion in 2024–25. The additional funding will primarily be used to support services including health care, education and other critical investments. Over this period, the government is also making substantial time-limited COVID-19 investments of $18.9 billion, many of which will strengthen Ontario’s resiliency and support the government’s Plan to Stay Open.

In addition to these temporary COVID-19-related initiatives, the government continues to invest in programs that serve the people of Ontario. Over the medium-term outlook, base program expense is projected to increase every year, from $162.1 billion in 2021–22 to $188.1 billion in 2024–25, representing an average annual growth rate of 5.1 per cent from 2021–22 to 2024–25.

8

Ontario’s Economic and Fiscal Outlook in Brief

Program Expense Growth Excluding COVID-19 Time-Limited Funding

[1]	Interim represents the 2022 Budget projection for the 2021–22 fiscal year.

Note: Numbers may not add due to rounding.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

Interest on Debt Outlook over the Medium Term

Interest on debt is forecast to be $13.0 billion in 2021–22, down from the 2021 Budget forecast of $13.1 billion, and remains lower than the interest on debt forecast for each year of the medium-term outlook contained in the 2021 Budget.

Other Fiscal Plan Assumptions over the Medium Term

The reserve is set at $1.0 billion in 2022–23 and $1.5 billion in each year over the medium term.

The net debt-to-GDP ratio for 2022–23 and 2023–24 is projected to be 41.4 per cent and declining to 41.3 per cent in 2024–25.

9

Ontario’s Economic and Fiscal Outlook in Brief

Ontario’s Recovery Plan

The province is projected to return to a surplus position by 2027–28, two years earlier than forecast in the 2021 Budget.

Recovery Plan Assumptions

Revenue

•

Total revenue growth of 3.9 per cent per year over the recovery plan period is based on the projected long-term average annual nominal GDP growth rate of 3.9 per cent, as presented in Ontario’s Long-Term Report on the Economy 2020.

•	Taxation revenue growth is based on average annual nominal GDP growth and does not assume any future tax increases.

•

Government of Canada transfers reflect existing federal–provincial funding formulas and agreements up to 2024–25 and are mainly composed of the Canada Health Transfer and the Canada Social Transfer. This does not build in additional revenues from any significant new increases in federal transfers such as the Canada Health Transfer, or other potential future changes.

•	Net income from government business enterprises is based on current business plans and average annual nominal GDP growth into the future.

•	Other non-tax revenues are consistent with population growth and inflation.

Program Expense

•	From 2020–21 to 2027–28, total program expense is projected to grow at an average annual rate of 2.5 per cent.

•

Over the last 30 years, program expense growth following periods of economic downturn has varied significantly. For example, from 2008–09 to 2017–18, following the 2008 global financial crisis, program expense grew at an average annual rate of 4.3 per cent. Alternatively, following the recession in the early 1990s, program expense grew at an average annual rate of just 0.5 per cent between 1995–96 and 1999–2000.

•

Ontario’s long-term overall program expense growth during the recovery plan period is premised on continuing to improve government operations to deliver services more effectively and efficiently, instead of significant cuts to government services.

Reserve

•	The reserve is set at $1.5 billion in each year over the recovery plan.

10

Ontario’s Economic and Fiscal Outlook in Brief

Details of Ontario’s Recovery Plan

($ Billions)

	Recovery Plan
	2025–26	2026–27	2027–28
Revenue
Personal Income Tax	52.3	55.0	57.9
Sales Tax	37.2	38.8	40.4
Corporations Tax	21.8	22.5	23.2
Ontario Health Premium	5.3	5.5	5.7
Education Property Tax	5.7	5.7	5.8
All Other Taxes	22.8	23.7	24.6
Total Taxation Revenue	145.0	151.2	157.6
Government of Canada	34.5	35.6	36.7
Income from Government Business Enterprises	7.8	8.1	8.4
Other Non-Tax Revenue	17.3	17.8	18.3
Total Revenue	204.6	212.6	220.9

Programs
Health Sector	81.4	84.6	87.8
Education Sector[1]	35.8	36.5	37.2
Postsecondary Education Sector	11.6	11.8	12.0
Children’s and Social Services Sector	18.9	19.2	19.4
Justice Sector	5.1	5.2	5.3
Other Programs	39.7	39.7	39.7
Total Programs	192.5	196.9	201.4
Interest on Debt	15.7	16.3	16.6
Total Expense	208.1	213.2	218.0
Surplus/(Deficit) Before Reserve	(3.5)	(0.7)	2.8
Reserve	1.5	1.5	1.5
Surplus/(Deficit)	(5.0)	(2.2)	1.3
Net Debt as a Per Cent of GDP	41.0%	40.3%	39.1%
Net Debt as a Per Cent of Revenue	236.4%	232.1%	225.0%
Interest on Debt as a Per Cent of Revenue	7.7%	7.7%	7.5%
[1]	Excludes Teachers’ Pension Plan. Teachers’ Pension Plan expense is included in Other Programs.

Note: Numbers may not add due to rounding.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

11

Ontario’s Economic and Fiscal Outlook in Brief

Alternative Economic Scenarios and Fiscal Outlooks

In recognition of the elevated degree of economic uncertainty, the Ontario Ministry of Finance has developed Faster Growth and Slower Growth scenarios that the economy could take over the next several years. These alternative scenarios should not be considered the best case or the worst case. Rather, they illustrate possible alternative outcomes.

Ontario Real GDP Growth Scenarios

(Per Cent)

	2022p	2023p	2024p	2025p
Faster Growth Scenario	5.2	3.8	2.3	2.2
Planning Projection	3.7	3.1	2.0	1.9
Slower Growth Scenario	3.0	2.6	1.9	1.8

p = Ontario Ministry of Finance planning projection and alternative scenarios.

Source: Ontario Ministry of Finance.

Ontario Nominal GDP Growth Scenarios

(Per Cent)

	2022p	2023p	2024p	2025p
Faster Growth Scenario	9.8	5.9	4.7	4.6
Planning Projection	6.7	5.1	4.2	4.1
Slower Growth Scenario	4.8	4.5	3.9	3.8

p = Ontario Ministry of Finance planning projection and alternative scenarios.

Source: Ontario Ministry of Finance.

In the event that the alternative economic scenarios materialize as opposed to the Planning Projection, Ontario’s fiscal plan would also change as a result. See Chapter 3: Ontario’s Fiscal Plan and Outlook, Revenue Outlook Scenarios section for more information.

12

Ontario’s Economic and Fiscal Outlook in Brief

Under the Faster Growth scenario, the deficit outlook may improve to $15.0 billion in 2022–23 and $4.9 billion in 2023–24, and a surplus of $2.4 billion in 2024–25. However, if the Slower Growth scenario takes place instead, the deficit outlook may deteriorate to $23.2 billion in 2022–23, $17.8 billion in 2023–24, and $15.0 billion in 2024–25.

Ontario Medium-Term Outlook Scenarios

Source: Ontario Ministry of Finance.

13

Ontario’s Economic and Fiscal Outlook in Brief

In addition to alternative outlook scenarios over the medium term, the government has developed two alternative recovery plans. As shown in the graph below, the starting point for each of these scenarios varies based on how quickly the Ontario economy will grow between 2022 and 2025. Under the Faster Growth scenario, the government could eliminate the deficit by 2024–25. However, under the Slower Growth scenario, the recovery plan could be prolonged with the deficit projected to be eliminated in 2030–31.

Ontario Recovery Plan Scenarios

Source: Ontario Ministry of Finance.

14

Ontario’s Economic and Fiscal Outlook in Brief

Borrowing and Debt Management

Ontario’s borrowing program is primarily used to fund deficits, refinance maturing debt and make investments in capital assets. Ontario will continue to finance most of its borrowing program in the long–term public markets in Canada as well as internationally. Ontario has completed its long–term public borrowing for 2021–22 of $41.1 billion, including $10.3 billion in pre–borrowing for 2022–23. The total long–term borrowing requirements for 2022–23, 2023–24 and 2024–25 are forecast to be $41.5 billion, $44.6 billion and $38.9 billion, respectively.

$12.5 billion Ontario Green Bonds issued since 2014–15

Ontario remains the largest issuer of Canadian dollar Green Bonds and plans to continue its leadership in the Canadian dollar Green Bond market. Subject to market conditions, Ontario will issue multiple Green Bonds in each fiscal year, including in 2022–23.

2021–22 Borrowing Program and Medium–Term Outlook

($ Billions)

	2021–22			Medium–Term Outlook

	2021 Budget	Change from 2021 Budget	Interim[1] 2021–22	2022–23	2023–24	2024–25
Deficit/(Surplus)	33.1	(19.6)	13.5	19.9	12.3	7.6
Investment in Capital Assets	11.8	1.0	12.9	13.4	13.6	14.8
Non-Cash Adjustments	(9.5)	1.1	(8.4)	(9.7)	(9.6)	(10.5)
Loans to Infrastructure Ontario	0.2	0.0	0.3	(0.1)	0.2	0.0
Other Net Loans/Investments	1.3	(1.4)	(0.1)	0.7	(0.1)	(0.9)
Debt Maturities/Redemptions	25.0	0.0	25.0	30.5	31.2	27.8
Total Funding Requirement	61.9	(18.9)	43.1	54.7	47.6	38.9
Decrease/(Increase) in Short-Term Borrowing	(6.0)	6.0	–	(3.0)	(3.0)	–
Increase/(Decrease) in Cash and Cash Equivalents	4.0	–	4.0	–	–	–
Pre-borrowing in 2020–21 for 2021–22	(5.2)	(10.9)	(16.2)	–	–	–
Pre-borrowing for 2022–23	–	10.3	10.3	(10.3)	–	–
Total Long-Term Public Borrowing	54.7	(13.5)	41.1	41.5	44.6	38.9
[1]	Interim represents the 2022 Budget projection for the 2021–22 fiscal year.

Note: Numbers may not add due to rounding.

Source: Ontario Financing Authority.

15

Ontario’s Economic and Fiscal Outlook in Brief

In the event alternative economic scenarios materialize, Ontario’s borrowing requirements in the next three years would also change. Under the Faster Growth scenario, long-term borrowing would decrease by a total of $22.4 billion over the medium-term outlook, while under the Slower Growth scenario, long-term borrowing would increase by $16.2 billion over the same period.

Borrowing Outlook Scenarios for Long-Term Borrowing

Total Long-Term Borrowing

($ Billions)

Sources: Ontario Financing Authority and Ontario Ministry of Finance.

See Chapter 4: Borrowing and Debt Management for more details on Ontario’s borrowing program and debt burden reduction strategy.

16

Ontario’s Economic and Fiscal Outlook in Brief

Ontario’s Capital Plan

The government’s capital plan is one of the most ambitious in the province’s history, with planned investments over the next 10 years totalling $158.8 billion, including $20.0 billion in 2022–23. This plan is getting shovels in the ground to build highways, hospitals and other critical assets, laying the foundation for a stronger Ontario.

Key highlights in the capital plan include:

Highways

•	$25.1 billion over 10 years to support the planning and/or construction of highway expansion and rehabilitation projects across the province, including projects such as:

•

Highway 413, a new 400-series highway and transit corridor across Halton, Peel and York regions to support the movement of goods and save drivers up to 30 minutes on their commute, as well as bring relief to the most congested corridor in North America;

•

The Bradford Bypass, a new four-lane freeway connecting Highway 400 and Highway 404 in Simcoe County and York Region that is expected to ease gridlock on Highway 400 and local roads, and save commuters up to 35 minutes per trip as compared to existing routes along local roads;

•

The QEW Garden City Skyway rehabilitation project, which will include a new twin bridge over the Welland Canal connecting St. Catharines to Niagara-on-the-Lake. This work will keep traffic moving on this strategic trade and economic corridor that links international border crossings with the Greater Golden Horseshoe;

•	Early works in Oshawa and Port Hope, as the first step to enable future widening of Highway 401 to relieve congestion starting at Brock Road in Pickering and through Eastern Ontario;

•

Continuing the next phase of construction for the new Highway 7 between Kitchener and Guelph, which will provide relief to the gridlocked Highway 401 and connect the fast-growing urban centres of Kitchener, Waterloo and Guelph;

•

Widening of Highway 17 from Arnprior to Renfrew to four lanes, which will increase capacity as well as enhance road safety for travellers by separating opposing traffic and providing additional passing opportunities; and

•	The Timmins Connecting Link to reconstruct an approximately 21.4-kilometre stretch of Highway 101, which is one of the longest connecting links in Ontario and used by 25,000 vehicles per day.

17

Ontario’s Economic and Fiscal Outlook in Brief

Transit

•	$61.6 billion over 10 years for public transit, including:

•

Breaking ground on the Ontario Line, which will provide rapid transit between Exhibition/Ontario Place and the Ontario Science Centre, connecting more than 40 other transit routes, including GO train lines, existing Toronto Transit Commission (TTC) subway and streetcar lines, and the Eglinton Crosstown Light Rail Transit line;

•	The Bowmanville GO Rail Extension, which will expand GO Transit rail services from Oshawa into Bowmanville on the Lakeshore East corridor and help reduce gridlock;

•	The London GO Rail Service, which will provide weekday GO train trips between London and Union Station in Toronto;

•

Planning and design work for a connection of the Eglinton Crosstown West Extension to Toronto Pearson International Airport, to establish connectivity of the line to the airport and one of Ontario’s largest economic and employment zones;

•

Advancing planning work for the Sheppard Subway Extension that will connect the existing terminus at Don Mills Station (TTC’s Line 4) with the future Scarborough Subway Extension, delivering smarter, better and faster transit; and

•

Transforming the GO Transit network into a modern, reliable and fully integrated rapid transit network that will cut down commute times across the province by steadily increasing service with faster trains, more stations and seamless connections.

Health

•

More than $40 billion over the next 10 years in hospital infrastructure, including about $27 billion in capital grants. This is $10 billion more for hospitals and health care centre infrastructure than the commitment in the 2021 Budget. These investments will increase capacity in hospitals, build new health care facilities, and renew existing hospitals and community health centres. Significant new investments are being made to support major hospital projects currently under construction or in various stages of planning to increase capacity, which include:

•

Transformation of the existing site and urgent care centre into a new 24/7 inpatient care hospital at Peel Memorial, in partnership with William Osler Health System. This will enable future development of an emergency department and meet the growth needs of one of Ontario’s fastest growing communities;

•

Support for the redevelopment of the existing hospital and regional trauma centre on a new site for the Ottawa Hospital – Civic Campus to expand access to programs and services as well as meet bed capacity needs;

•	Support for a new state-of-the-art acute care hospital in Windsor and Essex County to add more hospital beds and expand services in the region;

18

Ontario’s Economic and Fiscal Outlook in Brief

•	Funding for the redevelopment of acute care hospitals in Huntsville and Bracebridge to improve community services and access to diagnostic imaging;

•

Funding for the planning of the Grand River Hospital and St. Mary’s General Hospital Joint Redevelopment Project to construct a new joint acute care facility and expand to existing facilities in the Kitchener-Waterloo region;

•	Support to expand the cardiovascular surgery program at Thunder Bay Regional Health Sciences Centre to address surgical wait times and improve access to lifesaving care;

•

Funding to support the single largest hospital infrastructure investment through the Trillium Health Partners – Broader Redevelopment project to build a new, state-of-the-art Mississauga Hospital and expand the Queensway Health Centre;

•

Continued support for the construction of a new, modern hospital facility on the existing Uxbridge site at the Oak Valley Health – Uxbridge Hospital to replace the current aged building, and enable the expansion of specialized outpatient clinics as well as the creation of a community health hub with long-term care services;

•	Support for the Stevenson Memorial Hospital redevelopment to modernize facilities, support service delivery and respond to future population growth in Simcoe County;

•	Construction of new diagnostic imaging, laboratory and emergency departments at the Wallaceburg Sydenham Hospital, part of the Chatham-Kent Health Alliance, to modernize service delivery; and

•

Expansion of the Scarborough Health Network – Birchmount site with a new inpatient tower and an expanded emergency department to reduce wait times, improve patient flow and update aging infrastructure.

•

Building four new long-term care homes in Mississauga, Ajax and Toronto under the Long-Term Care Accelerated Build Pilot. On February 1, 2022, the Lakeridge Gardens long-term care home in Ajax was completed after just 13 months. Construction remains underway for the homes in Mississauga and Toronto.

19

Ontario’s Economic and Fiscal Outlook in Brief

Broadband

•	Nearly $4 billion beginning in 2019–20 to support the government’s commitment to provide high-speed internet access to every community in Ontario by the end of 2025.

Additional Projects

•

Almost $6 billion in the Postsecondary Education sector, including over $2 billion in capital grants over the next 10 years, to help colleges, universities and Indigenous Institutes modernize classrooms by upgrading technology, carrying out critical repairs and improving environmental sustainability.

•

Investing $21 billion, including about $14 billion in capital grants over the next 10 years, to support the renewal and expansion of school infrastructure and child care projects, including the new Seaton Public and Catholic elementary schools in Pickering and child care spaces as part of the St. Louis School in Keewatin.

Infrastructure Expenditures1

($ Millions)

	Interim[2,3]	Medium-Term Outlook			10-Year Total[4]
	2021–22	2022–23	2023–24	2024–25
Sector
Transportation
Transit	6,698	8,183	8,285	8,646	61,618
Provincial Highways	3,030	3,018	2,854	2,955	25,120
Other Transportation, Property and Planning	179	219	199	191	1,495
Health
Hospitals	1,864	3,025	3,302	5,180	40,164
Other Health	192	215	538	838	4,723
Education	2,672	2,938	2,916	2,370	21,198
Postsecondary Education
Colleges and Other	419	470	529	556	4,502
Universities	93	135	122	133	1,326
Social	479	319	325	384	2,756
Justice	400	847	697	304	2,736
Other Sectors[5]	2,142	3,279	2,906	2,665	16,280
Total Infrastructure Expenditures	18,167	22,647	22,672	24,221	181,918
Less: Other Partner Funding[6]	1,303	2,611	2,135	2,579	23,085
Total[7]	16,864	20,035	20,537	21,642	158,834
[1]

Includes interest capitalized during construction; third-party investments in hospitals, colleges and schools; federal and municipal contributions to provincially owned infrastructure investments; and transfers to municipalities, universities and non-consolidated agencies.

[2]	Interim represents the 2022 Budget projection for the 2021–22 fiscal year.
[3]	Includes provincial investment in capital assets of $12.9 billion.
[4]	Total reflects the planned infrastructure expenditures for years 2022–23 through to 2031–32.
[5]	Includes broadband infrastructure, government administration, natural resources, and culture and tourism industries.
[6]	Other Partner Funding refers to third-party investments primarily in hospitals, colleges and schools.
[7]	Includes Federal/Municipal contributions to provincial infrastructure investments.

Note: Numbers may not add due to rounding.

Source: Ontario Treasury Board Secretariat.

20

Chapter 1 ONTARIO’S PLAN TO BUILD

Section A: Rebuilding Ontario’s Economy

Section A: Rebuilding Ontario’s Economy

Introduction

Every day, Ontario is getting stronger. Critical minerals in the North, including from the Ring of Fire, will become part of the future of clean steel, batteries, and hybrid and electric vehicles as the next generation of automobiles are built in Ontario, by Ontario workers, and sold across North America. Small businesses and entrepreneurs will have the support they need to realize their dreams. The government’s plan will help bring better jobs and higher wages for the people of Ontario.

Highlights

•  In March 2022, the Ontario government released the province’s first-ever Critical Minerals Strategy, a five-year road map that will help strengthen Ontario’s position as a global leader in supplying critical minerals and Ontario’s supply chain for electric and hybrid vehicle manufacturing.

•  The Ontario government is investing $2 million in 2022–23 and $3 million in 2023–24 to create a Critical Minerals Innovation Fund to support the mining industry, academia, startups and research and development firms to find innovative solutions for extraction and processing of critical minerals.

•  In April 2022, Ontario released its Low-Carbon Hydrogen Strategy to accelerate the development of the low-carbon hydrogen economy in the province that will create jobs, attract investment and reduce emissions.

•  Ontario Power Generation is working to deploy Canada’s first grid-scale Small Modular Reactor (SMR) as early as 2028, which would add clean, affordable and reliable energy to Ontario’s electricity grid, attract investment, and support good-paying jobs in the nuclear sector for decades to come.

•  Ontario is supporting investments to help make the province a world-leading producer of clean low-emission steel to help build the hybrid and electric vehicles of the future.

•  As of early April 2022, Ontario has attracted nearly $11 billion in new investments in transformative hybrid and electric vehicle production and battery manufacturing in the province.

23

Chapter 1: Ontario’s Plan to Build

Highlights (continued)

•  The Ontario government is investing nearly $107 million over the next three years to accelerate Ontario’s economy through critical technologies.

•  Ontario is investing $10 million in 2022–23 to establish a Food Security and Supply Chain Fund to strengthen the province’s food supply, grow the workforce and to help sustain and expand the agri-food sector.

•  Ontario is investing nearly $96 million over three years to protect public safety and critical infrastructure during unlawful demonstrations and illegal blockades that impede international border crossings and protect vital supply chains on both sides of the border.

Seizing Ontario’s Critical Minerals Opportunities

The next chapter in the story of Ontario’s prosperity begins in the North. Ontario’s vast and varied geology provides tremendous opportunities for critical minerals exploration and development. Critical minerals are key components of innovative technologies for high-growth sectors such as batteries, electronics, electric vehicles (EVs) and cleantech.

Advancing the Critical Minerals Strategy

In March 2022, the government released its first-ever Critical Minerals Strategy. Since Ontario announced the development of the strategy in the 2021 Budget, stakeholders have provided feedback on how Ontario can build more integrated supply chains, and enhance investment in mineral exploration and development, as well as support partnership opportunities with Indigenous peoples.

Ontario’s Critical Minerals Strategy is a five-year road map that will help strengthen Ontario’s position as a global leader in supplying critical minerals. The strategy focuses on priorities that will support better supply chain connections between industries, resources and workers in Northern Ontario and manufacturing in the South, including Ontario-based EV and battery manufacturing. Ontario’s supply of critical minerals, processing capabilities and proximity to North American manufacturing hubs makes the province an ideal location for mineral exploration, mining and investment.

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Section A: Rebuilding Ontario’s Economy

“These roads will help bring critical minerals to the manufacturing hubs in the South, which will bring prosperity to Ontario’s North.” The Honourable Peter Bethlenfalvy Ontario’s Minister of Finance

Building the Corridor to Prosperity: Ring of Fire

The Ring of Fire is one of the most promising mineral deposits in the world and will play a key role in Ontario’s future economic prosperity. It will create jobs, unlock critical minerals and bring multigenerational opportunities to Northern and First Nation communities. All-season, dependable road access is a prerequisite to unlocking opportunity in the region. These roads will help bring critical minerals to the manufacturing hubs in the South, which will bring prosperity to Ontario’s North, including First Nation communities, improving access to education, health care, goods and services, and housing.

Ontario has committed close to $1 billion to support critical legacy infrastructure such as all-season roads to the Ring of Fire. To support the construction of all-season roads, the government approved the provincial Terms of Reference for the Environmental Assessment for the proposed Marten Falls First Nation Community Access Road and Webequie First Nation Supply Road projects in October 2021. In addition, in April 2022, Marten Falls First Nation and Webequie First Nation announced that they will be submitting a Terms of Reference for the proposed Northern Road Link Environmental Assessment. The proposed road is the final piece of critical road infrastructure needed to ensure reliable, all-season road access to potential mining sites in the Ring of Fire and connect both First Nation communities to Ontario’s highway network. The provincial government will continue to work with the federal government to coordinate the impact assessment requirements for these projects.

Geopolitical forces are fueling a surging demand for reliable and responsibly sourced critical minerals, making this a strategic imperative for Canada. The Ring of Fire will bring significant economic, social and community benefits to the entire nation, and this historic project needs a full federal partner. This is why Ontario will continue to call on the Government of Canada to step up and match Ontario’s funding commitments to getting the road to the Ring of Fire built.

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Chapter 1: Ontario’s Plan to Build

Chart 1.1

Proposed Corridor to Prosperity

Sources: Ontario Ministry of Economic Development, Job Creation and Trade; Ontario Ministry of Northern Development, Mines, Natural Resources and Forestry; and Ontario Ministry of Transportation.

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Section A: Rebuilding Ontario’s Economy

Vehicle Production in Ontario

General Motors: Oshawa Assembly Plant: Chevrolet Silverado (Light Duty and Heavy Duty); CAMI Assembly Plant, Ingersoll: Chevrolet Equinox (until April/May 2022), BrightDrop Zevo 600 (also known as EV600; starting December 2022).

Ford: Oakville Assembly Complex: Ford Edge, Lincoln Nautilus.

Stellantis: Windsor Assembly Plant: Chrysler Pacifica, Chrysler Voyager; Brampton Assembly Plant: Chrysler 300, Dodge Challenger, Dodge Charger.

Toyota: Cambridge – North Plant: RAV4, Lexus NX and NX Hybrid (NX production will start in the upcoming months in 2022); Cambridge – South Plant: Lexus RX 350 and RX 450 Hybrid; Woodstock: Toyota RAV4 and RAV4 Hybrid.

Honda: Alliston Assembly Plant 1: Honda Civic; Alliston Assembly Plant 2: Honda CR-V.

Enhancing the Ontario Junior Exploration Program and Establishing the Critical Minerals Innovation Fund

Enhancing the Ontario Junior Exploration Program

Junior mining companies will play an important role in unlocking Ontario’s critical minerals opportunity. This is why, in the 2021 Budget, the government announced the Ontario Junior Exploration Program (OJEP) to cover eligible costs of up to $200,000 for mineral exploration and development. To continue supporting this historic opportunity, the government is investing $12 million to extend the OJEP for an additional two years, attracting further investment and creating opportunities and jobs in this growing sector.

Ontario is also creating a Critical Minerals Stream for the OJEP by investing an additional $4 million per year for the next three years. The new stream will help ensure that funding from the OJEP supports critical minerals projects, in addition to those focused on precious metals. It will also provide critical mineral explorers with more opportunities to discover minerals that support electric vehicles and advanced manufacturing.

The Ontario Junior Exploration Program

The Ontario Junior Exploration Program was established in 2021 and has generated significant interest in its first intake, with 38 applications in 2021–22 requesting $6.4 million in support and leveraging up to $13.6 million in private-sector funding.

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Chapter 1: Ontario’s Plan to Build

Investing in Critical Minerals Innovation

The government is investing $2 million in 2022–23 and $3 million in 2023–24 to create a Critical Minerals Innovation Fund. This initiative will help the mining industry, academia, startups, and research and development firms collaborate to develop new, innovative ways to extract and process critical minerals. The fund will support organizations pursuing innovative projects that create jobs, develop new technologies and attract private-sector investments, further strengthening the manufacturing supply chain and make Ontario a leader in battery technology, electric and hybrid vehicles, as well as advanced manufacturing.

Powering Ontario’s Economy

The government is taking action to build on the province’s clean energy advantage to power Ontario’s growing economy. Global companies are looking to invest in jurisdictions with affordable, reliable and clean energy. This is why the government has released Ontario’s Low-Carbon Hydrogen Strategy, proposed the creation of a clean energy credit registry, supported Small Modular Reactors (SMRs), and is accelerating electricity transmission projects in Southwestern Ontario. The government has a plan to power Ontario for the future.

Ontario’s Energy Transition and Electrification

Supporting Growth in Ontario’s Hydrogen Sector

The government is leveraging the province’s strengths, such as clean electricity, to develop a low-carbon hydrogen economy in Ontario that will create jobs, attract investment and reduce greenhouse gas emissions. In April 2022, the Ontario government released its Low-Carbon Hydrogen Strategy to ensure the province’s clean technology and hydrogen sectors continue to grow and contribute to a prosperous green future for the province.

As part of the hydrogen strategy, the government is supporting a proposal from Atura Power, an Ontario Power Generation (OPG) subsidiary, for the province’s largest low-carbon hydrogen production facility, in Niagara Falls, through a 10-year regulatory exemption to the Gross Revenue Charge for electricity generated at OPG’s Sir Adam Beck 2 Generating Station used specifically for hydrogen production.

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Section A: Rebuilding Ontario’s Economy

Creating a Clean Energy Registry

The Ontario government is leveraging its world-class clean electricity grid by developing a voluntary clean energy credit (CEC) registry to boost Ontario’s international competitiveness and attract jobs. The government has directed the Independent Electricity System Operator (IESO) to consult and report back by July 4, 2022, on the design of a provincial CEC registry that would provide businesses more choice in how they achieve their corporate sustainability goals. Voluntary CECs would represent clean electricity that has been generated from a non-emitting source, such as solar, wind, bioenergy, as well as hydroelectric and nuclear power. A CEC registry would return funds raised through the purchase of CECs to Ontario ratepayers and support future clean energy generation in the province.

Supporting Economic Growth in Southwestern Ontario through Better Electricity Transmission Infrastructure

With new investments in electric vehicles and battery manufacturing bringing jobs and opportunity to Southwestern Ontario, the government is accelerating the development of five transmission line projects.

In April 2022, Ontario prioritized Hydro One’s work to build transmission lines to address growing electricity demand in the region, driven by growth in the electric vehicle, battery manufacturing and greenhouse sectors. These new transmission lines will supply more clean electricity to the region, create jobs and partnerships for Indigenous communities, and further support economic growth in this part of the province. The transmission projects between London, Windsor and Sarnia represent an investment of more than $1 billion and are proposed to be developed in phases through 2030.

Natural Gas Expansion Program

Through Phase 1 and 2 of Ontario’s Natural Gas Expansion Program, more than $360 million was allocated to expand access to families and businesses in 59 communities across the province. Due to overwhelming demand from communities, businesses and municipal councils, Ontario will begin consulting this fall on how to best deliver Phase 3 of the program.

The ongoing projects are expected to connect over 17,000 customers, helping families and businesses save money on their energy bills and, in many cases, reduce their carbon footprint by transitioning from higher carbon fuels. For Phase 1, it is estimated that families can save up to $1,500 per year in energy costs by switching to natural gas. Additionally, this program has also supported economic development projects, which have the potential to create up to 1,400 new jobs in the greenhouse industry in Chatham-Kent in Phase 1, and approximately 5,000 jobs in two expansion projects, the Grimsby-Lincoln project and the and Hamilton Airport Regional Expansion project, via Phase 2.

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Chapter 1: Ontario’s Plan to Build

Building Ontario’s Nuclear Advantage

When it comes to clean energy, Ontario leads by example. First, it eliminated coal-fired electricity generating stations, which stands as the single largest emissions reduction action in North American history. Today, Ontario is at the cutting edge of new nuclear development and countries around the world are watching. For example, in November 2021, Bruce Power reached a historic milestone, by issuing the first Green Bond globally for nuclear power, helping to further Ontario’s and Canada’s position as a world leader in clean energy.

Ontario will also be home to Canada’s first grid-scale Small Modular Reactor (SMR), with a made-in-Ontario SMR set to be deployed, subject to appropriate approvals, at Ontario Power Generation’s Darlington site as early as 2028. The project will help Ontario enhance a clean, affordable and reliable electricity grid and support good-paying jobs in the nuclear sector for decades to come. It will also help pave the way for Ontario businesses to export this technology to other provinces and countries, helping them to reduce dependence on fossil fuels and decarbonize their electricity grids.

Selling Ontario Made Products to the World

Ontario’s manufacturing sector is a key contributor to the economic success of the province. The sector employed over 776,000 people in 2021 and generated $78.4 billion in real GDP in 2020.

However, Ontario’s manufacturing sector experienced a 30.5 per cent decline in employment from the sector’s peak in 2004 until 2018. Over this period, the competitiveness of the sector was negatively impacted by the high cost of doing business, gaps in skills training programs and a lack of business investment.

From electric and hybrid vehicles to barbecues, the government is supporting the development of home-grown supply chains, creating the next generation of products and returning Ontario to its rightful place as the workshop of Canada. Through these efforts, products made in Ontario, by Ontario workers, will be shipped across North America and the world.

Producing Clean Steel in Ontario

Low-carbon steel production has become critical for jurisdictions to compete for manufacturing investments as businesses look to reduce greenhouse gas emissions in their supply chain. These investments support the creation of new jobs and economic growth as steel producers, automakers and other industries transform their operations.

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Section A: Rebuilding Ontario’s Economy

In February 2022, Ontario announced it would contribute up to $500 million in support for ArcelorMittal Dofasco’s $1.8 billion investment in Hamilton to replace its coal-fed coke ovens and blast furnaces with new, low-emission technology. The project will move the facility to a hydrogen-ready direct reduced iron fed electric arc furnace, targeted for completion by 2028, to support the livelihoods of 4,600 people working at the facility. ArcelorMittal Dofasco’s investment will also significantly lower the carbon footprint of the facility and reduce carbon dioxide (CO2) emissions by about three million tonnes annually.

In addition, in November 2021, Algoma Steel announced a $700 million investment in an all-new, low-emission electric arc furnace. This investment will help lay the foundation for long-term competitiveness, economic prosperity, and new, well-paying jobs in Sault Ste. Marie and across all of Northern Ontario. Ontario’s revitalized Northern Energy Advantage Program and its new investor-class stream provide the energy rate certainty that Algoma Steel needs to move ahead with this project and secure the jobs of the future.

These investments will support Ontario’s low-carbon steel transformation and help make the province a world-leading producer of low-emission steel. This includes building the vehicles of the future as well as the technology, transit, hospitals, schools and community infrastructure that are vital for the province’s future prosperity and growth. Moving towards clean steel will also significantly reduce the province’s greenhouse gas emissions, helping Ontario achieve its target of reducing emissions by 30 per cent by 2030.

Building Ontario Made Electric Vehicles

Critical minerals in the North will drive electric vehicle (EV) manufacturing in the South, where Ontario’s automotive sector is poised for resurgence as the industry continues its large-scale transformation. The government’s plan will help Ontario become a North American leader in building the vehicles of the future.

Shifting into Phase 2 of Driving Prosperity

In November 2021, Ontario announced Phase 2 of Driving Prosperity: The Future of Ontario’s Automotive Sector, the government’s plan to build the next generation of vehicles in Ontario by securing auto production mandates to build electric and hybrid vehicles. The government will also help transform the supply chain by supporting the exploration, mining and production of critical minerals to create a domestic battery ecosystem and encourage research and development.

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Chapter 1: Ontario’s Plan to Build

Driving Prosperity: 2030 Anchor Objective

Phase 2 is anchored by the goal to maintain and grow Ontario’s auto sector by building at least 400,000 electric and hybrid vehicles by 2030.

Attracting Game-Changing Auto Sector Investments

Manufacturing employment in the province peaked in 2004 and declined significantly by 2018. The Ontario government is taking action to bring back manufacturing that will create jobs and support families and communities across Ontario.

The auto industry has responded to Ontario’s plan to help transform and grow the auto sector, lower taxes, reduce electricity costs and cut red tape. Over the past 18 months, the automotive sector in Ontario has seen more than $12 billion in investments for new vehicle production mandates and battery manufacturing. These investments include:

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Over $5 billion for a joint investment between LG Energy Solution and Stellantis to build the province’s first large-scale EV battery manufacturing plant in Windsor, supported by Ontario, along with municipal and federal governments.

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$1.8 billion in commitments from Ford to produce battery EVs and five new EV models at its Oakville assembly complex, with the Ontario government providing $295 million in support and the federal government making a matching contribution.

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More than $2 billion by General Motors to transform the company’s Oshawa and Ingersoll manufacturing facilities to deliver the company’s next generation of vehicles, including new all-electric commercial vehicles, with the Ontario government providing up to $259 million in grant support and the Government of Canada making a matching contribution.

•	$1.5 billion in commitments from Stellantis to upgrade its assembly plant in Windsor to build new electrified vehicles.

•

Almost $1.4 billion from Honda to upgrade and retool its plants in Alliston and begin manufacturing hybrid models, with the Ontario government providing $131.6 million in grant support and the Government of Canada making a matching contribution.

As of early April 2022, almost $11 billion of these investments are in transformative hybrid and electric vehicle production and battery manufacturing in Ontario.

Section A: Rebuilding Ontario’s Economy

“This represents an important milestone for Honda as we move forward in our ambitious vision to make battery electric vehicles represent 100 per cent of our North America vehicle sales by 2040. Honda of Canada Mfg. (HCM) is home to a team of remarkably talented associates who build some of Honda’s most popular and fuel-efficient products. This investment not only ensures our product and manufacturing competitiveness within Ontario, Canada and abroad, but also significantly bolsters our ongoing efforts to reduce greenhouse gas emissions to help Canada attain its overall climate targets.”

Jean Marc Leclerc President and CEO Honda Canada Inc.

Building Batteries in Ontario

Developing Ontario’s battery cell production capacity is critical to the creation of a new, high-value supply chain of lithium-ion batteries to support EV production in automotive assembly plants in the province. This is why the government continues to make key investments in the battery supply chain to drive innovation and create jobs.

In March 2022, the Ontario government announced its support, along with municipal and federal governments, for a joint investment between LG Energy Solution and Stellantis of over $5 billion to build the province’s first large-scale EV battery manufacturing plant in Windsor. This investment represents the largest automotive manufacturing investment in the history of the province and puts Ontario on the path to becoming one of the most vertically integrated automotive jurisdictions in the emerging North American EV market. The battery facility will be fully operational by 2025

“We are securing the future for thousands more local workers and securing Windsor’s strategic location as the home of Canada’s electric vehicle future. As the world pivots to EVs, Windsor will soon be home to the battery manufacturing facility that powers it all.”

Drew Dilkens

Mayor

City of Windsor

and will employ an estimated 2,500 people to supply Stellantis plants in the North American market.

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Chapter 1: Ontario’s Plan to Build

In February 2022, Ontario invested $1.5 million through the Regional Development Program to support an $18.5 million investment by auto parts manufacturer Ventra Group to create the Flex-Ion Battery Innovation Centre in Windsor. Also, in February, the government invested $250,000 to support the development of two new battery production lines at the Electra Battery Materials Corporation’s future Battery Materials Park near Cobalt. These two new production lines would be the first of their kind in Ontario, meeting the demand for batteries that support the EV supply chain in North America.

Building Transportation Electrification Infrastructure

The Ontario government is providing $91 million to help make electric vehicle (EV) chargers more accessible to the public across the province. The funding will add more EV chargers across Ontario, including highway rest stops and in community hubs like hockey arenas, carpool lots, and provincial and municipal parks. The government will also introduce the Rural Connectivity Fund to support the installation of EV chargers in rural communities.

The investment in new public charging stations, along with the government’s programs to reduce electricity prices, will support the uptake of electric vehicles and further strengthen Ontario’s auto industry, as cars of the future are built here in Ontario.

The government has also asked the Ontario Energy Board to provide options for implementing a new ultra low overnight time of use price plan. This new ultra low rate could help support electric vehicle adoption.

Defending the Auto Sector from Protectionism

For over 50 years, the shared supply chain between Ontario and America’s Great Lakes states has created jobs and supported families on both sides of the border. Currently, the United States is considering protectionist measures that would threaten the strong supply chain and impact automotive trade under the Canada-United States-Mexico Agreement (CUSMA). In December 2021, the Ontario government announced the creation of the Premier’s Council on U.S. Trade and Industry Competitiveness. The Council is providing advice and recommendations to protect Ontario’s rights under trade agreements and the workers who depend on them. The Council is also engaging industry partners across the United States, particularly in Great Lakes states where existing supply chains are integrated with Ontario industries.

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Section A: Rebuilding Ontario’s Economy

Protecting Border Crossings

Ontario is investing nearly $96 million over three years in equipment, staff and best practices to support provincewide responses during unlawful demonstrations and illegal blockades that impede international borders. Notably, within the Ontario Provincial Police, the government is enhancing positions in Public Order, Emergency Management and Provincial Liaison units over and above the full-time Emergency Response Team complement to enable a surge capacity for multiple incidents and to sustain capacity during prolonged events.

The government also introduced the Keeping Ontario Open for Business Act, 2022. This will better enable the province to respond immediately to future disruptions to international border crossings when those disruptions interfere with public safety, the economy and international trade. The legislation will provide police officers with additional enforcement tools to safely and effectively clear illegal blockades while introducing measures to hold wrongdoers to account.

Supporting Advanced Manufacturing

The government has a plan for the province’s future prosperity to be made in Ontario by ensuring the economy is built on a strong and vibrant manufacturing base that focuses on globally competitive, domestic production. For example, Ontario’s business community, including advanced manufacturers, has played a critical role in the COVID-19 pandemic by producing medical supplies and personal protective equipment (PPE) for Ontario’s health care professionals and other frontline workers.

Over the last four years, steps taken by Ontario have helped plot a new trajectory for long-term growth in manufacturing. These steps include increasing competitiveness, encouraging investment and supporting skills development. However, emerging trends like automation, digitization, the shift to carbon-neutral products and international supply chain disruptions have forced Ontario’s manufacturers to retool and reimagine their production lines and capacity.

This is a “call to action” for Ontario. This is why the government will work collaboratively with the manufacturing industry to develop an Advanced Manufacturing Strategy. This strategy will ensure the province’s manufacturers remain globally competitive and that domestic production remains strong and vibrant now and into the future.

Ontario will create an Advanced Manufacturing Council to help inform the strategy. The Council will engage industry, regional, government and academic experts on a range of key themes impacting manufacturers to help provide input into the development of the Advanced Manufacturing Strategy.

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Chapter 1: Ontario’s Plan to Build

Developing Investment-Ready Land

To compete for global investment opportunities, the government is working with municipalities and businesses to support the necessary assembly and infrastructure work to develop shovel-ready investment land. This includes mega sites that can support large-scale manufacturing operations. While Ontario is ahead of the curve among Canadian jurisdictions, the province’s current inventory of mega sites lags behind key competitors in the United States. Ontario’s Job Site Challenge, launched in 2019, was designed to close this critical gap in investment-ready land by proactively identifying potential mega sites in the province.

In addition, in October 2021, the Ontario government launched the Site Readiness Program, which provides financial assistance to help municipalities and land owners complete site preparatory work for an eligible industrial property. This important work is supported by the Investment Ready: Certified Site Program, which provides provincial certification and marketing support to help attract potential investors to industrial sites once certain due diligence has been completed. To increase awareness of these programs, the government will launch an initiative to showcase investment-ready land in the province.

Forging a Stronger Supply Chain

Advancing the Ontario Public Sector Supply Chain Strategy

In November 2020, the government announced the creation of Supply Ontario, a new centralized procurement agency that will leverage $29 billion in government buying power to better protect the people of Ontario, create jobs, unlock savings and create opportunities for small business and local companies.

Supply Ontario is building the public sector’s supply chain that works together as one, demonstrates and uses modern supply chain capabilities, and creates better outcomes for Ontario. This will ensure the people of Ontario are getting the greatest value by leveraging the buying power of the entire province, strengthening the province’s resilience by ensuring reliable access to critical products, and supporting economic development and innovation across the province.

Section A: Rebuilding Ontario’s Economy

Standing Up for Small Businesses and Supporting Entrepreneurship

Ontario’s small businesses are an important part of Ontario’s economy, employing more than two million people in communities across the province. The COVID-19 pandemic has impacted small businesses significantly, and they continue to face unique challenges in accessing capital, talent and markets. Small business owners are resilient and hard-working, with big dreams and bold ambitions. The Ontario government is committed to helping the province’s entrepreneurs recover and thrive.

Harnessing Ontario’s Entrepreneurial Spirit

Behind every small business is an entrepreneur with ambition and determination, enriching the lives and livelihoods of families and communities across Ontario.

The government will create an Entrepreneurship Council to focus on a range of key themes that will support the development of a dedicated Entrepreneurship Strategy. The new Entrepreneurship Council will include leaders from across diverse sectors to advise on the issues facing Ontario entrepreneurs and small businesses, and actions needed to set them up for success.

Ontario’s Entrepreneurship Strategy will set out a bold vision to harness Ontario’s entrepreneurial spirit by positioning the province as the fastest and easiest jurisdiction to start up and scale up a business. The strategy will also be supported by key initiatives, including:

•	Recruiting 100 international entrepreneurs to start or grow businesses in regions outside of the Greater Toronto Area through the entrepreneur stream of the Ontario Immigrant Nominee Program;

•	Expanding access to startup and growth capital through the proposed Venture Ontario, currently known as Ontario Capital Growth Corporation, the province’s venture capital agency;

•	Accelerating the development of new products and services by improving access to provincial procurement opportunities through measures such as the Building Ontario Businesses Initiative;

•	Increasing access to markets for small businesses by addressing logistical and competition challenges; and

•	Supporting digital literacy and technology adoption through the new Digitization Competence Centre.

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Chapter 1: Ontario’s Plan to Build

By showcasing Ontario’s various business supports and programs, the government is working to ensure that entrepreneurs have what they need to seed, start and scale up their businesses quickly and efficiently.

For more details on the Digitization Competence Centre and the proposed Venture Ontario, see the Enhancing Digital Competence and the Growing Ontario’s Venture Capital Sector sections within this chapter.

Supporting Immigrant Entrepreneurs

The government is attracting 100 international entrepreneurs to start or grow businesses in regions outside of the Greater Toronto Area (GTA) through the Entrepreneur Stream of the Ontario Immigrant Nominee Program. Through this two-year project, international entrepreneurs will be able to purchase or start new companies, hire local workers and drive economic growth in their new communities. This initiative will create more local jobs in a variety of sectors including information technology (IT), life sciences and tourism while bringing new investments to cities and towns that have been hit hard by COVID-19 pandemic job losses.

Supporting Futurpreneur Canada

Small entrepreneurial firms are an important source of innovation, jobs and economic growth for Ontario. The government is investing $2 million in 2022–23 for Futurpreneur Canada to give entrepreneurs the tools required to pursue business ownership and grow into successful companies. Futurpreneur Canada provides mentorship services and collateral-free loan capital to young entrepreneurs at an important stage of business development. The additional investment builds on the $1 million of funding provided to Futurpreneur Canada through the 2021 Ontario Economic Outlook and Fiscal Review: Build Ontario. This support will also increase the focus on underrepresented demographic groups, helping to overcome some of the unique economic barriers facing youth, women, as well as racialized and Indigenous entrepreneurs.

Section A: Rebuilding Ontario’s Economy

Transforming Business with the Digital Main Street Program

During the COVID-19 pandemic, many of Ontario’s small businesses had to find alternative ways of doing business, such as online platforms and digital sales. The government has helped small businesses reach more customers through the Digital Main Street program, which provides grants for the implementation of digital strategies, offers technical training for workers to reach more customers in person and online, and helps businesses open online stores with support from the ShopHERE program. The government enhanced the Digital Main Street program in fall 2021, investing $40 million over 2022–23 and 2023–24 to further help Ontario’s businesses increase their digital presence.

Digital Main Street Program

Since 2020, the Digital Main Street program has helped more than 41,000 businesses across the province to increase their digital presence, including almost 17,000 independent businesses and artists who received support to create online stores and just over 5,900 businesses that received grants to help with the costs of digital adoption. It is expected that an additional 18,000 businesses will receive support through this program in 2022 and 2023.

Supporting Ontario’s Business Improvement Areas

Business Improvement Areas (BIAs) play a critical role in the promotion of main street businesses in their respective communities. As part of the government’s ongoing commitment to reduce unnecessary red tape, Ontario will work together with its municipal partners and other stakeholders to explore changes to the Municipal Act, 2001 and City of Toronto Act, 2006 that could provide the BIA with greater access to grants and funding resources.

Enhancing Digital Competence

In fall 2021, the government announced an investment of $10 million over 2022–23 and 2023–24 to create a new Digitization Competence Centre. Its purpose is to provide small businesses with the training and support to use new equipment and processes, helping them understand and adopt digital technologies. This is in collaboration with the Ontario Centre of Innovation and will begin in 2022.

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Chapter 1: Ontario’s Plan to Build

Building Procurement Opportunities for Small Business

The Ontario government is continuing to strengthen the province’s supply chain security and economic growth through the Building Ontario Businesses Initiative (BOBI). This initiative will reduce barriers and provide companies in Ontario with greater access to public procurement opportunities, helping them sell more goods and services as well as create jobs in their local communities. BOBI will also strengthen Ontario’s supply chain resiliency.

As part of BOBI, the Legislature passed the Building Ontario Businesses Initiative Act, 2022, which mandates public-sector entities to give Ontario businesses preference when conducting procurement for goods and services under a specified threshold amount. This legislative change will see the government targeting to spend at least $3 billion in contracts awarded to Ontario businesses annually by 2026, creating additional economic opportunity for the people of Ontario.

As part of Supply Ontario’s procurement strategy, it will implement initiatives to make it easier for Ontario’s entrepreneurs to sell their innovative products in Ontario.

Creating a Simplified Path for Business to Grow

It should be simple and straightforward to start, grow and manage a business in Ontario.

A single window for business will make it easier for businesses to navigate to relevant business information, including information tailored by industry, all in one place. The single window for business will introduce service standard guarantees so businesses can track the information they need from the government.

This is just one of the many actions the government is taking to help businesses thrive and grow.

Helping Innovators Protect and Commercialize their Intellectual Property

Ontario has a world-class postsecondary education system and is home to many innovative startups and scale-up firms. However, the province’s postsecondary institutions, businesses and innovators often lack the resources to harness the value of their intellectual property (IP). Between 2017 and 2019, only 17 per cent of Ontario businesses reported owning IP. This is why, in March 2022, the government announced the creation of Intellectual Property Ontario, which is being supported by an investment of about $58 million over three years.

Section A: Rebuilding Ontario’s Economy

The new agency will serve as a go-to resource for IP expertise to help postsecondary institutions, researchers and companies maximize the value of their IP and strengthen their capacity to grow and compete in the global market. For example, Intellectual Property Ontario will offer strategic advisory services to help clients develop effective IP strategies. The agency will also provide legal solutions to clients to support the protection of their IP. Intellectual Property Ontario will help local innovators, researchers and organizations capitalize on their IP while helping to keep the economic and commercial benefits right here in Ontario.

Accelerating Ontario’s Economy through Critical Technologies

New technologies are revolutionizing how businesses deliver products and services. The development and adoption of these technologies will help boost Ontario’s advanced manufacturing and technology ecosystem by creating new opportunities for commercialization, preparing businesses for the future and increasing productivity.

The Ontario government is investing nearly $107 million over the next three years in new critical technology initiatives to support access to and the commercialization of these technologies. These initiatives will help Ontario grow and compete with jurisdictions in a global race to develop and own critical technologies.

Building Prosperity Everywhere, for Everyone

For too long, employment growth and opportunities have been concentrated in Ontario’s largest metropolitan areas. Too many regions have not shared in the prosperity of the province. Every small city, town and village in Ontario has something to offer, and the Ontario government has a plan to help deliver prosperity everywhere, for everyone.

Bringing Jobs to Local Communities

Through the Community Jobs Initiative, the government is working to bring jobs at provincial agencies to communities across Ontario to help spur economic growth. This begins with exploring the relocation of the headquarters of the Workplace Safety and Insurance Board (WSIB) to London, working in close partnership with the agency and other partners, and identifying main street communities to headquarter new government agencies. The government will explore the location for new agencies, including Supply Ontario, Invest Ontario and Intellectual Property Ontario to help ensure opportunities for all the people of Ontario.

Centralizing government organizations in one place misses the opportunity that these jobs can bring to different communities. Through this initiative, the provincial government can reduce costly third-party leases, make better use of its buildings and unlock the potential of smaller communities to help grow regional economic opportunities across the province.

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Chapter 1: Ontario’s Plan to Build

The government is committed to working closely with ministries, agencies and stakeholders this year to ensure this initiative is managed thoughtfully, supported by government directives, and with respect and proper regard for regional economic impacts. This is why each provincial agency under this initiative will be assessed on a case-by-case basis to consider the best opportunities for potential implementation.

Maximizing Investments in Government Office Locations

The provincial government has one of the largest and most complex real estate portfolios in Canada, including everything from offices to courthouses to schools. Recognizing the unique needs of each community, the government can help public-sector organizations work together to use property for what communities need the most. This may include using public-sector real estate and other spending to stimulate local economies or moving out of expensive leased office space.

This is why the government is moving forward with an Office Optimization Strategy as an enterprise-wide approach to space planning and delivery, to unlock and increase the value of real estate assets across the province. Office Optimization has already begun in Toronto and Sudbury and will soon begin in London.

Creating Ontario Public Service Regional Hubs

As part of the government’s plan to continue to distribute jobs and work across the province, allowing people to live and work in their communities, the Ontario Public Service (OPS) will examine how best to design hybrid workplace environments that help reduce transportation congestion, contribute to environmental conservation and reduce future real estate costs while also maintaining excellence in the delivery of services.

To further enable people to live and work in their communities, the OPS is designing, testing and implementing touchdown coworking spaces for workers in North York, Hamilton, London, Sudbury and Ottawa, and will look to expand this to other regional locations to support the future of work as needed.

These are important elements in the design of hybrid workplaces that will help to attract the best and the brightest talent, while also demonstrating to the public the ability for government to improve and advance the delivery of services and productivity. Providing functional workspaces in multiple communities increases accessibility and flexibility for OPS employees while also maintaining excellence in service delivery.

Section A: Rebuilding Ontario’s Economy

Encouraging Growth through the Regional Opportunities Investment Tax Credit

The Regional Opportunities Investment Tax Credit was introduced in March 2020 to help lower costs for businesses seeking to expand and grow in areas of the province where employment growth in the past was slower than the provincial average. This tax credit supports corporations that build, renovate or purchase eligible commercial or industrial buildings in qualifying areas of Ontario.

In the 2021 Budget, the government temporarily doubled the tax credit rate from 10 per cent to 20 per cent until the end of 2022 to provide additional support to businesses looking to re-open or transition their operations due to disruptions from the COVID-19 pandemic. This enhancement increased the available tax credit support for regional investment from a maximum of $45,000 to a maximum of $90,000 in a year.

The government is proposing to extend the temporary enhancement to the Regional Opportunities Investment Tax Credit to the end of 2023, giving businesses more time to make use of the enhanced support. By extending the time-limited enhancement to the Regional Opportunities Investment Tax Credit until the end of 2023, Ontario would be investing an additional $40 million, resulting in total estimated tax credit support of over $280 million from 2020–21 to 2024–25.

See Annex: Details of Tax Measures and Other Legislative Initiatives for further information.

Attracting Investment Across Ontario’s Regions

It is critical to position Ontario as a top-tier destination for investment to create more jobs and opportunities for Ontario workers. In July 2020, the government established Invest Ontario, an agency focused on promoting the province as a key investment destination and to transform the provincial approach to business attraction to support high-value job creation and help drive economic growth.

A part of Invest Ontario’s focus will be a “Team Ontario” approach to attract strategic and transformative investments throughout the province. Invest Ontario will provide investors with timely access to a suite of customized tools and services in cooperation with regional economic development organizations and other levels of government. Over the next year, Invest Ontario will engage municipalities, local, regional and federal agencies, the private sector, higher education as well as industry for a coordinated, all-of-Ontario approach to investment attraction. As the province’s economy recovers, this approach will ensure that Ontario’s competitive advantages and unique regional strengths position it as a key investment destination.

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Chapter 1: Ontario’s Plan to Build

Investing in Regional Economic Development

Ontario’s economic prosperity is also rooted in the strength of its regional economies. In 2019, the Regional Development Program was launched with the Eastern Ontario Development Fund and the Southwestern Ontario Development Fund supporting business growth in their respective regions. The program also provides eligible businesses and organizations with access to a broad range of complementary services and supports from across government. These include advisory services, assistance with environmental compliance approvals, as well as support in accessing skills and talent and information on tax credits or land use planning.

To continue to support regional development across the province, in January 2022, the government of Ontario launched the $40 million Advanced Manufacturing and Innovation Competitiveness Stream, under the Regional Development Program. This provincewide stream provides complementary services and funding to companies to invest in the equipment, advanced technologies and skilled workforce needed to improve competitiveness, productivity and growth.

Bringing High-Speed Internet Access to Every Community

Access to high-speed internet in communities across Ontario will bring new economic opportunities, create jobs and improve quality of life for families, workers and communities. This is why, in the 2021 Budget, the government increased its overall investment in broadband to nearly $4 billion beginning in 2019–20 to ensure every community in Ontario has access to high-speed internet by the end of 2025.

Prior to the COVID-19 pandemic, as many as 700,000 households and businesses in Ontario lacked access to reliable high-speed internet. Through shovel-ready projects and new investments, the government continues to maximize each provincial dollar to ensure unserved and underserved communities are connected more quickly.

“This partnership with the government of Ontario will not only achieve the province’s goal of connecting everyone, regardless of where they live, to affordable high-speed Internet, but also positions Ontario at the forefront of the highly strategic New Space Economy through Telesat’s local investments in jobs and technology innovations.”

Dan Goldberg
President and CEO
Telesat

Section A: Rebuilding Ontario’s Economy

Initiatives are underway to provide better internet access to homes and businesses across Ontario, including:

•	Utilizing reverse auctions, a new, innovative and transparent competitive process to provide high-speed internet access to at least 266,000 households and businesses across Ontario.

•	Partnering with the federal government to support large-scale, fibre-based projects made possible by a joint investment of up to $1.2 billion.

•

Accelerating construction of projects, through the Supporting Broadband and Infrastructure Expansion Act, 2021 and the Building Broadband Faster Act, 2021. To build on this legislation, in March 2022, the Ontario government introduced the Getting Ontario Connected Act, 2022, to help remove barriers, duplication and delays, making it easier and faster to build high-speed internet infrastructure across the province.

•	Investing more than $109 million in Telesat’s next-generation Low Earth Orbit satellite network, to help secure future access to dedicated high-speed bandwidth for remote communities.

•	Investing $71 million in the Eastern Ontario Regional Network (EORN) to improve access to cellular service.

•	Investing more than $63 million in the Southwestern Integrated Fibre Technology (SWIFT) project to bring high-speed internet to 63,000 more homes, businesses and farms across Southwestern Ontario.

•	Supporting broadband upgrades at approximately 50 libraries with a provincial investment of $4.85 million through the Connecting Public Libraries initiative.

•	Improving connectivity in Northern Ontario, including $10.9 million to bring faster internet connections to several First Nation and Northern communities.

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Chapter 1: Ontario’s Plan to Build

The government continues to make significant progress to help achieve the commitment to enable high-speed internet access for all unserved and underserved homes and businesses across the province. No one will be left behind.

Chart 1.2

Improving High-Speed Internet Access to Every Community

Before	After
Before Ontario was accelerating investments in high-speed internet, large parts of the province had poor service, or none at all.	By the end of 2025, all homes and businesses in every region across Ontario will have access to high-speed internet.

Source: Ontario Ministry of Infrastructure.

Section A: Rebuilding Ontario’s Economy

Helping Families Explore Ontario

The people of Ontario deserve the opportunity to enjoy the very best this province has to offer. To help encourage everyone to explore Ontario and support local tourism, the government introduced the temporary Ontario Staycation Tax Credit for 2022. This credit will provide eligible Ontario residents with support of 20 per cent of eligible 2022 accommodation expenses in Ontario, up to $1,000 for an individual or $2,000 for a family, for a maximum credit of $200 or $400, respectively.

The credit is expected to provide an estimated $270 million in support to about 1.85 million Ontario families for 2022.

Chart 1.3

Supporting Ontario Tourism in 2022

Source: Ontario Ministry of Finance.

Supporting Tourism Recovery in Niagara Falls

Niagara Falls is a premier international tourism destination that was heavily impacted by the COVID-19 pandemic. The government is committed to working with impacted sectors and the region to recover to pre-pandemic tourism levels and beyond. Development in the region will play to Niagara’s competitive advantages, diversify the tourist experience, and offer unique reasons to visit and extend stays.

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Chapter 1: Ontario’s Plan to Build

Supporting Ontario’s Cultural Industries

The province’s cultural industries showcase the best Ontario has to offer, while creating opportunities and jobs for Ontario’s creative workers. These industries, including film and television production, interactive digital media, book and magazine publishing and sound recording, contributed over $7.2 billion to the province’s GDP and accounted for almost 65,000 jobs in 2019.1

Responding to the Film and Television Advisory Panel

The 2019 Budget announced the creation of a Film and Television Advisory Panel to ensure that the government is well-informed about this important industry. The panel was asked to provide evidence and advice on industry trends, challenges and opportunities to grow high-value film and television production in Ontario and maximize benefits for the province.

The panel submitted its final report in November 2021. The government would like to thank the panel for its dedication to Ontario and for its work on the report.

COVID-19 also had a significant impact on the industry. Given the industry’s important cultural and economic contributions to Ontario, the government will continue to engage with stakeholders on opportunities to support the industry, and expand film and television production in communities across the province.

“The Province has long been a champion of Ontario’s film and television industry, providing production, marketing and export support through Ontario Creates as well as other government programs. The provincial Film Commission also works to attract investment to the province by showcasing the province’s locations, talent, and incentives. This support, in addition to the stability of the film and television tax credits, has spurred the doubling of the industry’s size over the past twenty years.”

Film and Television Advisory Panel Final Report

November 2021

[1]	Provincial and Territorial Culture Indicators (PTCI), 2010 to 2019, Statistics Canada (released May 27, 2021).

Section A: Rebuilding Ontario’s Economy

Modernizing Ontario’s Cultural Media Tax Credits

Ontario is providing more than $800 million in estimated annual support through five refundable cultural media tax credits that aim to increase production in Ontario’s cultural industries and create jobs. These credits are:

•	The Ontario Film and Television Tax Credit;

•	The Ontario Production Services Tax Credit;

•	The Ontario Computer Animation and Special Effects Tax Credit;

•	The Ontario Interactive Digital Media Tax Credit; and

•	The Ontario Book Publishing Tax Credit.

The tax credits were introduced in the late 1990s, before the growth of digital content production and distribution. The government is listening to the advice of the Film and Television Advisory Panel and other industry stakeholders to update eligibility requirements for these tax credits. By adapting the credits to reflect the latest cultural industry practices and modern distribution channels, Ontario would be positioned to attract key investment and high-value jobs in the sector.

To modernize the credits, the government proposes to:

•

Make regulatory amendments to Ontario’s film and television tax credits to include professional film and television productions distributed exclusively on online platforms, as recommended by the Film and Television Advisory Panel; and

•	Update the Ontario Book Publishing Tax Credit to remove the requirement that books be published in a hard copy edition of 500 bound books.

The government will also explore opportunities to:

•	Simplify the Ontario Computer Animation and Special Effects Tax Credit; and

•

Encourage more film and television production in communities across Ontario by reviewing the Ontario Film and Television Tax Credit regional bonus and the eligibility of location fees for the Ontario Production Services Tax Credit.

In addition, the government has clarified that labour expenditures for employees working from home or in hybrid work arrangements are eligible for the Ontario Interactive Digital Media Tax Credit and the Ontario Computer Animation and Special Effects Tax Credit.

More information on these items is outlined in the Annex: Details of Tax Measures and Other Legislative Initiatives.

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Chapter 1: Ontario’s Plan to Build

Securing the Agri-Food Supply Chain

Ontario’s agri-food sector is diverse and dynamic, contributing $45 billion to the province’s economy in 2020. The sector produces some of the safest and highest-quality food products in the world while providing high-value jobs across the province. Agri-food also has deep roots in Ontario. The sector supports rural and urban communities, workers and families while putting fresh, local products on store shelves and kitchen tables.

To ensure that agri-food will continue to play an important and growing role in Ontario’s economy, the government is taking a strategic approach to securing the province’s supply chain and driving innovation in the sector.

Creating Ontario’s Food Security and Supply Chain Stability Strategy

Ontario’s food supply has proven to be resilient throughout the COVID-19 pandemic, but there are gaps that need to be addressed to ensure Ontario’s food supply chain remains strong and stable particularly as global events present risk for increasing the cost of food.

This is why the government is building up made-in-Ontario capacity by developing an Ontario Food Security and Supply Chain Stability Strategy, informed by agriculture and agri-food leaders. The strategy will provide a roadmap to boost domestic agri-food production capacity and strengthen Ontario’s future food supply. It will also seek to address ongoing agri-food sector vulnerabilities to support supply chain stability, increase resilience and fuel economic growth in the agri-food sector for the long term.

Developing Ontario’s Agri-Food Innovation and Technology Strategy

Embracing innovation is key to the success and growth of the agri-food sector. This is why the government is developing Ontario’s Agri-Food Innovation and Technology Strategy. The strategy will prioritize attracting and developing agri-food talent. It will also include targeted investments into research and development to boost innovation adoption, driving commercialization to increase competitiveness and productivity. In addition, Ontario’s Agri-Food Innovation and Technology Strategy will support the implementation of new and innovative technologies and grow data-driven solutions to increase efficiencies. From innovative research to opening new markets, the strategy will build strong, diverse partnerships and enable Ontario’s agri-food businesses to continue to grow and thrive.

Section A: Rebuilding Ontario’s Economy

Supporting Agri-Food Supply and Processing Capacity

Processing capacity challenges in the agri-food sector, including labour and supply chain disruptions, are affecting the productivity and growth of this important sector of the economy. Supply chain challenges lead to higher input costs, decreased competitiveness and higher food prices — affecting workers and consumers and their standard of living.

The government is announcing new investments to sustain food processing capacity and increase the resiliency of supply chains against future disruptions while maintaining access to locally grown and processed food for the people of Ontario. These include:

•

Investing $10 million in 2022–23 to establish a Food Security and Supply Chain Fund to strengthen Ontario’s food supply, including addressing barriers to recruitment by attracting and retaining domestic workers, closing sector skill gaps, and supporting the well-being of workers;

•

Providing $10 million in 2022–23 for ongoing support and expansion of the Enhanced Agri-Food Workplace Protection Program to help farms and agri-food operations take additional measures to support the health and safety of agri-food workers;

•

Allocating $5 million in 2022–23 for emergency support initiatives to help livestock producers if emergency processing disruptions occur. For example, the beef set-aside programs will help Ontario farmers to deal with increased costs related to market delays; and

•

Protecting the health and safety of incoming international agricultural workers through a $2.6 million investment that will include a welcome centre with health resources, as well as additional vaccination clinics.

Protecting Public Safety and Food Supply

In recent years, farmers have faced increased levels of trespass and risk to their livestock, as well as mental health stress due to threats of trespassing. On June 18, 2020, the Security from Trespass and Protecting Food Safety Act, 2020 received Royal Assent. The Act increases protection for farmers, agri-food businesses, farm animals and Ontario’s food supply from the risk of trespassing activities, while maintaining the right of people to participate in lawful protests on public property.

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Chapter 1: Ontario’s Plan to Build

Working with Indigenous Partners

Ontario is committed to reconciliation with Indigenous peoples and communities by focusing on initiatives that promote economic prosperity and create a better future for everyone across the province. Indigenous-owned businesses face unique challenges, which have worsened with the COVID-19 pandemic. This is why the government is investing $25 million over three years to support Indigenous communities, including providing Indigenous-owned businesses and entrepreneurs with working capital to ensure continued business operations.

The Indigenous Economic Development Fund will enhance Indigenous training and capacity development by providing grants to First Nation communities, Indigenous organizations, and other key partners to better support skills enhancement, Indigenous apprentices and economic development. The investment will also develop and maintain an Ontario First Nations supply chain map and portal to increase procurement opportunities for Indigenous businesses.

Supporting Ontario’s Francophone Community

Ontario’s Francophone community is continuing to grow. The government is creating favourable conditions that will support the social, cultural and economic development of the Franco-Ontarian community through the French Language Services Strategy and the Francophone Economic Development Strategy.

With the newly modernized French Language Services Act, the government will improve access to frontline services in French by designating more points of service and delivering on active offer by shifting the onus of finding services from the user to providers.

The government is also committed to increasing the Francophone economic footprint, promoting Ontario’s Francophone workforce and stimulating job creation by supporting the innovative know-how and growth of Francophone private businesses and social enterprises. This includes working with the Fédération des gens d’affaires francophones de l’Ontario, which serves about 6,000 small to medium-sized businesses and entrepreneurs, and promoting cooperation and exchanges with other jurisdictions, including Quebec.

Section A: Rebuilding Ontario’s Economy

Showcasing Ontario as Open for Business

The government has sent a clear message that Ontario is open for business. To support the creation of jobs, growth and prosperity, the government will continue to encourage and attract business investments, lower costs, reduce red tape and enhance access to capital.

Providing Cost Savings and Support to Businesses

Since June 2018, the government has undertaken significant actions to lower costs for employers to help them grow, protect existing jobs and create opportunities for workers. In 2022, the government would enable an estimated $8.9 billion in cost savings and support for Ontario businesses, with $4.1 billion to go to small businesses. Examples include:

•	Supporting a reduction in Workplace Safety and Insurance Board (WSIB) premiums and the WSIB rebate;

•	Increasing the Employer Health Tax (EHT) exemption from $490,000 to $1 million;

•	Cancelling the cap-and-trade carbon tax;

•	Allowing businesses to accelerate writeoffs of capital investments for tax purposes;

•	Lowering high Business Education Tax (BET) rates for job creators;

•	Reducing the small business Corporate Income Tax rate to 3.2 per cent;

•

Introducing and temporarily enhancing the Regional Opportunities Investment Tax Credit to encourage investments in certain geographic areas of Ontario that have lagged in employment growth in the past;

•

Lowering electricity costs by 15 to 17 per cent in 2022 for medium-size and larger commercial and industrial customers under the Comprehensive Electricity Plan, with the government paying for a portion of high-priced, non-hydro renewable energy contracts;

•

Lowering electricity bills for eligible residential, farm and small business customers through measures such as time-limited off-peak electricity pricing 24 hours a day, from January 18, 2022, to February 7, 2022;

•	Cutting the gas tax by 5.7 cents per litre and the fuel tax by 5.3 cents per litre for six months beginning July 1, 2022;

•

Providing support through the Ontario Business Costs Rebate Program and the Ontario COVID-19 Small Business Relief Grant for eligible businesses that were required to close or reduce capacity due to public health measures in response to the Omicron variant of COVID-19;

•	Providing a deeper wholesale discount on the cost of alcohol purchased from the Liquor Control Board of Ontario (LCBO) for bars, restaurants and other eligible licence holders; and

•	Providing a six-month interest and penalty relief period for most provincially administered taxes.

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Chapter 1: Ontario’s Plan to Build

Chart 1.4

Supporting Ontario Businesses

Notes: Lowering payroll costs includes supporting Workplace Safety and Insurance Board (WSIB) premium reductions, the WSIB rebate to safe employers, increasing the Employer Health Tax (EHT) exemption to $1 million starting in 2020 and stabilizing the minimum wage. Providing electricity and other price relief represents lowering electricity prices through the Comprehensive Electricity Plan; reducing LCBO Wholesale Prices for licensed liquor consumption premises; and the direct savings to businesses from the cut to the gas tax by 5.7 cents per litre and the fuel tax by 5.3 cents per litre for six months beginning July 1, 2022, before the passthrough of some of the savings to households. Providing income and property tax relief includes reducing Ontario’s small business Corporate Income Tax rate; paralleling the federal accelerated writeoff measures in the federal government’s Fall Economic Statement 2018 and Budget 2019; introducing and enhancing the Regional Opportunities Investment Tax Credit; lowering high Business Education Tax (BET) rates and not paralleling the federal tax increase on some small businesses earning passive investment income. Targeted COVID-19 measures includes the Ontario Business Costs Rebate Program; providing a six-month interest and penalty relief period for most provincially administered taxes; the Ontario COVID-19 Small Business Relief Grant; and re-implementing time-limited off-peak electricity rates from January 18, 2022 to February 7, 2022.

Source: Ontario Ministry of Finance.

Providing Financial Relief to Safe Employers

The Workplace Safety and Insurance Board (WSIB) is providing a rebate of up to $1.5 billion in surplus funds to safe employers in 2022. This rebate will go to 300,000 eligible employers, allowing them to pay their workers more, create new jobs and help grow the economy. This builds on $2.4 billion in financial relief for employers through WSIB premium reductions since 2018.

Section A: Rebuilding Ontario’s Economy

Growing Ontario’s Venture Capital Sector

Venture capital is vital for early-stage entrepreneurial companies to grow and reach their full potential. To promote high-potential companies with venture capital funding, the government is proposing to rebrand the Ontario Capital Growth Corporation as Venture Ontario. This venture capital agency would continue to support a portfolio of valuable companies. Provincial venture capital investments of approximately $380 million to date have leveraged over $4.5 billion in growth capital.

To continue growing Ontario’s venture capital sector and support high-value technology companies, Venture Ontario’s venture capital funding will increase from $100 million to $300 million. This will enable the agency to make an additional $200 million in investments under the Venture Ontario Fund II, focusing on building Ontario’s competitive advantages in key sectors, including life sciences, clean technology, information technology and artificial intelligence. Venture Ontario’s commitments will be in a number of early-stage, late-stage and growth fund investments. The additional funding is expected to leverage an additional $1.8 billion to Ontario-based and Ontario-focused venture capital fund managers.

Ontario will also consult with the angel investment community to explore opportunities to grow this important source of capital and bring its benefits to communities across the province.

Reducing Red Tape

Unnecessary, burdensome regulations discourage investment by local and international job creators and reduce economic competitiveness. This results in higher costs and delays in approvals for businesses in Ontario. One of the most important ways to support businesses is to make compliance with regulations easier, simpler and less expensive.

Since 2018, nine regulatory modernization packages, including eight bills, have been brought forward with a focus on reducing costs, enabling Ontario to be more competitive while strengthening those standards that are essential to keeping people safe and protecting the environment.

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Chapter 1: Ontario’s Plan to Build

As a result of these efforts, the government has enabled $449 million in net annual savings for businesses, not-for-profits, municipalities, universities and colleges, school boards and hospitals in regulatory compliance costs as of December 31, 2021. This exceeds the target set to generate $400 million in annual cost savings for businesses announced in the 2018 Ontario Economic Outlook and Fiscal Review.

Reducing the Burden of Red Tape on Ontario’s Citizens

The Ontario government is committed to cutting red tape to improve service delivery that supports its citizens in their daily lives by reducing regulatory and administrative burdens faced when trying to access government programs and services. Beginning in September 2023, to further honour this commitment, the government will be tracking reduced burdens to citizens and publicly reporting on the progress.

Modernizing Ontario’s Vehicle Registration Process

Ontario is investing $23.9 million in the Digital Dealership Registration (DDR) program to allow eligible car dealerships to register new vehicles online and issue stock, including permits and licence plates. This move will bring the government’s driver and vehicle services into the 21st century and improve the consumer experience by removing layers of the registration process.

Once fully implemented, DDR will help move online up to 4.8 million dealership registration transactions annually including the registration of pre-owned vehicles, vehicle transfers and vehicle permit replacements, all of which must currently be conducted in person. At full implementation, the new DDR process will, for the first time ever, provide over 7,000 Ontario car dealerships access to an online program that eliminates duplicative paperwork and time-consuming trips to ServiceOntario centres. Modernizing the vehicle registration process is another way the government is making services simpler, faster and better for Ontario.

It will also mark the successful completion of the government’s commitment to improve or bring online the 10 highest-volume ServiceOntario transactions. This fulfils the government’s commitment outlined in the 2019 Budget.

Section A: Rebuilding Ontario’s Economy

Breaking Down Interprovincial Trade Barriers

Trade with other provinces plays an important role in supporting jobs and growth across Ontario and providing opportunities for companies throughout the province. Ontario is the national leader in interprovincial trade, shipping $142.3 billion of goods and services to other provinces and territories in 2020. However, interprovincial trade barriers cost Ontario businesses time and money and stand in the way of enhancing their economic competitiveness and opportunities for growth. According to Deloitte’s report The Case for Liberalizing Interprovincial Trade in Canada, prepared for the Working Group on Interprovincial Trade Barriers, the removal of non-geographic trade barriers is estimated to increase Ontario’s GDP by $23.1 billion (2.9 per cent).2

Ontario supports reducing interprovincial trade barriers through the federal–provincial–territorial Regulatory Reconciliation and Cooperation Table (RCT), where the province is leading work on testing and deployment of automated and connected vehicles and on electronic logging devices for the trucking industry. Ontario is participating actively across the range of RCT areas to reconcile or harmonize regulations in personal protective equipment, safety codes and labour mobility, among others.

The government of Ontario is willing to work with all of its provincial, territorial and federal counterparts to address domestic barriers to trade that increase business costs and impose unnecessary burdens on Ontario businesses. This will be a core priority in the government’s plan to create growth and prosperity.

Modernizing Ontario’s Capital Markets to Attract Investment and Create Jobs

More competitive capital markets benefit everyone by attracting investment and creating jobs. The government is delivering on its commitment to modernize Ontario’s capital markets, including implementing recommendations made by the Capital Markets Modernization Taskforce.

The government will be proclaiming the new Securities Commission Act, 2021. This legislation would modernize the governance framework of the Ontario Securities Commission (OSC) and support the OSC as a 21st century capital markets regulator. This includes separating the combined Chair and Chief Executive Officer role into two distinct positions and establishing the Capital Markets Tribunal within the OSC led by a Chief Adjudicator.

[2]

Deloitte LLP, The Case for Liberalizing Interprovincial Trade in Canada (November 2021), https://www2.deloitte.com/content/dam/Deloitte/ca/Documents/finance/ca-en-the-case-for-liberalizing-interprovincial-trade-in-canada-aoda.pdf

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Chapter 1: Ontario’s Plan to Build

The government has also expanded the OSC’s mandate to include fostering capital formation and competition in Ontario’s capital markets. The government believes that improving consumer choice and ensuring the people of Ontario have broad access to the investment products they desire is positive for all market participants.

Ontario has also conducted an initial consultation on a draft Capital Markets Act. The draft Act is intended to modernize capital markets regulation to create a more modern and flexible regulatory framework. The government will carefully consider stakeholder submissions prior to determining next steps.

The government is committed to protecting investors and ensuring that Ontario continues to be an attractive jurisdiction to invest and raise capital. The government will continue to consider measures to modernize capital markets and review issues raised by the Capital Markets Modernization Taskforce, such as tied selling, access to bank shelf space, corporate diversity, electronic communications, and environmental, social and governance disclosure.

Strong capital markets are critical to Ontario’s economy. The modernization initiatives undertaken by the government will help position the province as a leading capital markets jurisdiction moving forward.

Supporting Management of Broader Public Sector Funds

The government recognizes the importance of efficient and prudent management of assets across the Ontario broader public sector (BPS). The Investment Management Corporation of Ontario (IMCO) operates at arm’s length from the government to provide pooled asset management for Ontario’s BPS. IMCO can offer smaller public-sector funds benefits such as improved access to alternative investments that private or larger funds typically enjoy through scale. IMCO helps provide BPS pension and investment funds with access to an end-to-end solution that includes asset mix advice and implementation, a range of investment strategies, risk management and reporting.

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Section B: Working for Workers

Section B: Working for Workers

Introduction

The government is working to make Ontario’s workers the most highly skilled and best supported in the world. By investing in skills training, introducing first-in-Canada protections, and helping businesses attract and retain the best and brightest, Ontario is working for workers to support better jobs and bigger paycheques.

Highlights

•  The government is relaunching the Second Career program as Better Jobs Ontario, which will now support a larger, more diverse range of Ontario workers, with $5 million in new funding in 2022–23 in addition to the nearly $200 million invested over the last three years.

•  Ontario is investing an additional $114.4 million over three years in its Skilled Trades Strategy to break the stigma associated with the skilled trades, simplify the system and encourage employer participation.

•  To support students, Ontario is expanding college degree granting to help build a pipeline of job-ready graduates in applied fields and allow students to gain the education, experience and skills to enter the workforce faster.

•  The Ontario government is investing $1 billion annually in employment and training programs to help people retrain and upgrade their skills.

•  Ontario is providing $268.5 million over three years in additional funding through Employment Ontario to strengthen the government’s skills training and employment programs, including pandemic recovery initiatives.

•  The Ontario government is increasing the general minimum wage to $15.50 per hour on October 1, 2022, while guaranteeing digital platform workers the general minimum wage.

•  The government is investing $15.1 million over three years in the Ontario Immigrant Nominee Program (OINP), which nominates applicants for permanent residence who have the skills and experience to match Ontario’s labour market needs.

•  To further support Ontario’s first responders, the government is investing $56.8 million in 2022–23 to increase capacity in emergency health services in communities across Ontario.

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Chapter 1: Ontario’s Plan to Build

Putting Workers First

Ontario is leading with first-in-Canada changes to make Ontario the best place to live, work and raise a family. Everyone in Ontario, from all backgrounds, deserves a chance to be better off. The government’s plan leaves no one behind and puts workers first.

Launching the Better Jobs Ontario Program

The Second Career program has traditionally helped laid-off unemployed workers access the training they need to become qualified for in-demand, well-paying jobs. It has also helped connect local employers with the high-skilled workers they need. The government has enhanced the program by improving client experiences, supporting short duration training, increasing funding for wrap-around supports, and prioritizing support for laid-off and unemployed workers in sectors most impacted by COVID-19.

In 2021, the government also announced that it would be providing access to the program for people with limited or non-traditional work experience, including gig workers, newcomers and the self-employed who need training to get a job.

Building on these improvements, the government is relaunching this program as the Better Jobs Ontario program to support a larger, more diverse range of Ontario workers. The Ontario government is also investing $5 million in new funding in 2022–23 in addition to the nearly $200 million invested over the last three years. This additional funding will support the expansion of the program and help improve access for more workers.

Enhancing the Skills Development Fund

The Skills Development Fund, announced in the 2020 Budget, supports innovative, market-driven solutions to address challenges to hiring, training or retaining workers, including apprentices, during the COVID-19 pandemic. Building on the success of the program, Ontario is providing an additional $15.8 million in 2022–23 to support the development and expansion of brick-and-mortar training facilities, which could include union training halls, to help more workers get the skills they need to find good, well-paying jobs and ensure employers can find the talent they need to build and grow their businesses.

Section B: Working for Workers

Modernizing Skilled Trades and Apprenticeships

Skilled trades workers are vital to Ontario’s future growth and prosperity, so it is more important than ever to break the stigma associated with these jobs, simplify the system and encourage employer participation. It is also important to identify and remove barriers for those who do not often consider the trades, such as women and Indigenous peoples, to encourage their participation in apprenticeship training. This is why the government is investing an additional $114.4 million over three years in its Skilled Trades Strategy.	“We applaud the government’s rapid response to finding innovative ways to accelerate the uptake of workers in the trades.” Adam Auer President Cement Association of Canada

These investments include:

•

$73.8 million over three years for in-class training for apprentices to accommodate an increase in enrolment, assist students with accessibility and accommodation needs and support additional in-demand classes.

•

$10 million in 2022–23 to maintain the Infrastructure Talent Accelerator grant, which helps apprentices participating in the in-demand trades train to help build historic infrastructure projects, such as the Ontario Line Subway Project and Scarborough Subway Extension.

•

$15 million over three years for the Tools Grant, which provides increased financial support for apprentices completing their apprenticeship program and receiving certification by helping apprentices pay for their tools and equipment.

•

$6.3 million over three years for the Achievement Incentive program, which encourages and supports skilled trades employers, including those in group sponsor arrangements, when apprentices meet training and certification milestones.

•

$6 million over three years for the Group Sponsorship Grant, which improves apprentice progression and completion by supporting small- to medium-sized employers to come together to train apprentices in the full scope of their trade.

•	$3.3 million over three years for the Apprenticeship Capital Grant to provide supports for Training Delivery Agents to meet the evolving needs of the workplace with innovative technology.

Last year, Ontario passed the Building Opportunities in the Skilled Trades Act, 2021, which established Skilled Trades Ontario, a Crown agency created to improve trades training and simplify services.

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Chapter 1: Ontario’s Plan to Build

Modernizing the School Science and Technology Curriculum

To ensure students have critical life and job skills, the Ontario government is introducing a new science and technology curriculum and de-streaming the Grade 9 science course for the 2022–23 school year.

Ontario’s elementary science and technology curriculum was last updated in 2007 and the Grade 9 course was last updated in 2008. Since then, significant scientific and technological innovations such as the advancement of smartphones, everyday use of 3D printing and genomic vaccines have emerged, and the global economy has changed. The updated curriculum responds to these changes with the goal of positioning Ontario as a leading jurisdiction in science, technology, engineering and mathematics (STEM), helping to prepare students for the jobs of tomorrow.

It is also part of the government’s plan to align curriculum changes with the province’s economic needs and place an emphasis on critical life and job skills, including the fast-growing skilled trades.

Advancing the Ontario Workers’ Plan

The Ontario government is committed to creating a comprehensive, long-term Ontario Workers’ Plan to address labour shortages and to train the workers of the future. This plan will include initiatives already underway like the expansion of the Skills Development Fund and the employment transformation project. It will also include new initiatives like real-time labour market data and partnerships with local organizations to develop better programs that match workers with jobs and jobs with workers. Consultations will begin this summer to ensure all sectors of the economy are reflected in the plan.

Section B: Working for Workers

Expanding College Degree Granting

The Ontario government is providing workers with every opportunity to develop the skills they need to participate in the province’s economic future in fields including battery and electric vehicle manufacturing, as well as help build roads, highways, hospitals and long-term care homes, among other critical infrastructure projects. This is why Ontario is committed to increasing choices and reducing barriers to high-quality, local education for students by expanding the degrees publicly assisted colleges in Ontario can offer.

New, three-year applied degrees and additional four-year degree programs will help build a pipeline of job-ready graduates in applied fields, enhance access to degree-level education in smaller communities and rural areas, and allow students to gain the education, experience and skills to enter the workforce faster.

Providing Greater Flexibility for Postsecondary Students

Some examples of three-year applied degree programs that are being considered or are under development include:

•  Bachelor of Skilled Trades Business Management;

•  Bachelor of Electrochemical Engineering; and

•  Bachelor of Welding Technology and Metallurgy.

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Helping with the Cost of Training through the Ontario Jobs Training Tax Credit

To help offset the cost of training for workers, the government introduced the temporary Ontario Jobs Training Tax Credit for 2021 and 2022.

The credit provides up to $2,000 in relief for 50 per cent of a person’s eligible training expenses for the year, such as tuition at an eligible Canadian institution and fees paid to certain bodies in respect of an occupational examination.

The Ontario Jobs Training Tax Credit will provide an estimated $535 million in support over 2021 and 2022. It is expected to provide support to about 240,000 people in 2022.

For example, as shown in Chart 1.5, Elliott who has $4,050 in eligible expenses in 2022, would receive a maximum credit of $2,000.

Chart 1.5

Supporting Workers with Their Training Expenses

Note: Examples assume that Graeme’s Canada training credit limit for 2022 is at least $350 and that Elliott’s Canada training credit limit for 2022 is $750.

Source: Ontario Ministry of Finance.

Section B: Working for Workers

Increasing Rapid Retraining to Support Economic Recovery

Every worker in Ontario deserves the opportunity to retrain for a better job. This is why the government is providing an additional $268.5 million over three years in funding through Employment Ontario to strengthen Ontario’s skills training and employment programs, including pandemic recovery initiatives. This funding will address an increase in demand for programming by workers and employers and help more job seekers get guidance, rapid retraining and other assistance to upgrade their skills and find good jobs.

Developing a Skilled Workforce

A skilled workforce is critical for supporting economic growth, filling labour shortages and securing Ontario’s future prosperity. This is why the government is investing $1 billion annually in employment and training programs. This investment will help provide workers with training to pursue careers building roads, highways, transit and the next generation of hybrid and electric vehicles.

Supporting Workers and the Future of Work

Every worker in Ontario deserves protections, rights and access to opportunities. In the fall, the Ontario government passed the Working for Workers Act, 2021, a series of first-in-Canada pro-worker legislative and regulatory changes that lead to building a stronger economy by supporting, protecting and attracting workers. The Act:

•	Requires employers with 25 or more employees to have a written policy on workers’ right to disconnect from their job at the end of the workday;

•	Bans the use of non-compete agreements that prevent workers from exploring other work opportunities;

•	Requires recruiters and temporary help agencies to apply for a licence to operate in the province to protect vulnerable employees, including temporary migrant workers, from being exploited; and

•	Requires business owners to allow delivery workers to use a company’s washroom if they are delivering or picking up items.

Building on this achievement, the government introduced the Working for Workers Act, 2022. This ground-breaking legislation provides first-in-Canada foundational rights and core protections to workers who offer rides and delivery services through a digital platform, entitle digital platform workers to earn at least the general minimum wage, receive written notice if they are being removed from the platform, and also include pay transparency, regular pay periods and critical information on how the algorithm manages their work. It also protects them from reprisal should they seek to assert their rights.

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This legislation includes amendments to the Employment Standards Act, 2000 and Occupational Health and Safety Act to introduce stronger worker protections. The amendments include:

•	Expand military reservist leave to cover time spent training and reduce the amount of time they need to hold a job before they have it protected from six to three months;

•	Clarify the treatment of many information technology (IT) and business consultants under the Employment Standards Act, 2000 to give them greater opportunities for work;

•	Require employers with 25 or more workers to have written policies on electronic monitoring of employees, which would include how, when and why electronic monitoring is taking place;

•

Reduce the risk of death caused by opioid overdoses in workplaces by requiring employers with a known risk to provide a naloxone kit and training in workplaces where overdoses are a potential hazard; and

•	Introduce the highest fines in Canada for companies that fail to follow workplace health and safety laws that lead to severe worker injury or death.

Taken together, these two Acts will deliver one of the most comprehensive transformations of worker protection in Ontario’s history.

Raising the Minimum Wage

Recognizing that wages for many have not kept up with the rising cost of living, the Ontario government is raising the general minimum wage to $15.50 per hour on October 1, 2022.

As part of the plan to put workers first, the government eliminated the separate, lower wage for bartenders and alcohol servers and is guaranteeing digital platform workers the general minimum wage, something no other province in Canada has done.

Section B: Working for Workers

Implementing a Target Benefit Pension Plan Framework

Target benefit pension plans, which provide a monthly income stream in retirement, offer an alternative pension plan model, combining features of both the defined benefit and defined contribution pension plan models.

Specified Ontario Multi-Employer Pension Plans, which provide these types of benefits, have been operating under temporary regulations that will expire beginning in 2024 unless replaced by a permanent framework. The government will consult with affected stakeholders on proposed regulations before implementing a permanent target benefit framework in 2023.

A permanent target benefit framework would bring certainty to the sector and pave the way for improved pension coverage as Ontario workplaces will be able to provide employees with lifetime pensions at a more predictable cost for employers.

Enhancing Postsecondary Education and Training for Indigenous Learners

Ontario is committed to helping Indigenous workers develop the skills they need to find good, well-paying jobs. This is why Ontario is investing $9 million over three years to support the nine Indigenous governed and operated Indigenous Institutes. This includes funding for:

•

The Indigenous Institutes operating grant to expand postsecondary program offerings including new, independently delivered programs to train more Indigenous learners. This will promote a greater diversity of programs that meet the economic, health and social needs of Indigenous communities.

•

The Indigenous Institutes capital grant to bring equitable access for facility renewal funding. This investment would support capital repairs and renovations to accommodate additional programs and students.

Creating Economic Opportunities for Women

Informed by the work of Ontario’s Task Force on Women and the Economy, the government is taking action to address the challenges women face in the workforce. Building on the commitment in the 2021 Ontario Economic Outlook and Fiscal Review: Build Ontario, the government is providing an additional $6.9 million over three years to enhance the Investing in Women’s Futures program. This funding will ensure that the program can continue to deliver employment training opportunities and wrap-around supports for women facing challenges including abuse, isolation and mental health issues so they can develop the in-demand skills they need to successfully participate in the labour market.

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Enhancing the Ontario Immigrant Nominee Program

The government is attracting high-skilled immigrants to fill current labour shortages to strengthen the economy and grow communities by investing $15.1 million over three years in the Ontario Immigrant Nominee Program (OINP), which nominates applicants for permanent residence who have the skills and experience to match the province’s labour market needs. This additional funding will enhance the OINP’s information technology system capabilities, support the anticipated increase in nominations and ensure the program’s long-term sustainability.

Calling on the Federal Government To Do More To Welcome Workers and Support the Labour Market

Many businesses and sectors in Ontario are reporting labour shortages and the pandemic has created significant labour disruptions that need collective solutions.

Ontario continues to seek an increase to the Ontario Immigrant Nominee Program (OINP) allocation by doubling the current allocation from approximately 9,000 to 18,000 to meet Ontario’s pressing labour market needs and to aid in economic recovery.

The Canada-Ontario Labour Market Transfer Agreements are critical to the province’s swift economic recovery, and additional flexibility is needed to address current labour shortages and future economic shocks. The Ontario government is seeking the renewal and enhancement of these agreements to ensure funding levels are responsive to Ontario’s economic needs and priorities.

Leveraging the skills of immigrants is critical for economic recovery, and the Ontario government has an interest in ensuring that all immigrants, including international students, have the opportunity and necessary support to apply their skills in the Ontario workforce. By addressing credential recognition barriers that prevent immigrants from obtaining employment in the occupation in which they have been trained, allowing international students to access federal settlement programs, and reinstating federal funding for Ontario bridge training programs, the federal government can help Ontario maximize the contribution of immigrants and labour market outcomes.

Section B: Working for Workers

Removing Barriers Facing Internationally Trained Workers

Immigrants and newcomers to Ontario deserve the opportunity to use their skills to build better lives for themselves and contribute to the province’s economy. As part of the Working for Workers Act, 2021, the Ontario government is the first in Canada to remove many significant barriers that internationally trained immigrants face when attempting to get licensed in certain regulated professions and trades, such as law, accounting, architecture and plumbing, including:

•	The requirement for Canadian work experience for professional registration and licensing;

•	Duplicative and costly official language proficiency testing; and

•	Long processing times, ensuring the licensing process is completed in a timely manner.

These changes will help alleviate labour shortages and make it easier for internationally trained immigrants to practise their profession or trade. The government is also investing $67 million over three years through the Ontario Bridge Training Program to connect internationally trained immigrants with in-demand jobs in their communities.

Making It Easier to Come to Ontario to Work

To help address labour shortages, the government is making it easier for out-of-province workers in over 30 in-demand professions to move to Ontario with their families for work. Regulated professionals and tradespeople such as engineers, auto mechanics and plumbers can get their credentials processed within a service standard of 30 business days. This is enhancing Ontario’s competitive advantage and driving economic growth by filling vacant in-demand jobs.

In addition, the government is recognizing three fuel-related professions under the province’s skilled trades legislation, meaning Ontario is moving towards officially recognizing all 55 Red Seal trades. To make it easier for apprentices from other provinces to continue their training in Ontario, the government directed Skilled Trades Ontario to harmonize training standards for a dozen trades.

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Supporting Frontline Workers

Ontario’s brave police, firefighters and paramedics deserve our respect and gratitude. In fact, everyone who works on the front lines keeping people safe deserves our respect and gratitude. They have always had the people of Ontario’s backs. They can be confident that their government has theirs.

Addressing Mental Health Needs of Public Safety Personnel

Frontline workers in Ontario’s justice system are frequently exposed to work-related trauma that can have damaging long-term effects. Public safety personnel such as police officers, coroners, correctional employees, fire investigators, and emergency health services workers experience unique occupational stressors and suffer from high rates of mental health concerns.

This is why Ontario is investing $45.2 million over three years into programs focusing on early intervention and providing access to specialized mental health services delivered by trauma-informed clinicians. This investment will also be used to create an online provincewide inventory of regional mental health programs to help public safety personnel get the services and supports they need when and where they need them.

Additionally, the government is investing $3.2 million over three years to establish a Mental Health Support Unit to provide confidential counselling services, mental health tools and training programs for frontline court staff.

These measures are part of the government’s efforts to support frontline workers and public safety personnel as they carry out their critical duties for the people of Ontario.

Section B: Working for Workers

Supporting Ontario’s First Responders

Emergency health first responders have provided vital services during the COVID-19 pandemic. In addition to taking 911 calls, paramedics have supported public health efforts by distributing and administering vaccines to vulnerable populations. To further support first responders, the government is investing $56.8 million in 2022–23 to increase capacity in emergency health services in communities across Ontario.

Improving Emergency Health Services in the Community

To improve emergency health services, Ontario is investing $7 million in 2022–23 to support the Dedicated Offload Nursing program. This investment will fund additional health care providers to assist with offloading ambulance patients to the emergency department, allowing paramedics to respond to other emergency calls.

This new funding will support the recruitment of up to 60 frontline health care providers to improve ambulance patient offload in emergency departments. In 2021, the Dedicated Offload Nursing program increased ambulance availability by approximately 500,000 hours. This investment will also support expansion of the program into other communities and regions including Guelph, Sault Ste. Marie and Muskoka.

Ontario Spirit: Promoting Volunteerism in Ontario

The people of Ontario showed their spirit and resilience throughout the COVID-19 pandemic as they went above and beyond to support their communities and help one another. This is why the government is investing an additional $2 million over two years to support the province’s emergency volunteer program. This program harnesses the “Ontario Spirit” to promote volunteerism and enhance the capacity of communities to respond to emergencies.

The success of Volunteer Corps Ontario

Previous investments of $1.6 million have harnessed the goodwill and civic pride of the people of Ontario and registered over 4,400 volunteers to help communities.

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Section C: Building Highways and Key Infrastructure

Section C: Building Highways and Key Infrastructure

Introduction

For too long, the people of Ontario have been stuck in gridlock, with thousands of hours wasted on packed trains or behind the wheel in bumper-to-bumper traffic, costing billions to the province’s economy. This has to change. This is why the government is building Ontario with more roads and bridges, transit and highways, including Highway 413 and the Bradford Bypass.

OntarioBuilds is an interactive government web page that can be visited at ontario.ca/ontariobuilds featuring a map and information on the status of thousands of infrastructure projects and investments across Ontario. It provides a one-stop shop for keeping track of one of the most ambitious capital plans in Ontario’s history.

  Highlights

• To connect communities, fight gridlock and keep goods and people moving, the government is investing $25.1 billion over the next 10 years to support the planning and/or construction of highway expansion and rehabilitation projects across the province, including the construction of Highway 413 and the Bradford Bypass, as well as the expansion of Highway 401.

• Ontario is investing $61.6 billion over 10 years for public transit, including Ontario’s new subway transit plan for the Greater Toronto Area (GTA) and transforming the GO Transit network into a modern, reliable and fully integrated rapid transit network.

• Ontario is supporting municipal transit and shelters including matching, dollar-for-dollar, the recent federal commitment of $316.2 million, for total provincial and federal funding of $632 million. This is over and above investments that Ontario has made to support vital municipal public services well before this recent federal funding commitment.

• The Ontario government is investing $1.4 billion to renew and maintain schools for the 2022–23 school year.

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Fighting Gridlock

Many people in Ontario depend on highways and roads to get them to and from work, home to their families, and to keep goods moving across the province. Travel demand on provincial highways in the Greater Golden Horseshoe (GGH) grew three times faster than the rate of new road construction. Gridlock on highways and roads costs the economy more than $11 billion a year in productivity. Ontario is building new highways, roads, bridges and transit to reduce gridlock for drivers, strengthen supply chains and keep Ontario moving.

Building Transportation in the Greater Golden Horseshoe

Ontario’s bold vision for the Greater Golden Horseshoe will create jobs, boost the province’s competitiveness and meet the demands of people and businesses in the rapidly growing region. In March 2022, Ontario released Connecting the GGH: A Transportation Plan for the Greater Golden Horseshoe.

The plan will support population growth, expected to reach almost 15 million over the next 30 years, reduce gridlock, connect communities and improve people’s access to jobs, housing, health care and education.

The plan includes more than 100 actions, including building Highway 413 and the Bradford Bypass. Ontario is also moving ahead with the largest subway build in Canadian history and the expansion of regional passenger rail services.

“I applaud the Province for its Connecting the GGH plan, a commitment to building a transportation system that supports people and businesses across the Greater Golden Horseshoe.”

Virginia Hackson,

Mayor

Town of East Gwillimbury

Section C: Building Highways and Key Infrastructure

Building Highway 413

Ontario is moving ahead with building Highway 413, a new 400-series highway and transit corridor across Halton, Peel and York regions. Drivers travelling the full length of the highway will save up to 30 minutes, giving back drivers up to five hours more per week to spend with friends and family.

The preferred route would extend from Highway 400, between King Road and Kirby Road, to the 401/407 interchange near Mississauga, Milton and Halton Hills. The 59-kilometre four-to-six-lane 400-series highway will have connections to Highways 400, 427, 410, 401 and the 407. The corridor will include separate infrastructure dedicated for transit and passenger stations, truck parking and intelligent transportation such as sharing safety messaging with connected vehicles. During construction, Highway 413 is

“Highway 413 is not only a fundamental piece of infrastructure, it’s a key part of Ontario’s success in the future.” Stephen Laskowski President Ontario Trucking Association

expected to support up to 3,500 jobs each year and generate

up to $350 million in annual real gross domestic product (GDP).

Highway 413 will bring relief to the most congested corridor in North America and play a vital role in the government’s plan for job creation and economic growth. In addition to reducing time on the road for drivers, including those taking goods to market, the highway will link growing regions, provide better connections to housing and jobs, and attract increased investment in auto manufacturing and other industries.

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Building the Bradford Bypass

Simcoe County and York Region are expected to experience rapid growth over the next 20 years, and that explosive growth needs infrastructure to support it. This is why, in November 2021, the government took another step towards getting shovels in the ground to build the Bradford Bypass, a new four-lane freeway connecting Highway 400 in Simcoe County and Highway 404 in York Region by advancing procurement to design and build bridge crossings. This critical transportation infrastructure will ease gridlock in the Greater Golden Horseshoe by taking pressure off an increasingly congested Highway 400 and existing east-west local roads. It is estimated that commuters using the Bradford Bypass will save up to 35 minutes, which equals a

“The Bradford Bypass is critical to the economic vitality of Simcoe County and York Region. The detailed design of the highway and the broad range of important environmental impact studies are great progress. Thank you for the Ontario government’s continued commitment to this project.”

Rob Keffer

Mayor

Town of Bradford West Gwillimbury

60 per cent reduction in travel time per trip compared to existing routes on local roads. Commuters using Highway 400 are expected to experience a smoother journey after the construction of this link. This project is expected to support an estimated 2,640 jobs per year, on average, during construction and generate an estimated $274 million in annual GDP.

Chart 1.6

Bradford Bypass

Source: Ontario Ministry of Transportation.

Section C: Building Highways and Key Infrastructure

Expanding Highway 401

The Highway 401 corridor is an important economic link to Eastern Ontario, Eastern Canada, and Ontario’s largest Canadian trading partner — Quebec. It carries, on average, 17,000 trucks per day with commodities valued at $615 million per day. About $75 million worth of U.S.-related trade moves through this corridor. This is why the government is undertaking early works and property acquisitions along Highway 401, including bridge replacements in Oshawa and Port Hope. This work would enable future widening of Highway 401 to relieve congestion starting at Brock Road in Pickering and through Eastern Ontario. Expanding Highway 401 would help fight gridlock and make the trip easier for people travelling along the corridor. Work to expand Highway 401 includes:

•	Bridge replacement in Oshawa to facilitate future widening between Brock Road in Pickering through to Highway 35/115.

•	Bridge replacement in Port Hope to facilitate future widening between Highway 35/115 through to Belleville.

•	Land acquisitions to facilitate future widening of Highway 401 through Belleville and Brockville.

Building Roads, Highways and Bridges across Ontario

Ontario is investing $25.1 billion over the next 10 years to build roads, bridges, highways, creating jobs, helping to improve productivity and fight gridlock. Examples include:

• The QEW Garden City Skyway rehabilitation project which will include a new twin bridge on the QEW over the Welland Canal connecting the City of St. Catharines to the Town of Niagara-on-the-Lake. Once completed, the new bridge will carry the QEW Toronto-bound traffic, while the existing Garden City Skyway will be rehabilitated and modified to carry the QEW Niagara-bound traffic only. This section of the highway is a strategic trade and economic corridor that links the international border crossings at Niagara Falls and Fort Erie with the Greater Golden Horseshoe, strengthening the province’s supply chain while continuing to rebuild the economy.

•

Continuing the next phase of construction for the new Highway 7 between Kitchener and Guelph. The new Highway 7 will provide relief to the gridlocked Highway 401 and connect the fast-growing urban centres of Kitchener, Waterloo and Guelph.

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•

Widening Highway 6 in Hamilton to double capacity from two to four lanes over a nine-kilometre segment between Highway 403 and Upper James Street. The government is moving forward with a Preliminary Design and Class Environmental Assessment (EA) Update Study that will include outreach to Indigenous communities, municipalities and stakeholders, including the airport and business owners.

•

Finishing the widening of Highway 17 from Arnprior to Renfrew to four lanes, which will increase capacity as well as enhance road safety for travellers by separating opposing traffic and providing additional passing opportunities.

•

Widening Highway 3 from two to four lanes for 15.6 kilometres between the Towns of Essex and Leamington. As many as 17,300 vehicles travel between Essex and Leamington each day, making Highway 3 a critical link in Southwestern Ontario that provides both regional and international connectivity. The Ontario government has issued a Request for Proposal (RFP) to design, build and finance the next stage of the Highway 3 expansion project. The successful bidder is expected to be announced in fall 2022.

Section C: Building Highways and Key Infrastructure

Highway Expansion and Rehabilitation Projects The Ontario Highways Program also includes information on more than 580 expansion and rehabilitation projects that are either underway or currently planned. Table 1.1 Examples of Highway Expansion and Rehabilitation Projects Northern Widening from two to four lanes on Highway 69 north of the north junction of Highway 529 for 20.4 km in Britt. Construction of a new bridge, new culvert and widening from two to four lanes on Highway 69 north of the south junction of Highway 529 for 15 km in Pointe au Baril. Extension of Highway 652 (Cochrane Bypass) from Genier Rd to Highway 11 for 4.5 km in Cochrane. Widening from two to four lanes on Highway 11/17 from Highway 587 east to Pearl Lake including new Pearl River bridges for 14 km in Shuniah. Southwestern Bridge replacement on Highway 40 at CN Railway in Sarnia. Resurfacing of Highway 401 from Dundas St to Drumbo Rd for 12.2 km in Oxford County. Resurfacing of Highway 21 from McLaren St in Tiverton for 22 km to Port Elgin. Interchange improvements on Highway 403 at the Wayne Gretzky Parkway in Brantford. Eastern Rehabilitation of five bridges on Highway 417 from Ottawa Rd 174 to Walkley Rd in Ottawa. Upgrades on Highway 401 from ONroute Odessa to John F. Scott Rd for 20 km and at the Wolfe Island docks in Kingston. Resurfacing of Highway 33 from Bath to County Rd 4 in Millhaven for 2 km in Lennox and Addington. Rehabilitation and replacement of culverts on Highway 115 from Durham Region-Peterborough County boundary to Highway 7A for 19 km in Peterborough. Replacements of the Choate Road Bridge and Ganaraska Bridge on Highway 401 in Port Hope. Central Construction of a new interchange, replacement and rehabilitation of bridges and culverts on Highway 427 and QEW from Cawthra Rd to Dixie Rd in Mississauga. Rehabilitation and replacement of bridges and resurfacing on Highway 401 eastbound collector lanes for 10.5 km from Avenue Rd to Warden Ave in Toronto. Bridge replacement on Highway 11 at West St in Orillia. Bridge replacement and interchange improvements at the Highway 400 Essa Rd overpass in Barrie. Bridge replacements over Highway 401 at Wilson Rd, Albert St and Simcoe St in Oshawa. Source: Ontario Ministry of Transportation. 79

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Launching New Ferries for Simcoe, Wolfe and Amherst Islands

Ontario is launching three new ferries for Simcoe, Wolfe and Amherst Islands that will drive economic growth and bolster local employment. In September 2021, the Wolfe Islander IV and the Amherst Islander II arrived in Canada. These new electric ferries are expected to be in service in late June 2022.

The new ferry for the Simcoe Island community will ensure residents have easier and more frequent access to the island, allowing up to three times more vehicles than the current ferry, and accommodating larger service vehicles, such as fire trucks and vehicles for maintaining roads and infrastructure. The ferry will be built by Heddle Shipyards in Hamilton and will support the local shipbuilding industry and good-paying local jobs during construction.

Investing in Northern Highways

Ontario has a plan to improve road safety, create jobs and make life easier for people in Northern Ontario. In 2022–23, the government plans to spend $492.7 million to get shovels in the ground on critical infrastructure projects.

Examples of the government’s plan to build Northern Ontario include:

•

Twinning Highway 17 between the Manitoba border and Kenora. In November 2021, the government signed two contracts with Indigenous partners for early works to produce the raw materials needed to build the road base and for clearing work for the first section of the Highway 17 twinning project. Construction is expected to start in May 2022 and be complete in summer 2024. The Ministry of Transportation (MTO) continues to work with property owners, municipalities, and First Nations and Métis communities on this project.

•

Opening of a 14-kilometre expansion of Highway 69 in the French River area. The new lanes on Highway 69 extend from north of Highway 522 to north of Highway 607. This section is part of work to widen Highway 69 from Parry Sound to Sudbury.

•	Widening Highway 11/17 from two to four lanes between Thunder Bay and Nipigon, including two new bridges over Pearl River.

•

Improving road safety and traffic flow by identifying potential locations for a 2+1 highway pilot on Highway 11 north of North Bay — the first-ever in North America. A 2+1 highway is a three-lane highway with a centre passing lane that changes directions approximately every two to five kilometres, separated by a barrier.

Section C: Building Highways and Key Infrastructure

Planning Northern Transportation

Northern Ontario is a land of opportunity with unique transportation needs. To harness that opportunity and bring prosperity to communities across the North, ongoing investment in transportation infrastructure is needed.

In January 2022, the government established a local task force in Northern Ontario that will focus on transportation needs and opportunities in the region. The Northern Task Force, made up of community-based leaders, will examine ways to make it easier for people and goods to travel, while boosting economic growth in the North. The task force includes mayors, Indigenous leadership and experts in the North who are working towards improving transportation infrastructure and services across Northern Ontario. This membership will ensure the approach to transportation planning in Northern Ontario is reflective of the diverse voices within the community and will inform the government of the most important local needs.

In addition to northern transportation planning, the government is also committed to making significant investments in the Ring of Fire. For additional information on Ontario’s investments in the Ring of Fire, see Chapter 1, Section A: Rebuilding Ontario’s Economy, Building the Corridor to Prosperity: Ring of Fire.

Improving Highway 101 through Timmins

The government is funding the reconstruction of Highway 101 through Timmins, which is a vital piece of infrastructure that supports commuters and local mining and forest industries. This highway is an approximately 21.4-kilometre stretch of Highway 101 and is used by 25,000 vehicles per day. These types of highway investments will improve roads and get people to where they need to go, connecting them to jobs and supporting economic growth in local communities.

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Ontario On Track

The Ontario government is building transit infrastructure faster, supporting thousands of jobs, creating economic growth and getting people where they need to be.

Expanding GO Transit

Ontario is transforming the GO Transit rail network into a modern, reliable and fully integrated rapid transit network that will reduce commute times and improve access and convenience across the Greater Golden Horseshoe and into Southwestern Ontario by steadily increasing service with faster trains, more stations and seamless connections. Highlights include:

The Bowmanville GO Rail Extension: Ontario is advancing work to expand GO Transit rail services from Oshawa into Bowmanville. This extension along the Lakeshore East corridor will help reduce gridlock and provide expanded rail service in Durham beyond the current terminus at Oshawa GO Station.

The London GO Rail Extension: In October 2021, Metrolinx launched a pilot project to provide weekday GO train trips between London and Union Station in Toronto. The new service extends beyond GO Transit’s Kitchener Line and includes stops in St. Marys and Stratford. Ontario is proceeding with planning work and investments for track improvements to support implementation of faster and more frequent service between London and Union Station in Toronto.

The Niagara GO Rail Extension: The government continues to work with rail partners on a solution to deliver increased service between Union Station and Niagara Region sooner and at a lower cost to taxpayers.

Section C: Building Highways and Key Infrastructure

Building Subways

In the 2019 Budget, Ontario announced its historic new vision to build Ontario with the largest subway expansion in Canadian history. Ontario’s bold plan includes the all-new Ontario Line, the Scarborough Subway Extension, the Yonge North Subway Extension and the Eglinton Crosstown West Extension.

Breaking Ground on the Ontario Line

In March 2022, the government officially broke ground on the Ontario Line, which will provide rapid transit between Exhibition/Ontario Place and the Ontario Science Centre. The new subway line will connect more than 40 other transit routes, including GO rail lines, existing TTC subway and streetcar lines, and the Eglinton Crosstown Light Rail Transit line. Building public transit and critical transportation infrastructure has remained at the forefront of the government’s plan to build Ontario and create a better, more prosperous future.

Ontario’s new subway transit plan for the Greater Toronto Area (GTA) will support more than 16,000 jobs annually during construction over the next decade. By 2041, the subway projects are expected to have a total daily ridership of roughly 620,000 and expand the existing network by 50 per cent. Shovels are now in the ground across the region. Recent milestones to advance Ontario’s subway expansion include:

• In December 2021, three tunnel boring machines, Rexy and Renny for the Eglinton Crosstown West Extension and Diggy Scardust for the Scarborough Subway Extension, arrived in Toronto from Germany.

• In December 2021, Ontario released a Request for Qualifications (RFQ) to begin procurement for the second advance tunnel contract for a section of underground works from Jane Street to the future Mount Dennis Station for the Eglinton Crosstown West Extension. The government also released a pre-qualification for the project’s elevated section of tracks from Scarlett Road to Jane Street.

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•

In February 2022, Ontario invited qualified proponents to respond to an RFP to design and build the Stations, Rail and Systems package for the Scarborough Subway Extension project. The scope of the package includes three new subway stations, associated bus facilities, and installation of all systems including track, signals and communications.

•

In February 2022, Ontario released the draft Environmental Project Report Addendum for the Yonge North Subway Extension. The report builds off previous environmental studies and also reveals new details about the footprints of all four confirmed stations — Steeles, Clark, Bridge and High Tech — plus the two potential stations, Cummer and Royal Orchard, that may be added to the project.

Extending the Sheppard Subway

Ontario is advancing planning work for the Sheppard Subway Extension that would connect the existing terminus at Don Mills Station (TTC’s Line 4) with the future Scarborough Subway Extension. The Sheppard Subway Extension would deliver smarter, better and faster transit by connecting existing and future transit lines.

Section C: Building Highways and Key Infrastructure

Chart 1.7 Building Transit in the Greater Golden Horseshoe Area Source: Ontario Ministry of Transportation.

Connecting Transit to the Airport

Ontario is also proceeding with planning and design work for an extension of the Eglinton Crosstown West Extension to the Toronto Pearson International Airport. This extension would bring even more rapid transit service into Mississauga and establish additional connectivity to one of the province’s largest economic and employment hubs.

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Building Transit Vehicles in Ontario

Ontario is supporting ongoing service expansion across the GO rail network as well as bolstering economic growth in Northwestern Ontario by providing $109 million to refurbish 56 GO Transit bi-level rail coaches at the Ontario Northland Remanufacturing and Repair Centre in North Bay. This is in addition to the $171 million provided to refurbish 94 GO Transit bi-level rail coaches that will support 200 manufacturing jobs at the Alstom plant in Thunder Bay. The refurbished rail coaches will provide Metrolinx with the rail fleet required to support GO Transit expansion.

The government previously announced $180 million towards the purchase of 60 new streetcars for the Toronto Transit Commission (TTC) that will also be built in Thunder Bay and ensure that the TTC can address immediate and future streetcar fleet needs.

Bringing Back Passenger Rail Service to the North

Bringing back passenger rail service is at the forefront of the government’s plan to secure a prosperous and healthy future for Northern Ontario. In November 2021, Ontario named Timmins — one of the largest municipalities in Northern Ontario and a major employment hub — as the terminus station for the Northeastern Passenger Rail Service. The government has also identified a preferred route that includes a rail connection to Cochrane.

To support the reinstated service, the government is making the necessary $75 million capital investment to support corridor, fleet and station upgrades. The release of an updated Initial Business Case brings Ontario one step closer to building a more connected transportation network that would support economic opportunities, the tourism industry and improve access to health care, education, as well as other critical services.

Section C: Building Highways and Key Infrastructure

Building Transit-Oriented Communities

The government is leading the Transit-Oriented Communities (TOC) program in the Greater Golden Horseshoe to build vibrant, complete communities within walking distance to GO Transit, light rail transit (LRT) and priority transit lines. This approach will bring more housing, jobs, commercial and retail space, community amenities, and parklands to key transit hubs.

Transit-Oriented Communities allow the government to leverage third-party investments to explore new funding avenues and opportunities to deliver transit at a lower cost to the taxpayer. They would also help increase transit ridership, fight gridlock and facilitate an increase in housing supply, while creating jobs and stimulating economic growth.

The Ontario government has signed an agreement with a private partner to build a TOC at the future East Harbour Transit Hub. The 38-acre site would include the creation of a major employment centre, and is expected to create up to 50,000 jobs as well as thousands of housing units in the area.

In York Region, Ontario is moving forward with building a TOC at the future Bridge and High Tech Stations creating tens of thousands of new jobs, approximately 40,000 housing units and bringing community amenities closer to transit.

Transit-Oriented Communities are also proceeding at the future Corktown, Queen-Spadina, King-Bathurst and Exhibition Stations along the Ontario Line as the government is preparing to select building partners for each site.

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Supporting Municipalities through the Pandemic

In 2020, Ontario worked with the federal government to provide $4 billion in joint financial support to municipalities through the Safe Restart Agreement, including $2 billion for public transit.

Ontario has led by example by continuing to respond to the significant challenges facing municipalities. In 2021, the government stepped up and delivered over $1.3 billion in financial relief in addition to the Safe Restart Agreement. This included $120.4 million through the 2021 Ontario Economic Outlook and Fiscal Review: Build Ontario for Ontario’s Gas Tax program in response to reduced gas sales due to the pandemic. This funding helped to stabilize revenues for municipal transit systems and support access to safe and reliable transportation for people when they needed it. Ontario also supported regional transit operations, including Metrolinx and the Ontario Northland Transportation Commission, with funding to ensure these vital public services could continue operating.

Nearly $1.2 billion in support is also being provided through the Social Services Relief Fund, one of the biggest investments in supportive housing and homelessness supports in Ontario’s history. Supportive housing remains an important shared priority for both the province and municipalities, including the City of Toronto, that requires ongoing collaboration.

While Ontario is on the path to recovery, municipalities continue to face urgent pandemic-related pressures. This is why Ontario has repeatedly called on the federal government to join the provincial government in protecting vital municipal public services. In response to Ontario’s efforts and the support of municipal partners, the federal government agreed to provide $750 million nationally to support critical municipal services like public transit and shelters. Ontario’s share of this funding is $316 million, which the provincial government is matching dollar-for-dollar, in addition to its previous investments. This new joint federal–provincial investment of $632 million will support access to safe and reliable transportation for people when they need it and provide housing and homelessness supports for the most vulnerable populations in communities across Ontario.

However, the amount of funding being made available by the federal government for Ontario, even when cost-matched, may not be sufficient to address municipal transit pressures. This is why Ontario continues to call on the federal government to come back to the table and provide additional support that matches, dollar-for-dollar, Ontario’s total investments to date. Without a clear commitment from the federal government, municipalities may be forced to cut services and infrastructure projects, impacting thousands of jobs and families.

Ontario has committed to being there for municipalities since day one. This commitment remains, but the province requires the federal government to be a full partner.

Section C: Building Highways and Key Infrastructure

Building Community Infrastructure

Building and repairing community infrastructure is essential for providing reliable and sustainable services to the people of Ontario.

Ontario Community Infrastructure Fund

Through the Ontario Community Infrastructure Fund (OCIF), the government doubled its annual investment to nearly $2 billion over five years, beginning in 2021–22, to help 424 small, rural and Northern communities construct and rehabilitate roads, bridges, water and wastewater infrastructure. The OCIF provides investments in local infrastructure and asset management planning to address priority needs such as public safety and impacts from climate change. This includes critical projects that will directly support job creation and drive economic growth, such as:

•	Widening of Bell Boulevard in Belleville from two to four lanes;

•	Providing a reliable and safe source of drinking water in the Township of Assiginack by retrofitting the Manitowaning and Sunsite Estates water treatment plants with a modern ultrafiltration system;

•	Replacing the Altona Bridge on the Uxbridge-Pickering Townline Road over Duffins Creek; and

•	Upgrading watermain infrastructure along Beach Street in the Town of Saugeen Shores.

In addition to the government’s investments in OCIF, Ontario will also continue to engage the federal government to ensure funding is available for critical community infrastructure needs including water, wastewater and stormwater infrastructure.

Investing in Canada Infrastructure Program

The Investing in Canada Infrastructure Program (ICIP) represents up to $30 billion in combined federal, provincial and partner funding over 10 years. Since June 2018, Ontario has committed to investing a total of $10.2 billion across five ICIP sub-streams: the Public Transit Infrastructure Stream; Green Infrastructure Stream; Rural and Northern Communities Infrastructure Stream; COVID-19 Resilience Stream; and the Community, Culture and Recreation Stream. Four of the ICIP streams were open to and included projects in or from First Nations and Indigenous communities.

Ontario continues to join its provincial and territorial partners in calling on the federal government for new funding of $10 billion a year over 10 years to help communities meet the demand for infrastructure renewal, respond to a changing climate and support economic growth.

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Table 1.2 Examples of Recently Approved Projects under the Investing in Canada Infrastructure Program Northern Addition of a roof to an outdoor rink in the Township of James to reduce service interruption due to poor weather and provide more activities throughout the year. Renovating a re-purposed school building to address community needs at the YMCA of Timmins in the City of Timmins and improve access, inclusion and engagement. Upgrades to the Osnaburgh water treatment plant in Mishkeegogamang First Nation to improve access to clean, reliable drinking water, water services and fire protection. Southwestern Upgrades to Labatt Park in the City of London for improved accessibility, fan safety and playability for the local neighbourhood. Rehabilitation of the West Montrose Covered Bridge in the Region of Waterloo, a locally and nationally designated Heritage Bridge, to improve access to pedestrians, cyclists, horses and buggies, and small vehicles. Creation of a new media arts centre in the City of Windsor by renovating a historic downtown church to provide more space for accessible, community-based and comprehensive media arts programming for residents of all ages in Windsor-Essex, Chatham-Kent and Sarnia-Lambton. Eastern Rehabilitation of the Frontenac Community Arena in the Township of South Frontenac will reduce service disruptions and allow for greater community use. Rehabilitation and upgrade of communal drinking water systems in Hiawatha First Nation to expand availability of potable water. Construction of a multi-use recreational complex in Prescott to provide a venue for multiple generations with access to a broad range of social and recreational activities. Central Protecting the health of residents of the Region of Durham by retrofitting health facilities and purchasing two hybrid ambulances. Accessibility and efficiency upgrades to The Rose, a performing arts theatre in the City of Brampton, will improve access for all users and improve facility operations. Renovation and optimization of the Whitby Civic Recreation Complex in the Town of Whitby, to improve the quality and accessibility of aquatic programs, particularly for families with young children, seniors and individuals with disabilities. Source: Ontario Ministry of Infrastructure. 90

Section C: Building Highways and Key Infrastructure

Protecting Ontario’s Water

Protecting Ontario’s lakes is a key commitment in the government’s plan to help ensure a safe, healthy and clean environment now and for future generations. The government is investing $24 million for the planning and construction of the Holland Marsh Phosphorus Recycling Facility in York Region. The facility will help treat phosphorus runoff from a 7,000-acre area, with the aim of reducing phosphorus levels from the marsh entering Lake Simcoe by up to 40 per cent. Wastewater and stormwater from urban areas can add pollutants, such as phosphorus, to lakes and rivers, resulting in negative impacts on water quality and causing harmful algal blooms. This investment builds on the largest freshwater and plastic capture initiative in Ontario’s history. Looking ahead, the government is building Ontario through strategic investments in stormwater and wastewater management, while leveraging digital technology and innovation to plan for sustainable growth for generations to come.

Building Modern Schools

Building, expanding and renovating schools in Ontario can help future generations learn and develop. This is why the government is investing about $14 billion in capital grants over 10 years to support school infrastructure. This includes $1.4 billion to renew and maintain schools for the 2022–23 school year. The government is also launching a pilot program to collaborate with school boards to expedite school construction using rapid, modular build methods so students can take advantage of new and updated schools sooner. These investments in schools will leave a lasting legacy and benefit families for years to come.

Building a Revitalized Ontario Place

In July 2021, the government announced details of its plan to revitalize Ontario Place into a world-class destination. Plans for redeveloping Ontario Place include:

•	Modernizing public spaces across the site and adding new parks, promenades, trails, as well as beaches.

•	Retaining and integrating key heritage and recreational features of Ontario Place, including the Cinesphere, the pod complex, the marina, Trillium Park and the William G. Davis Trail.

•	Working with the Ontario Science Centre to explore opportunities to have science-related tourism and educational programming at the Cinesphere and pod complex.

•	Working with the three successful proponents, Therme Group, Live Nation and Écorécréo Group, to build world-class attractions.

The redevelopment of Ontario Place is expected to create more than 5,000 construction jobs and staff positions once the attractions open to the public, with approximately five million visitors expected annually.

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The Ontario government has also been working with the City of Toronto to achieve consensus on the process for Ontario Place’s redevelopment. A City of Toronto and province of Ontario agreement was endorsed by Toronto City Council in February 2022 and will help guide the relationship between the City of Toronto and province of Ontario along with ensuring that both parties, including the private partners, achieve their desired outcomes as work to revitalize the site begins.

Extensive public engagement has been undertaken to consult on the Ontario Place redevelopment project, including an online public survey and three virtual public information sessions that took place during fall 2021. More engagements are planned, and the public can visit EngageOntarioPlace.ca for additional details.

Creating a New Provincial Park

The people of Ontario have a special and long-standing connection to provincial parks and conservation reserves. The Ontario government is planning to build the first new operating provincial park in 40 years, which will include modern, four-season facilities. This is another way the government is building stronger and healthier communities by expanding recreational opportunities for Ontario families to enjoy.

Section D: Keeping Costs Down

Section D: Keeping Costs Down

Introduction

Housing. Transportation. Groceries. Child Care. Electricity. These are some of the most important items in any household budget. And when costs go up, it has a direct impact on families, seniors, workers and the economy. A higher cost province is a less competitive province, when workers decide to take their skills elsewhere if the cost of living in Ontario is too high.

This is why the government is helping to keep costs down with a plan to build more homes, reduce the cost of driving or taking transit, and provide relief on everything from child care costs to taxes.

The most important economic decisions are not made around the boardroom table, they are made around the kitchen table. Money saved at the pumps or at the grocery store is money that the people of Ontario can re-invest in themselves and the economy.

Highlights

• The government has introduced legislation that, if passed, will support the creation of all types of housing by speeding up approvals to get more shovels in the ground faster. Housing that people can afford is an important part of the strong, stable foundation the government is building for Ontario families and workers.

• Ontario is investing $19.2 million over three years to increase capacity at the Ontario Land Tribunal and Landlord and Tenant Board to resolve cases faster, address the significant backlog, support more efficient dispute resolution, and increase housing supply and opportunity.

• To address rising costs for Ontario families and businesses, the Ontario government has passed the Tax Relief at the Pumps Act, 2022 that will cut the gas tax by 5.7 cents per litre and the fuel tax by 5.3 cents per litre for six months beginning July 1, 2022.

• The Ontario government is keeping costs down by eliminating and refunding licence plate renewal fees and the requirement to have a licence plate sticker for passenger vehicles, light-duty trucks, motorcycles and mopeds.

• The Ontario government is saving the average commuter $7.50 per trip on Highway 418 and $3.74 per trip on Highway 412 by removing tolls.

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Highlights (continued)

• The government is proposing an enhancement to the Low-income Individuals and Families Tax (LIFT) Credit. The proposed enhancement would provide an estimated $320 million in additional Personal Income Tax relief per year to about 1.1 million taxpayers.

• On March 28, 2022, Ontario and the federal government announced an agreement for a new Canada-wide Early Learning and Child Care System. This is an important step towards achieving an average of $10-a-day child care by September 2025.

• The government is investing an additional $5.5 million in 2022–23 to extend the Ontario Community Support Program, which delivers meals, medicine and other essential items to low-income seniors and people with disabilities.

More Homes for Everyone

Everyone in Ontario deserves to find housing that is right for them. The government is taking action to increase housing supply and make sure that everyone in Ontario can find a home that meets their needs and their budget.

Ontario is helping to create the conditions to get more homes built faster, with 2021 seeing the highest level of housing starts in over 30 years. But too many people in Ontario still struggle to find a home.

In March 2022, the government introduced More Homes for Everyone, the next step in the government’s long-term plan to address the housing crisis and deliver on the Housing Affordability Task Force’s recommendations in partnership with municipalities. The government’s plan to get more homes built faster would:

•	Reduce red tape to create more homes;

•	Make it easier to build community housing; and

•	Protect homebuyers, homeowners and renters.

To support long-term solutions to address the housing crisis, the government will deliver a housing supply action plan every year for the next four years, with policies and tools that support multigenerational homes and missing middle housing.

Section D: Keeping Costs Down

Making It Easier to Find a Home

In March 2022, the government received the Housing Affordability Task Force’s report. It proposed a target of 1.5 million new homes over the next 10 years. The government is implementing a long-term plan to address the housing crisis, informed by the task force’s recommendations.

Reducing Red Tape to Build More Homes

Accelerating Community Infrastructure and Housing

The government is planning to introduce a new tool to help municipalities accelerate planning processes. The Community Infrastructure and Housing Accelerator would streamline approvals that regulate the use of land and the location, use, height, size and spacing of buildings and structures to permit certain types of development. This would help municipalities speed up approvals for housing and community infrastructure, like hospitals and community centres, while increasing transparency and accountability. The Community Infrastructure and Housing Accelerator would not be used in the Greenbelt, maintaining the government’s steadfast commitment to protecting this valued area.

Streamlining Development Approvals

The government is working with municipalities to ensure they have the tools they need to unlock housing supply. This is why the government is investing more than $45 million for a new Streamline Development Approval Fund to help Ontario’s 39 largest municipalities modernize, streamline and accelerate processes for managing and approving housing applications.

Speeding Up Approvals for New Housing

Ontario needs more housing built, faster. Removing red tape and duplication is key to increasing the supply of housing across the province. This is why Ontario is committed to working with the municipal sector on developing a data standard for planning and development applications to help reduce approval timelines.

Creating the Development Approvals and Data Standard for the province is a critical step in facilitating the digitization of land approval processes, helping to reduce timelines and allowing for data to be collected consistently over time. This would make the housing development approvals process faster and less costly for government.

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Modernizing Municipal Services

Municipal partners provide important public services and the government is committed to helping them improve these services to ensure taxpayers get good value for their money. The government has invested more than $23 million through the Audit and Accountability Fund to help large municipalities find better, more efficient ways to operate and to support initiatives that increase digital services, modernize operations and integrate and streamline services.

Providing Additional Resources to Reduce Backlogs at the Ontario Land Tribunal

The Ontario Land Tribunal (OLT) plays an important role in Ontario’s housing sector as an impartial adjudicator resolving proposed development disputes and breaking the cycle of appeals and delays.

This is why Ontario is investing $19.2 million over three years to help reduce backlogs at the OLT, as well as the Landlord and Tenant Board. This funding will increase the number of full-time adjudicators, increase resources for mediation, and resolve land use planning and tenant and landlord disputes more quickly. This will also allow the OLT to expand their digital offerings to further enhance efficiency and provide more e-services.

Building Strong Rural Communities

The government is committed to building strong rural communities with investments to support the creation of new housing and modern, efficient public infrastructure and to boost economic development. The government has provided over $68 million since 2020 in the Municipal Modernization Program to help small and rural municipalities find better, more efficient ways to deliver local services for residents and businesses. This funding has helped municipalities identify more than $100 million in efficiencies, accelerate the creation of new housing through streamlined development approvals and develop a one window permit service to speed up approvals.

Investing in and Supporting Community Housing

The government is working with local service managers and Indigenous program administrators to sustain, repair and grow the community housing system. This is why the government is making significant investments in community housing and homelessness programs. Through the Community Housing Renewal Strategy and the government’s response to COVID-19, Ontario has invested more than $3 billion between 2020 and 2022 to support community housing and help to prevent homelessness. This includes nearly $1.2 billion through the Social Services Relief Fund to municipal and Indigenous partners.

The government has also introduced a new regulatory framework under the Community Housing Renewal Strategy to make the system more sustainable over the long term, improve access based on those with the greater need and provide greater flexibility to service managers to meet local needs.

Section D: Keeping Costs Down

Securing Adequate and Sustainable Federal Support Through the National Housing Strategy

Addressing housing supply is a long-term strategy that requires long-term commitment and coordination from all levels of government. The provincial government welcomes the federal government following Ontario’s lead in addressing housing supply with the initiatives in the federal Budget 2022. Ontario will continue to collaborate with all levels of government to make it easier and faster to build new homes.

To support these actions, Ontario continues to call on the federal government for adequate and sustainable support for housing and homelessness. This is vital to addressing the housing needs across the province and supporting a strong economic recovery in every Ontario community. Under the National Housing Strategy, Ontario is currently underfunded by approximately $490 million for housing and homelessness supports over the term of the strategy based on the level of core housing need in the province, which is the highest in the country. Ontario continues to call on the federal government to provide the province with its fair share of funding.

Protecting Homebuyers, Homeowners and Renters

Prioritizing Ontario Homebuyers

Priority for Ontario housing should be given to Ontario homebuyers and families, not foreign speculators. This is why the government has increased the Non-Resident Speculation Tax rate to 20 per cent, expanded the tax beyond the Greater Golden Horseshoe Region to apply provincewide, and closed loopholes to fight tax avoidance, effective March 30, 2022. The tax applies to homes purchased anywhere in Ontario by foreign nationals, foreign corporations or taxable trustees. See Annex: Details of Tax Measures and Other Legislative Initiatives for further information about the changes to the Non-Resident Speculation Tax.

Supporting the Use of Municipal Vacant Home Taxes

To increase housing supply in Ontario, municipalities are exploring the use of vacant home taxes, which the government is prepared to facilitate.

Ontario will work with its municipal partners over the summer to establish a working group to facilitate the sharing of information and best practices, as well as to explore opportunities to enhance the existing legislative framework. Based on feedback from this working group, the government may also consider potential refinements to provisions in the Municipal Act, 2001.

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This provincial and municipal collaboration will help maximize the impacts of vacant home taxes on the supply of housing and ensure that the people of Ontario benefit from a coordinated, consistent approach to the implementation of these municipal taxes.

The government will also work with municipalities to identify potential measures to discourage land speculation involving projects that are approved by the municipality but remain unbuilt by the developer.

Cracking Down on Unethical Developers

The government’s plan will better protect consumers when they buy a new home by holding new home builders and vendors to professional standards; increasing fines to address unethical behaviour; and enabling Tarion to extend the warranties on unfinished items in a new home.

Proposed legislative amendments would increase fines imposed by the Discipline Committee, increase administrative penalties, enable the consideration of monetary benefit in determining a fine or penalty, as well as give the Home Construction Regulatory Authority, the regulator of the new homebuilding industry, clearer authority to address unethical builder and vendor conduct.

In addition, the government is consulting on proposals to better inform and protect purchasers of new condominium homes by:

•	Requiring key information to be provided, through a mandatory Condominium Information Sheet, to buyers of pre-construction condominium units as part of a purchase agreement;

•	Increasing the amount of interest payable on deposits for the purchase of a new or pre-construction unit from a developer in certain circumstances, such as in case a project is cancelled; and

•	Providing additional information about condo projects and cancellations to the Home Construction Regulatory Authority to post on the Ontario Builder Directory.

These protections will help ensure that penalties for cancelling projects or moving the goal posts are aligned with the impact on homebuyers.

Section D: Keeping Costs Down

Keeping Transportation Costs Down

Making it more affordable to travel and transport goods is essential for the province’s economy and quality of life. This is why the government’s plan includes measures that would deliver relief, from taxes on gas to the cost of auto insurance.

Providing Tax Relief at the Pumps

Supply chain challenges, the Russian invasion of Ukraine and other cost pressures are increasing the cost of living, from gas to groceries. In this period of economic uncertainty, families and businesses need relief. This is why the Ontario government is stepping up with the Tax Relief at the Pumps Act, 2022 that will temporarily cut the gas tax by 5.7 cents per litre and the fuel tax by 5.3 cents per litre for six months beginning July 1, 2022. See Annex: Details of Tax Measures and Other Legislative Initiatives for further information about these changes. This measure builds on the elimination of the cap-and-trade program, providing a total of 10 cents per litre in relief from provincial charges and taxes at the pumps for Ontario drivers and Ontario families.

The government will ensure municipalities that receive funding through the provincial Gas Tax program would not be impacted by this temporary cut to the gas tax rate.

Eliminating Licence Plate Renewal Fees and Stickers

For many families, driving is an absolute necessity. As the cost of living continues to go up, the government is cutting costs for nearly eight million vehicle owners by eliminating licence plate renewal fees and the requirement to have a licence plate sticker for passenger vehicles, light-duty trucks, motorcycles and mopeds.

In March 2022, Ontario passed legislation to enable the government to refund eligible individual owners of vehicles for any licence plate renewal fees paid since March 2020. Eligible vehicle owners began receiving cheques in the mail at the end of March and throughout the month of April. Eliminating renewal fees will save vehicle owners $120 a year in Southern Ontario and $60 a year in Northern Ontario for each passenger and light commercial vehicle.

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Renewal fees are also being eliminated for passenger, light-duty commercial vehicles, motorcycles and mopeds that are owned by a company or business. This is just one of the many ways the government is supporting small businesses across the province.

Vehicle owners will still be required to renew their licence plate every one or two years at no cost to confirm their automobile insurance is valid and pay any outstanding fines, fees and tolls. The government is working with partners to develop a new, more user-friendly process that will continue to validate automobile insurance requirements and support law enforcement efforts.

Helping to Reduce the Cost of Living in the North

People living in Northern Ontario can have a higher cost of living due, in part, to greater reliance on air travel and air freight. This is why the government reduced the aviation fuel tax rate for purchases in the North to 2.7 cents per litre from 6.7 cents per litre, as of January 1, 2020. This reduced rate is the same as the rate in effect in 2014.

The North is defined as the districts of Algoma, Cochrane, Kenora, Manitoulin, Nipissing, Parry Sound, Rainy River, Sudbury, Thunder Bay and Timiskaming.

Removing Tolls on Highways 412 and 418

The government is providing the people and businesses of Durham Region with more travel options, while helping them keep their hard-earned money in their pockets, by permanently removing tolls on Highways 412 and 418. Highways 412 and 418 were the only tolled north-south highways in Ontario. Removing tolls will save the average commuter $7.50 per trip on Highway 418 and $3.74 per trip on Highway 412. This will provide more travel options for local residents, relieve gridlock on local roads across Durham Region, and help improve economic competitiveness for local businesses. The removal of tolls shows the government’s commitment to help Durham Region grow and thrive.

Section D: Keeping Costs Down

Reducing the Cost of Taking Transit

The government is making it more affordable for families and workers to travel across the Greater Golden Horseshoe by eliminating double fares for most local transit when using GO Transit services and increasing PRESTO discounts for postsecondary students. These measures build on the government’s plan to make transit more affordable, including introducing free travel to children aged 12 and under on all GO Transit trains and buses.

In March 2022, local transit was made free for riders connecting to and from GO Transit on municipal transit systems with existing GO Transit co-fare agreements. This means that a Mississauga adult who commutes back and forth using MiWay and GO Transit three days a week could save $250 annually on transit expenses.

In addition, PRESTO discounts for youth and postsecondary students almost doubled, increasing to 40 per cent off the full adult fare. These fare discounts will keep more money in the pockets of families and young people when they need it most and make it easier to get from point A to point B.

The government is also making regional transit more integrated by proposing legislation that, if passed, would help to create seamless transit services across the Toronto municipal boundaries. This long-time request of municipalities is an important step towards achieving a fully integrated and optimized transit network.

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Reducing the Cost of Auto Insurance

Ontario is acting on its plan to reduce the cost of auto insurance. The government recognizes the COVID-19 pandemic has put significant financial pressures on people. This is why in April 2020, the government took quick and decisive action to enable financial relief for drivers, resulting in over $1.3 billion in consumer savings. Data from the Financial Services Regulatory Authority of Ontario (FSRA) indicate that 99 per cent of the market received some form of consumer relief.

Since announcing the multi-year strategy, Putting Drivers First: A Blueprint for Ontario’s Auto Insurance System (Blueprint) in 2019, the government and FSRA have made significant progress on their commitments, including:

•	Increasing competition, by making it easier for insurers to offer more discounts and options to consumers such as enabling insurers to offer incentive and rebate programs.

•

Increasing innovation, by enabling insurers to develop usage-based insurance programs. As a result, for the first time since 2016, FSRA has reported that two large insurers have launched new usage-based insurance programs. Furthermore, FSRA has been enabled to operate an auto insurance regulatory sandbox that will allow insurers to pilot other innovative initiatives.

•	Increasing consumer convenience, by enabling electronic communications for customers, including offering electronic proof of auto insurance.

•

Increasing consumer choice, by making it optional to purchase not-at-fault property damage coverage (also known as Direct Compensation – Property Damage). This is an important change the government is making to give drivers more options. For example, for those who own older cars that are worth less than the cost to insure them. The government remains committed to ensuring all drivers have as much choice as possible when it comes to auto insurance.

•	Making the supervision of insurance more transparent, dynamic and flexible through a new FSRA rule that defines unfair or deceptive acts or practices.

Section D: Keeping Costs Down

The Government’s Plan to Continue Fixing Automobile Insurance

The government remains committed to reducing the cost of auto insurance to keep costs down for families across Ontario. While the government has made significant progress on the Blueprint, more work is needed. Ontario will be proceeding with additional measures to create choice, crack down on fraud and enhance fairness.

Creating More Choice

The current mandatory insurance product may not offer the choices Ontario drivers deserve. This is why the government intends to propose changes that over time would provide consumers with more options when purchasing automobile insurance.

Cracking Down on Fraud

The government remains committed to building strong anti-fraud measures in the automobile insurance system, in order to crack down on fraud. The government is proposing amendments to the Insurance Act that, if passed, would require insurers to provide fraud information to FSRA on an ongoing basis. This would hold insurers accountable for managing, tracking and reporting fraud. FSRA will also be consulting on the implementation of a fraud reporting service tool that would better prevent, detect and ultimately deter fraud. This is an important step to crack down on fraud and its associated costs. FSRA will be consulting further on proposals for combatting fraud through fraud management plans and removing identified fraudsters through excluded provider lists.

Enhancing Fairness

The Financial Services Regulatory Authority of Ontario is implementing a new strategy for reforming the regulation of automobile insurance rates and underwriting. As part of the new strategy, FSRA will be developing a new framework for ensuring fairness in rates that would replace outdated guidance, including existing guidance on territorial rating. Additionally, as drivers are required to use workplace benefits prior to making a claim through their auto insurance provider, the government will review how drivers access benefits when extended health care plans are involved to ensure the system remains modern and works well for accident victims when they need it most.

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Helping with the Cost of Groceries and other Essentials

When prices go up, seniors, low-income families and workers are the first to feel the impact in their household budgets. This is why the government is helping with the costs for everyday essentials by providing targeted tax relief to the working people of Ontario, keeping energy costs down and lowering the cost of child care while maintaining flexibility for working parents.

Tax Relief to Workers and Families Since 2018

Since 2018, the government has introduced significant tax relief to families across the province, including:

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The Low-income Individuals and Families Tax (LIFT) Credit to reduce or eliminate personal income tax for low- and moderate-income workers. The government is also proposing an enhancement to the credit starting in 2022 that would provide even more tax savings for many Ontario workers. With this enhancement, claimants of this credit would receive an estimated $430 in tax relief, on average, in 2022;

•

The Childcare Access and Relief from Expenses (CARE) tax credit to provide families with the flexibility they need to choose the child care options that work best for them. In 2022, claimants of this credit will receive an estimated $1,250 in support, on average, before accounting for the impact of the recent Canada-Ontario Early Learning and Child Care Agreement;

•

The Jobs Training Tax Credit to help interested workers looking to make a change to get the training they need to sharpen their skills. In 2022, claimants of this credit will receive an estimated $1,150 in support, on average;

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The Staycation Tax Credit to help encourage Ontario families to support the local economy by vacationing in Ontario. In 2022, claimants of this credit will receive an estimated $145 in support, on average;

•	The Seniors’ Home Safety Tax Credit to help seniors make their homes safer and more accessible. In 2022, claimants of this credit will receive an estimated $1,100 in support, on average;

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The proposed Ontario Seniors Care at Home Tax Credit to help low- to moderate-income senior families with eligible medical expenses. In 2022, claimants of this new credit would receive an estimated $550 in support, on average; and

•	The cut to the gas tax by 5.7 cents per litre and the fuel tax by 5.3 cents per litre for six months beginning July 1, 2022, to provide relief to Ontario families and businesses.

Section D: Keeping Costs Down

Lifting Up Workers and Families

With minimum wage workers and low-income families seeing the cost of groceries and other essentials rising every day due to external factors, it has never been more important to provide tax relief.

This is why, starting with the 2022 tax year, the government is proposing to enhance the Low-income Individuals and Families Tax (LIFT) Credit, increasing and expanding the benefit to provide $320 million in additional tax relief to more workers.

Lifting Up More Workers

The proposed enhancement to the LIFT Credit would mean about 700,000 more beneficiaries for 2022.

With the general minimum wage rising to $15.50 per hour as of October 1, 2022, this would ensure eligible minimum wage workers continue to receive additional tax relief.

Enhancing the LIFT Credit

How It Works: The LIFT Credit is a non-refundable tax credit that, since it was first introduced in 2018, has provided up to $850 in Ontario Personal Income Tax (PIT) relief each year to lower-income workers.

Under the current LIFT Credit, the benefit is phased out at a rate of 10 per cent for individual income above $30,000 and family income above $60,000. This means that as a worker’s income increases above these thresholds, the less benefit they receive.

Combined with other tax relief, the introduction of the LIFT Credit means that about 90 per cent of all Ontario tax filers with taxable incomes below $30,000 pay no Ontario Personal Income Tax (PIT).

What’s New: Under the proposed enhancement to the LIFT Credit, the maximum benefit would increase from $850 to $875, helping to keep more money in the pockets of many eligible beneficiaries.

The government is also proposing to raise the income thresholds and lower the phase-out rate from 10 per cent to 5 per cent, increasing and expanding the income ranges over which the benefit is reduced.

What It Means: Under this proposed enhancement, 1.1 million lower-income workers would see an additional $300, on average, in tax relief in 2022. More workers would benefit from the LIFT Credit, bringing the total number of beneficiaries to 1.7 million.

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Chapter 1: Ontario’s Plan to Build

As shown in the examples in Chart 1.8, Noah is a single worker who earns $40,000 in 2022 and would not be eligible under the current LIFT Credit. Under the proposed enhancement to the LIFT Credit, Noah would receive $515.

Mohammed and Fatima are a married couple who earn $35,000 and $30,000 respectively. Under the current LIFT Credit, they would be entitled to $765 in tax relief. Under the proposed enhancement to the LIFT Credit, they would see a combined $845 in additional tax relief, more than doubling their current entitlement

Chart 1.8

Additional Support from the Proposed LIFT Credit Enhancement

Notes: For 2022. Individuals only have employment income and claim the Ontario basic personal, Canada Pension Plan and Employment Insurance amounts. Numbers have been rounded.

Source: Ontario Ministry of Finance.

See Annex: Details of Tax Measures and Other Legislative Initiatives for further information.

Section D: Keeping Costs Down

Lowering Child Care Fees for Parents

On March 28, 2022, Ontario and the federal government announced an agreement for a new Canada-wide Early Learning and Child Care System, which will provide Ontario with $13.2 billion in new federal investments by 2026–27. Over and above this amount, Ontario is investing an additional $395 million to cover the costs of inflation.

The benefits of this funding will begin immediately, reducing fees in participating licensed child care for children five years old and younger by up to 25 per cent beginning in April 2022, through retroactive rebates to parents between May and December. In December 2022, parents will see another reduction. In total, by the end of 2022, fees for families will be reduced by 50 per cent, on average. Ontario will achieve an average of $10-a-day child care by September 2025. To ensure a sustainable future that protects Ontario taxpayers and puts parents first, the Canada–Ontario agreement also ensures that the cost of implementing the agreement will continue to be monitored by Canada and Ontario with an automatic financial review process in 2024–25.

Ontario will address increasing demand for child care by creating 86,000 new, high-quality child care spaces. This includes more than 15,000 new spaces already created since 2019. This agreement also includes startup grants for geographic areas of highest need. Ontario’s licensed child care spaces will include a mix of not-for-profit and for-profit settings to provide families with choice and flexibility.

To expand the child care system in Ontario to meet demand, Ontario will also improve compensation for Registered Early Childhood Educators (RECEs) working in participating licensed child care, including RECEs providing child care for children six to 12 years old. Ontario will also continue to support the expansion and recruitment of new early childhood educators.

Ontario will achieve an average of $10-a-day child care by September 2025.

Chapter 1: Ontario’s Plan to Build

Table 1.3 Recently Approved Child Care Projects

Community	School	Community	School

North Region		Central Region
Ignace	Ignace Public School	Beeton	Tecumseth Beeton Elementary School
Keewatin	St. Louis School	Brampton	Agnes Taylor Public School
Vermilion Bay	Lillian Berg Public School	Burlington	École élémentaire Renaissance
East Region		Etobicoke	Elmlea Junior School
Gloucester	École élémentaire catholique Sainte-Marie	Grimsby	Lakeview Public School
Ottawa	W.E. Gowling Public School	Hamilton	École élémentaire Pavillon de la jeunesse
Russell	Mother Teresa Catholic School	Mississauga	Our Lady of Mercy Elementary School
West Region		Mississauga	San Lorenzo Ruiz Elementary School
Brantford	Banbury Heights	Mississauga	Cashmere Avenue Public School
Brantford	École élémentaire catholique Sainte-Marguerite-Bourgeoys	North York	École élémentaire catholique Sainte-Madeleine
Guelph	St. Patrick Catholic School	Pickering	Rosebank Road Public School
London	Northeast Elementary School	Scarborough	St. Florence Catholic School
London	École élémentaire Marie-Curie	Scarborough	St. Malachy Catholic School
Milverton	Milverton Public School	Scarborough	St. Marguerite Bourgeoys Catholic School
Paris	Cobblestone Elementary School	Sunderland	Sunderland Public School
Tobermory	St. Edmunds Public School	Toronto	École élémentaire catholique du Sacré-Coeur
Waterloo	École élémentaire L’Harmonie
West Lorne	St. Mary’s Catholic School, West Lorne
Source: Ontario Ministry of Education.

Section D: Keeping Costs Down

Providing Parents Flexibility and Relief

Some parents work 9 to 5. Some parents work the night shift. Some parents work from home. Different families have different child care needs and are looking for flexibility. This is why the government introduced the Ontario Childcare Access and Relief from Expenses (CARE) tax credit in the 2019 tax year. This credit provides eligible families with flexible support of up to 75 per cent of their eligible child care expenses. In 2021, the government introduced a one-time top-up equal to 20 per cent of the 2021 credit entitlements for eligible families.

The following chart provides three examples of the support provided by the CARE tax credit and the temporary 20 per cent top-up for 2021.

Chart 1.9

Additional Child Care Support for Families in 2021

Note: Does not include payments from the Ontario COVID-19 Child Benefit. Tax relief from the Child Care Expenses Deduction is for 2021 and, for Ontario personal tax, includes relief from the Ontario Health Premium.

Source: Ontario Ministry of Finance.

Chapter 1: Ontario’s Plan to Build

Supporting a Strong and Stable Food Supply Chain

Supply chain disruptions are affecting the productivity and growth of the agri-food sector. To help strengthen the province’s food supply, the government is investing $10 million in 2022–23 to establish a Food Security and Supply Chain Fund. In addition, $5 million is being allocated in 2022–23 for emergency support initiatives to help livestock producers if emergency processing disruptions occur. The government is also developing an Ontario Food Security and Supply Chain Stability Strategy to boost domestic agri-food production capacity and strengthen the food supply into the future.

See Chapter 1, Section A: Rebuilding Ontario’s Economy, Securing the Agri-Food Supply Chain for more details.

Delivering Meals, Medicine and Other Essential Items in Communities

To ensure low-income seniors, people with disabilities and other vulnerable people have access to the essential items they need, the government is investing an additional $5.5 million in the Ontario Community Support Program, bringing the government’s total investment to approximately $22 million. Since April 2020, this critical community support has made approximately 1.6 million deliveries of meals, medicine and other essential items to more than 70,000 low-income seniors and people with disabilities.

Keeping Electricity Bills Down

The Ontario government’s Comprehensive Electricity Plan continues to provide electricity price relief for people and businesses. The plan moves a portion of the cost of non-hydroelectric, renewable energy contracts from ratepayers to the government, lowering the electricity costs on their bills. In addition, the Ontario Electricity Rebate (OER) provides a 17 per cent rebate on the total electricity bill of eligible households, small businesses and farms.

The government provides additional targeted electricity bill relief, including for eligible low-income households, rural or remote customers and on-reserve First Nations consumers. For example, the Ontario Electricity Support Program (OESP) provides monthly on-bill credits to eligible low-income customers, and the Low-Income Energy Assistance Program (LEAP) provides a one-time grant towards electricity or natural gas bills to eligible consumers who are behind on payments. The Rural or Remote Rate Protection (RRRP) and Distribution Rate Protection (DRP) programs provide a rate subsidy to eligible rural or remote residential customers and specified residential customers who are served by eight Local Distribution Companies with higher distribution costs, respectively. The On-Reserve First Nations Delivery Credit provides a credit equivalent to the delivery charge on customers’ electricity bills. The Energy Affordability Program (EAP) provides support to income-eligible electricity consumers by helping them to lower their monthly electricity costs and to increase their home comfort.

Section D: Keeping Costs Down

Extending the Tuition Freeze for Postsecondary Students

To ensure Ontario students have access to affordable, high-quality postsecondary education, the government is maintaining the current tuition freeze for Ontario’s publicly assisted colleges and universities for an additional academic year in 2022–23. The one-year tuition freeze builds on Ontario’s historic 10 per cent reduction in tuition for the 2019–20 academic year, and the subsequent two-year tuition freeze from 2020–22. These actions have provided students and families with about $450 million in annual tuition relief when compared to tuition costs in 2018–19.

Expanding the Home and Vehicle Modification Program

The government continues to help individuals with long-term disabilities to remain in their homes and participate in their communities through the Home and Vehicle Modifications Program. An additional investment of $15 million over the next three years will support more than 1,200 individuals and families each year in making their homes safer and more accessible. Eligible individuals may receive a grant of up to $15,000 to modify their home and/or vehicle so they can live safely and comfortably in their homes, avoid job loss and participate in their communities.

Standing Up for Canadian Veterans

The Royal Canadian Legion and the Army, Navy & Air Force Veterans (ANAVETS) provide important support to veterans, their families and local communities across Ontario.

In recognition of the valuable services that Legions and ANAVETS provide, the Ontario government amended the Assessment Act to create a provincewide property tax exemption for properties occupied by these non-profit Canadian veterans’ organizations.

This property tax exemption ensures that all Legion branches and ANAVETS units across Ontario are treated fairly and consistently, and it assists these organizations in keeping their costs down. The government is proud of the work that Legions and ANAVETS do in making Ontario communities a better place to live.

Chapter 1: Ontario’s Plan to Build

Section E: A Plan to Stay Open

Section E: A Plan to Stay Open

Introduction

With more than 32 million vaccine doses administered and more than 90 per cent of people aged 12 and over fully vaccinated, the province has fared better than many jurisdictions during the COVID-19 pandemic. Ontario has made unprecedented investments that have helped the province respond effectively and decisively during a period of global instability.

Ontario’s Plan to Stay Open includes concrete measures to build Ontario’s health care workforce, shore up domestic production of critical supplies, like personal protective equipment and vaccines, and invest in hospitals, long-term care homes and home care. These measures would add nurses, doctors and personal support workers, build hospital and long-term care beds, and support seniors so they can receive care and stay in the comfort of their own homes longer.

Securing Sustainable Health Care Funding Through the Canada Health Transfer

The COVID-19 pandemic has intensified existing pressures on provincial and territorial health care systems, demonstrating the need for increased financial support from the federal government.

Ontario, along with premiers from all provinces and territories, continues to call on the federal government to increase its funding as a share of total provincial and territorial health care costs from 22 to 35 per cent through the Canada Health Transfer, and to maintain this level over time with an appropriate annual escalator. If the federal government addressed this funding imbalance, Ontario could receive up to $11 billion in additional federal health funding in 2022–23, with further potential increases over time. This is the only path forward for building strong, resilient health care systems that the people of Ontario can rely on.

The time for action is now. Without this action, the federal share of total provincial and territorial health costs is projected to continue to decline dramatically over time.

Chapter 1: Ontario’s Plan to Build

Highlights

•  Starting in spring 2023, the government will launch the new Learn and Stay Grant for up to 2,500 eligible postsecondary students who enrol in priority programs, such as nursing, and work in underserved communities in the region where they studied after graduation.

•  To retain nurses across the health sector and stabilize the current nursing workforce, the government is investing $764 million over two years to provide Ontario’s nurses with a retention incentive of up to $5,000 per person.

•  To build on the 8,600 health care workers added to the system since March 2020, the government is investing $230 million in 2022–23 to enhance existing programs so that hospitals and the health care system have the staff they need to support additional capacity.

•  To strengthen Ontario’s health care system, the government is investing $42.5 million over two years beginning in 2023–24 to support the expansion of undergraduate and postgraduate medical education and training in the province.

•  As of early April 2022, more than $77 million of the Ontario Together Fund’s allocation has been committed, leveraging almost $230 million in investments in building Ontario’s domestic capacity to manufacture Ontario-made personal protective equipment and providing other solutions in response to COVID-19 to build resilience in the health care sector.

•  Ontario is embracing the opportunity to become a global hub for biomanufacturing and life sciences and making a strategic investment of $15 million over three years in a new Life Sciences Innovation Program to develop and scale up the commercial potential of therapeutics and medical and digital technologies — to name a few.

•  The government is making additional investments in home care by planning to invest up to $1 billion over the next three years to improve quality of care and keep the people of Ontario in the homes that they love, longer.

•  To help seniors aged 70 and older with eligible medical expenses, including expenses that support aging at home, the government is proposing a new, refundable Ontario Seniors Care at Home Tax Credit. In 2022, the new credit would provide an estimated $110 million in support to about 200,000 low- to moderate-income senior families.

•  The government is investing more than $60 million over two years, starting in 2022–23, to continue expanding the Community Paramedicine for Long-Term Care program to the 22 remaining communities to serve all eligible seniors across Ontario.

Section E: A Plan to Stay Open

Highlights (continued)

•  The Ontario government is making a multibillion-dollar investment in hospital infrastructure — the single largest hospital infrastructure investment in history — to build a state-of-the-art Mississauga hospital and expand the Queensway Health Centre. This is included in a 10-year plan to invest over $40 billion in health infrastructure to create more capacity and address long-standing bed shortages.

•  Ontario is making historic investments in hospitals with an additional $3.3 billion in 2022–23, bringing the total additional investment in hospitals to $8.8 billion since 2018–19.

•  To increase capacity and to build a strong and resilient health care system, the government is investing $300 million in 2022–23 as part of the province’s Surgical Recovery Strategy, bringing the total investment to roughly $880 million since the start of the pandemic.

Expanding Ontario’s Health Care Workforce

Recruiting and Retaining Health Care Providers in Underserved Communities

As part of Ontario’s commitment to building a stronger health care workforce, the government is investing $142 million, starting in 2022–23, to recruit and retain health care workers in underserved communities. This will start with $81 million, beginning in 2022–23, to expand the Community Commitment Program for Nurses for up to 1,500 nurse graduates each year to receive full tuition reimbursement in exchange for committing to practice for two years in an underserved community.

Starting in spring 2023, the government will launch the new $61 million Learn and Stay Grant. Applications will open for up to 2,500 eligible postsecondary students who enrol in priority programs, such as nursing, to work in underserved communities in the region where they studied after graduation. The program will provide upfront funding for tuition, books and other direct educational costs.

These investments build on the government’s commitment as part of the 2021 Ontario Economic Outlook and Fiscal Review: Build Ontario to invest $342 million that will add over 13,000 workers to Ontario’s health care system, including over 5,000 new and upskilled registered nurses and registered practical nurses as well as 8,000 personal support workers.

Chapter 1: Ontario’s Plan to Build

“The expansion of the Community Commitment Program for Nurses and the new Ontario Learn and Stay Grant will support the attraction and retention of skilled health care professionals in rural and Northern Ontario and ensure better access to quality health care services in rural and remote communities.”

Robin Jones
Mayor, Village of Westport
Chair, Rural Ontario Municipal Association (ROMA)

The government also proposes to make it easier and quicker for foreign-credentialled health workers to begin practising in Ontario by reducing barriers to registering with and being recognized by health regulatory colleges. Proposed legislation would prohibit regulatory colleges from requiring Canadian work experience as a qualification for registration, subject to any exemptions provided for in accompanying regulations. Proposed legislative amendments would also require regulatory colleges to certify potential applicants in a timely manner so that internationally trained health care workers can start work as soon as possible.

Supporting Retention of Nurses

Retaining and hiring more nurses is another strategy Ontario is using to strengthen the health care workforce. The government is investing $764 million over two years to provide Ontario’s nurses with a lump sum retention incentive of up to $5,000 per person. This funding will help to retain nurses across the health sector and stabilize the current nursing workforce to provide patients with access to the health care they need and deserve. Nurses eligible to receive the payment include nurses in hospitals, long-term care and retirement homes, home and community care, primary care, mental health and addictions, emergency services, corrections, and a range of other community-based and developmental services including youth justice. Nurses in a management or supervisory role who were redeployed to a direct patient care role also qualify.

Modernizing Clinical Education for Nurses

To address the shortage of health care professionals in Ontario, the government is investing $124.2 million over three years starting in 2022–23 to modernize clinical education for nurses. This investment will enable publicly assisted colleges and universities to expand laboratory capacity supports and hands-on learning for students, providing opportunities for learners to demonstrate their skills in practical settings.

Section E: A Plan to Stay Open

Permanently Enhancing the Wages of Personal Support Workers

Since October 1, 2020, the government has invested more than $1.3 billion to provide a temporary wage enhancement to more than 158,000 personal support workers (PSWs) and direct support workers (DSWs) providing publicly funded services in hospitals, long-term care, home and community care and social services.

The government is working to fulfil its commitment to introduce a permanent PSW and DSW wage enhancement by investing approximately $2.8 billion over the next three years to make the current temporary program permanent. The permanent wage enhancement will help to continue these important supports in the long-term recovery from the pandemic and to build a stronger and more resilient health care system that is better prepared to respond to crisis.

Expanding Medical Education, including to Brampton and Scarborough

To strengthen Ontario’s health care system across the province, the government is investing $42.5 million over two years beginning in 2023–24 to support the expansion of undergraduate and postgraduate medical education and training in Ontario. This expansion will result in an increase of 160 undergraduate seats and 295 postgraduate positions over the next five years.

All medical schools across Ontario will benefit from this expansion, including the Queen’s University School of Medicine, the Northern Ontario School of Medicine, the new University of Toronto’s Scarborough Academy of Medicine and Integrated Health, and the Ryerson School of Medicine in Brampton when it becomes operational. These investments will help recruit future health care workers and support improved care for underserved areas of the province.

Increasing the number of doctors, nurses and personal support workers in Ontario is a key element of the government’s Plan to Stay Open. This requires recruitment and retention of nurses and personal support workers, and investing in the students of today who will become the skilled health care professionals of tomorrow. Expanding medical education will result in more doctors serving in Ontario and better access and quality of care for hard-working families across the province.

Chapter 1: Ontario’s Plan to Build

Expanding the Health Sector Workforce

Ontario’s dedicated health care workers are the foundation of the province’s health care system. To build on the 8,600 health care workers who joined the system since March 2020, Ontario is accelerating its efforts to expand hospital capacity and build up the province’s health care workforce to help patients access the health care they need when they need it. This is why Ontario is investing $230 million in 2022–23 to enhance health care capacity including critical care in hospitals. This includes:

•	Deploying over 3,300 and hiring more than 1,700 additional health care students in hospitals;

•	Supporting over 150 and hiring more than 220 additional nursing preceptors and coordinators to support health care students;

•	Redeploying over 350 hospital support aides;

•	Supporting up to 1,000 internationally educated nurses to become accredited nurses in Ontario through the Supervised Practice Experience Partnership program; and

•	Providing up to 400,000 hours of additional service delivery by redeployed medical residents to support critical care capacity.

Ontario is also investing $49 million over three years to develop new programs to train, recruit and retain critical care workers. These programs will help hospitals meet growing needs by:

•	Supporting Intensive Care Unit (ICU) staff across 74 hospitals to address increased demand for services;

•	Training 540 interns for both respiratory therapist and registered nurse positions; and

•	Funding more than 10 innovative projects to increase ICU nurse retention.

These investments build on the government’s commitment as part of the 2021 Ontario Economic Outlook and Fiscal Review: Build Ontario to invest $342 million over the next five years to increase health human resources through recruitment initiatives.

Attracting Internationally Trained Nurses to Ontario

The government is collaborating with Ontario Health and the College of Nurses of Ontario on initiatives to deploy internationally educated nurses to hospitals and other health care settings to work as part of a team under the supervision of a regulated health care provider, such as a registered nurse or doctor.

Section E: A Plan to Stay Open

Shoring Up Domestic Production of Critical Supplies and Ensuring Ontario is Prepared for Future Emergencies

Increasing Ontario Made Personal Protective Equipment

The COVID-19 pandemic revealed challenges in securing Critical Supplies and Equipment (CSE), such as Personal Protective Equipment (PPE), to safeguard the people of Ontario, including frontline workers and vulnerable persons. Since the onset of the pandemic, Ontario has been procuring these supplies and equipment through its traditional suppliers as well as working directly with manufacturers.

By promoting and supporting Ontario manufacturing and innovation, the province is now producing a wide variety of PPE and CSE right here in Ontario. Over 92 per cent of the government’s forecasted PPE spend for the next 18 months will come from Ontario or Canadian sources. This includes the production of N95 respirators at a newly expanded 3M facility in Brockville, as well as sourcing 200 million Level 1 and Level 2 surgical/protective masks annually for five years through four Ontario-based companies — PRIMED Medical Products, CANADAMASQ, Viva Healthcare Packaging Canada and JY Care. In addition, the government continues to leverage the province’s extensive manufacturing capability wherever possible to maintain a stockpile of quality PPE and CSE, which could strengthen PPE and CSE supply chains.

To ensure the province will no longer have to rely on foreign markets to acquire PPE, as well as to reduce supply chain vulnerability, Ontario also plans to support the domestic production of nitrile gloves. This is part of Ontario’s supply chain strategy, led by Supply Ontario, to continue to protect the health and safety of the people of Ontario and build strategic domestic production and supply chain capacity for critical goods and services.

As part of the Pandemic and Emergency Preparedness Act, 2022, Ontario will prohibit any person from selling any personal protective equipment or critical supplies supplied free of charge by the government. This will help ensure that those who take advantage of hard-working people who play by the rules will face stiff penalties for their actions.

Chapter 1: Ontario’s Plan to Build

Supporting Safety and Security through the Ontario Together Fund

In April 2020, Ontario launched the $50 million Ontario Together Fund to help manufacturers provide innovative solutions or retool their operations in order to manufacture PPE and essential medical supplies. In March 2021, Ontario announced an additional $50 million investment to continue supporting local businesses for the safety and security of the people of Ontario.

As of early April 2022, more than $77 million of the Ontario Together Fund’s support has been committed, leveraging almost $230 million in investments in building Ontario’s domestic capacity to manufacture PPE and provide other solutions in response to COVID-19 in order to help build resilience in the health care sector. Examples of recent investments made through the fund include:

•

In April 2022, an investment of more than $3.7 million by Toronto Research Chemicals, supported by $2.5 million through the Ontario Together Fund. The Toronto company will be developing a line of chemicals used in the development of polymerase chain reaction test kits, including those used for COVID-19 detection.

•

In January 2022, an investment of more than $37 million by Kawartha Ethanol Inc., supported by $2.5 million through the Ontario Together Fund. The new investment will help the Havelock-based company expand its local production capabilities to manufacture high-grade, pure ethanol for hand sanitizers and disinfectants.

Strengthening Reporting and Accountability for Personal Protective Equipment

Since March 2020, the people of Ontario have taken steps to protect their families, friends and neighbours. They made sacrifices based on a promise that they would one day see a return to the hard-earned freedoms and opportunities that make Ontario a place of limitless possibility. This is why the government will ensure that lessons learned during the past two years inform how the government prepares for emergencies. Global shortages at the beginning of the pandemic showed that Ontario needs a reliable, robust, centralized PPE and CSE supply chain to meet the needs of frontline workers and the people of Ontario.

As part of Ontario’s Plan to Stay Open, the province will be required to maintain a PPE and CSE stockpile to meet needs during both normal operations and extraordinary events. The plan sets out key requirements for planning, procurement, storage, distribution and management of PPE and CSE. By making these changes, the people of Ontario can have confidence that the government is protecting Ontario with a stable and steady supply of equipment in both good times and in bad.

Section E: A Plan to Stay Open

Building a Robust Life Sciences Sector

The COVID-19 pandemic has highlighted the importance of having a strong domestic life sciences sector. Innovations from the sector also have incredible therapeutic and commercial potential. This includes the development and manufacturing of health care solutions like vaccines, regenerative medicines, as well as advanced therapies.

The government has launched a new life sciences strategy — Taking Life Sciences to the Next Level — which is the first of its kind in over a decade. The strategy outlines the government’s plan to build up and help grow the sector and secure new investments in next-generation health technologies, medicines and vaccine manufacturing. It also sets out an ambitious goal to grow Ontario’s biomanufacturing and life sciences sector employment to 85,000 workers in high-value jobs by 2030, a 25 per cent increase from 2020.

To support the new strategy, the government will invest $15 million over three years in a new Life Sciences Innovation Program. This program will help Ontario’s small and medium-sized enterprises in the life sciences sector develop and scale up the commercial potential of therapeutics and medical and digital technologies, such as cell therapies, mRNA vaccines and applications of artificial intelligence to improve diagnosis and treatment of disease.

Preparing for Future Emergencies

To support a coordinated, whole-of-government approach, the Pandemic and Emergency Preparedness Act, 2022 will require that the government monitor provincial hazards and risks and provide information to the public. The government will be required to have a provincial emergency plan that includes a mandatory review and update at least every five years. These changes will help ensure the government is ready to respond to any future emergency or pandemic.

The government is also committing an additional $3.5 million in 2022–23 to improve emergency readiness and protect the people of Ontario in the event of major emergencies. This funding will enhance the government’s coordinated approach to emergency management through additional capacity to plan, prepare, respond and recover from emergencies.

Chapter 1: Ontario’s Plan to Build

Building More Hospital Beds and Improving Patient Care

Building and Improving Hospitals

Ontario is committed to building a health care system that puts patients first. This is why the government is investing more than $40 billion over the next 10 years in hospital infrastructure, including about $27 billion in capital grants, to create more capacity and address long-standing bed shortages. This is $10 billion more for hospital and health care centre infrastructure than the commitment in the 2021 Budget. These investments will improve and increase space in hospitals and community health centres and build new health care facilities.

As part of its plan to build a stronger, more resilient health care system that is better prepared to respond to crisis, the Ontario government is implementing the most ambitious plan for hospital expansion in Ontario’s history. This includes supporting more than 50 major hospital projects that would add 3,000 new beds over 10 years.

Additional investments will support the continuation of over 3,000 acute and post-acute beds in hospitals and alternate health care facilities, as well as hundreds of new adult, pediatric and neonatal critical care beds.

Making a Record Investment in Hospital Infrastructure

The government is making the single largest hospital infrastructure investment in history. Through this multibillion-dollar investment, Ontario will build a new, state-of-the-art Mississauga hospital and expand the Queensway Health Centre, both of which are part of Trillium Health Partners. The new Mississauga Hospital is anticipated to add up to 26 new operating rooms and over 350 new hospital beds to become one of the largest emergency departments in Ontario.

Redevelopment plans for the Queensway Health Centre include a new inpatient care tower, adding 150 new hospital beds and expanding rehabilitation and palliative care services. This historic investment will improve health care for patients and families in Peel Region, Etobicoke and the surrounding communities by adding beds and reducing wait times as well as creating new facilities for patients to receive high-quality care.

Section E: A Plan to Stay Open

The government’s record investments in hospital renewal and expansion will address the increasing need for health care services in growing communities and provide essential care to patients and their families across the province. This includes planning for critical hospital expansions at:

•	William Osler Health System – Brampton Civic Hospital to increase cancer treatment capacity in Peel Region making it easier to access high-quality cancer treatment closer to home;

•	Grand River Hospital and St. Mary’s General Hospital Joint Redevelopment Project to build a new joint acute care facility and expand existing facilities in the Kitchener-Waterloo region;

•	Southlake Regional Health Centre – Phased Redevelopment Project to build a new acute care hospital and expand the existing Newmarket site to accommodate ambulatory care services;

•	Sunnybrook Health Sciences Centre Bayview Campus to build a new critical care and complex malignant hematology tower to add new ICU beds and modernize surgical inpatient units;

•	The Royal Victoria Regional Health Centre – Phased Redevelopment Project to build a new facility at the South Campus in Innisfil with an ambulatory care centre and urgent care services; and

•	Brant Community Healthcare System facilities in Paris and Brantford to increase bed capacity in Southwestern Ontario and accommodate new inpatient and intensive care units.

Building Hospital Capacity in Scarborough

As part of Scarborough Health Network’s redevelopment plan, Ontario is investing to build a new inpatient tower and renovate the existing Birchmount Hospital site to support an increased demand for services. The first phase of the project includes expansion of the emergency department to increase capacity to meet current demand and future growth. The expanded emergency department will reduce wait times, improve patient flow and update aging infrastructure to support 50,000 patients each year.

Chapter 1: Ontario’s Plan to Build

Communities in Collingwood, Kingston and Moosonee will soon have access to new, state-of-the-art health care facilities to provide high-quality care to the people of these regions. Other critical investments in hospital projects proceeding to construction include:

•

Oak Valley Health – Uxbridge Hospital Redevelopment project to replace the current aging facility, expand specialized outpatient clinics and create a community health hub with nearby long-term care services;

•	Stevenson Memorial Hospital – Phase 1 Redevelopment project to renovate the existing site to increase bed complements and modernize emergency, diagnostic and surgical services;

•

Lakeridge Health – Bowmanville Redevelopment project to renew infrastructure and renovate the existing facility to accommodate a new Neonatal Intensive Care Unit and expand acute inpatient care, emergency, critical care and rehabilitation services;

•	Muskoka Algonquin Healthcare – Hospital Redevelopment project to redevelop acute care hospitals in Huntsville and Bracebridge to improve community services and access to diagnostic imaging; and

•	Wallaceburg Sydenham Hospital, part of the Chatham-Kent Health Alliance – Capital Redevelopment project to build new emergency, laboratory and diagnostic departments.

Strengthening Health Care for the People of Brampton

For decades, Brampton has lacked the hospital space to care for its growing population. To respond to the need for more health services, Ontario has committed to transforming the existing site at the William Osler Health System’s Peel Memorial Hospital into a new inpatient hospital with a 24/7 emergency department and new beds.

The new inpatient hospital will reduce wait times and expand services, including enhanced seniors care, mental health and addictions, rehabilitation and complex continuing care for patients and their families.

The government is also supporting planning for the creation of a cancer care centre in Brampton so that people can receive care in their community.

Ontario is also investing in two new medical schools in the Greater Toronto Area, including one located in Brampton, so medical students can study in the community they may choose to serve.

These projects would represent hundreds of millions of dollars of investment for the City of Brampton.

Section E: A Plan to Stay Open

Table 1.4 Projects Supporting Stronger, More Resilient Health Care NorthernThunder Bay Regional Health Sciences Centre – Cardiovascular Surgery Program – New investment to bring cardiac care closer to home and enable future expansion of dialysis services. Weeneebayko Area Health Authority – Health Campus of Care – New culturally appropriate health campus that will include a new hospital and a lodge in Moosonee, as well as a new ambulatory care centre on Moose Factory Island. Muskoka Algonquin Healthcare – Hospital Redevelopment Project – Redevelopment of acute care hospitals in Huntsville and Bracebridge to improve community services and access to diagnostic imaging. Centre de Santé Communautaire de Timmins – Building a new Francophone community health centre to consolidate primary care, nursing, and mental health and addictions services in one modern facility. Southwestern Canadian Mental Health Association (CMHA) Middlesex Mental Health and Addictions Crisis Centre Project – Renovations to create a new 10-bed mental health crisis centre to divert patients from acute care hospital emergency departments and to provide more appropriate community care for people in crisis. Wallaceburg Sydenham Hospital, part of Chatham-Kent Health Alliance – Capital Redevelopment Project – Construction of a new emergency department as well as new diagnostic imaging and laboratory departments to modernize services. West Lincoln Memorial Hospital Redevelopment Project – A new hospital building on the existing site with emergency care, inpatient, maternal and newborn services and day surgery. South Bruce Grey Health Centre – Kincardine Site Phase 1 Redevelopment Project – Expansion of the diagnostic imaging department to add a new computed tomography scanner to bring care closer to home. Windsor Regional Hospital – New Windsor-Essex Acute Care Hospital – Support for a new hospital to consolidate acute care services, while retaining the existing Ouellette site for urgent care and ambulatory services. Source: Ontario Ministry of Health. Eastern Kingston Health Sciences Centre – Redevelopment Project – Redevelopment of the Kingston General Hospital and regional trauma centre to accommodate inpatient, surgical and emergency department growth. Quinte Health Care – Prince Edward County Memorial Hospital Redevelopment Project – Replacement of the existing hospital on the Picton site with a new facility to meet increasing demand for health services in the area. Carlington Community Health Centre – Expansion Project – Renovations to existing facility and fit-up of adjacent new facility to expand the centre’s services and create a community health hub in Ottawa. The Ottawa Hospital – Civic Campus Redevelopment Project – Redevelopment of the existing hospital and regional trauma centre on a new site to expand access, replace aging infrastructure and meet capacity needs. Central Oak Valley Health – Uxbridge Hospital – Redevelopment – Building a new, modern hospital on the existing Uxbridge site to replace the current aged building, expand specialized outpatient clinics and create a community health hub. Southlake Regional Health Centre: Redevelopment – Planning for redevelopment to add new beds and expand surgical capacity and inpatient mental health care. William Osler Health System – Radiation Oncology Project – Support to plan for new ambulatory outpatient cancer services at the Brampton Civic Hospital site. North York General Hospital Phase I Redevelopment – Construction of a new inpatient care tower and renovations at the North York General Hospital site to address projected growth in acute care programs. Stevenson Memorial Hospital – Phase 1 Redevelopment – Renovations to the existing site to increase beds and modernize emergency, surgical, and diagnostic services, as well as the birthing suite. Unity Health Toronto – St. Joseph’s Health Centre – Major Redevelopment Project – Construction of a new clinical services tower and expansions to the medical and surgical inpatient programs to expand integrated health care services and reduce wait times.

Chapter 1: Ontario’s Plan to Build

Building More Hospital Beds

Making Historic Investments in Hospitals

While hospitals faced many challenges even before the pandemic, COVID-19 stretched them to the limit. The government continues to ensure its health care system is prepared to respond to any crisis and protect the health and well-being of the people of Ontario. This is why Ontario is investing an additional $3.3 billion in 2022–23, bringing the total additional investment in hospitals to $8.8 billion since 2018–19. Funding in 2022–23 includes:

•	$1.5 billion to support the continuation of over 3,000 acute and post-acute beds, and hundreds of new adult, pediatric and neonatal critical care beds;

•	$827 million representing a four per cent increase from the previous year to ensure public hospitals are able to meet patients’ needs and increase access to high-quality care;

•	$300 million to address surgical and diagnostic imaging recovery; and

•	$250 million to support health human resources.

This is a historic investment that will provide the people of Ontario with access to the high quality of care that they deserve. The government is now in a place where it can use the lessons learned over the past two years and take actions to ensure Ontario’s health system is even better, stronger and more resilient in the face of any future challenge.

Managing Drug Costs

Ontario will continue to work with key stakeholders, subject matter experts and federal, provincial and territorial partners to identify additional initiatives to achieve long-term sustainability of public drug programs. This work will help the people of Ontario access the treatments they need, when they need them.

The government is also committed to bringing together an advisory table to explore improvements to access to take-home cancer drugs.

Section E: A Plan to Stay Open

Maintaining Additional Hospital Beds

Ontario has built unprecedented hospital capacity since the start of the COVID-19 pandemic, creating more than 3,000 acute and post-acute hospital beds across the province — equivalent to six large community hospitals. Ontario is investing $3.5 billion over three years starting in 2022–23 to support the continuation of over 3,000 hospitals beds put in place during the pandemic. This will increase hospital capacity, reduce potential future occupancy pressures and end hallway health care.

Expanding Critical Care Capacity

Since the outset of the pandemic, the government has added hundreds of critical care beds. Providing the necessary intensive care unit capacity is critical to treating the people of Ontario with the greatest need. This is why Ontario is investing $1.1 billion over three years to support the continuation of hundreds of new adult, pediatric and neonatal critical care beds in the province. This investment will ensure hospital beds are available for patients in need of urgent care.

Increasing Access to High-Quality Care

The government is also investing an additional $2.5 billion over three years to support key health care needs in Ontario hospitals, including:

•

Supporting Demand and Patient Growth: Supporting all publicly funded hospitals, including specialty psychiatric hospitals, specialty children’s hospitals and small hospitals, to keep pace with patient needs and to increase access to high-quality care for patients and families across Ontario;

•

Providing Priority Services: Supporting an aging population and growing need for key procedures and programs including cardiac care, cataract procedures, knee and hip replacements and critical care services; and

•	Expanding Hospital Facilities: Investing in hospital operations including clinical services and facility costs.

Chapter 1: Ontario’s Plan to Build

Supporting Children’s Health and Well-Being

The pandemic has been particularly tough on children because two years is a long time in the life of a child. For the youngest children, it may be all they have known. This is one reason the government continues to invest in children’s health.

An example of a children’s health investment is $97 million over three years to improve the experiences and lifelong outcomes for more than 1,100 children and youth with complex special needs at Children’s Hospital of Eastern Ontario, Holland Bloorview Kids Rehabilitation Hospital and McMaster Children’s Hospital. Funding will support a pilot project for an integrated model to provide key health and social services, including hospital-based assessments, access to interdisciplinary clinical teams, medical care and behaviour therapy.

Another example of the pandemic’s impact on children and students is in the education system. This is why the government is investing $600 million through the Learning Recovery Action Plan to help students recover from the disruptions of the COVID-19 pandemic this year and into the next school year. This includes $175 million to expand access to free publicly funded tutoring in small groups after school, during school, on weekends and over the summer.

Building Surgical Capacity

Addressing Surgical Recovery in Hospitals

To increase capacity and to build a strong and resilient health care system, the government is investing $300 million in 2022–23 as part of the province’s Surgical Recovery Strategy, bringing the total investment to roughly $880 million since the start of the pandemic.

The Surgical Recovery Strategy will increase scheduled surgeries, procedures and appropriate diagnostic imaging services with a focus on areas with the greatest reduction in services due to the pandemic. This strategy will also provide funding to hospitals for innovative solutions to address local needs and increase surgeries across the province. This investment will also support over 150,000 additional hours of MRI and CT diagnostic imaging scans.

Section E: A Plan to Stay Open

Improving Patient Outcomes

The government is committed to providing access to the best, specialized and most effective care for those who need it. This is why Ontario is investing $162 million over three years to support additional cancer procedures and drugs, including $26 million in 2022–23 to support the specialized Chimeric Antigen Receptor T-cell (CAR T) therapy to treat patients with different types of leukemia and lymphoma. To further support cancer patients, the government is investing in the Pediatric Oncology Group of Ontario’s programs to enhance pediatric cancer care and the Ontario Lung Screening Program to increase lung cancer screening.

An investment of $24 million over three years is also being made to support additional organ and tissue donations, so the people of Ontario spend less time waiting for lifesaving transplant procedures. These supports will help enhance and save lives across the province.

Building the University Health Network’s Toronto Western Hospital Surgical Tower

In support of Ontario’s strategy to enhance surgical capacity, the government is investing to expand the scope of this project from the redevelopment of existing surgical facilities to the construction of a new 12-storey tower with approximately 90 net new beds and 20 new operating rooms. Surgical centres, like the Toronto Western Hospital Surgical Tower, can play a critical role in clearing the long-standing backlog in Ontario’s health care system that was made worse by the COVID-19 pandemic.

Making Historic Investments in Long-Term Care

The Ontario government is making swift progress in fixing the long-term care sector and helping Ontario’s seniors get the quality of care and quality of life they deserve. A key pillar of this plan is to build modern, safe and comfortable homes for seniors, so that a long-term care bed is available for loved ones when it is needed.

Ontario now has over 31,000 new and over 28,000 upgraded beds in the development pipeline — and is on track to build more than 30,000 net new beds across the province by 2028. These beds are supported by planned investments that total a historic $6.4 billion since spring 2019. Many of these new long-term care beds will be in homes that will offer culturally and linguistically appropriate services to better serve Ontario’s seniors.

Chapter 1: Ontario’s Plan to Build

Chart 1.10

Cumulative Number of New Long-Term Care Beds Opening

Source: Ontario Ministry of Long-Term Care.

Accelerating Long-Term Care: Completion of the Lakeridge Gardens Long-Term Care Home in Durham Region

On February 1, 2022, Ontario celebrated the completion of the first long-term care home built through the Accelerated Build Pilot. The new 320-bed long-term care home, Lakeridge Gardens, was built in partnership with Lakeridge Health in just 13 months and is located on the same grounds as Ajax Pickering Hospital, part of a campus of care.

Lakeridge Gardens provides state-of-the-art care and comfort in a modern and safe environment and is the first of four homes completed under the Accelerated Build Pilot. The pilot program leverages hospital-owned land and accelerated construction techniques to build urgently needed long-term care homes sooner. Construction of the three remaining homes is underway at the Mississauga and Toronto sites.

Section E: A Plan to Stay Open

Table 1.5 Long-Term Care Projects Highlights Planning Schlegel Villages will build 640 new long-term care beds in Oakville using government surplus lands. The Northern Heights Care Community project will build 12 new long-term care beds and upgrade 148 long-term care beds in North Bay. The Golden Manor project will build 15 new long-term care beds and upgrade 177 long-term care beds in Timmins. The St. Joseph’s Health Centre Guelph expansion project will build 160 new long-term care beds in Guelph. Under Construction Construction is underway for the Temiskaming Lodge project to build 46 new long-term care beds and upgrade 82 long-term care beds in Temiskaming Shores. Construction is underway for the Extendicare Sudbury project to upgrade 256 long-term care beds. Construction is underway for the Runnymede Long-Term Care Home to build 200 new long-term care beds in Toronto. Construction is underway for the Stoneridge Manor project to build 68 new long-term care beds and upgrade 60 long-term care beds in Carleton Place. Construction is underway for the Golden Plough Lodge Redevelopment project to build 29 new long-term care beds and upgrade 151 long-term care beds in Cobourg. Construction is underway for the Ritz Lutheran Villa project to upgrade 128 long-term care beds in Mitchell. Construction is underway for the Linhaven Long-Term Care Home project to build 13 new long-term care beds and upgrade 226 long-term care beds in St. Catharines. Construction is underway for the Gilmore Lodge project to upgrade 160 long-term care beds in Fort Erie. Completed Lakeridge Gardens opened in March 2022 with 320 new long-term care beds in Ajax. The Algonquin Nursing Home project opened in June 2019 with 72 upgraded long-term care beds in Mattawa. Glen Hill Terrace opened in May 2021 with 160 upgraded long-term care beds in Whitby. The Grove Nursing Home opened in October 2021 with 36 new long-term care beds and 60 upgraded long-term care beds in Arnprior. The Mon Sheong Stouffville Long-Term Care Centre opened in October 2021 with 320 new long-term care beds in Whitchurch-Stouffville. The Villa Care Centre opened in March 2022 with 51 new long-term care beds and 109 upgraded long-term care beds in Midland. The Faith Manor project opened in July 2021 with 40 new long-term care beds and 120 upgraded long-term care beds in Brampton. The Royal Rose Place expansion opened in March 2022 with 64 new long-term care beds in Welland. Elmwood Place opened in September 2021 with 50 new long-term care beds and 78 upgraded long-term care beds in London. Source: Ontario Ministry of Long-Term Care.

Chapter 1: Ontario’s Plan to Build

Adding More Specialized Long-Term Care Beds and Services

Some patients require increased levels of care and support. This is why the government is investing an additional $8.3 million over three years to add 40 Behavioural Specialized Unit beds at long-term care homes in Ajax and Mississauga. This builds on the 2019 commitment to add up to 144 additional beds, on top of the 181 Behavioural Specialized Unit beds currently available to seniors across the province.

These specialized beds help residents waiting for long-term care to receive timely access to more intensive high-quality care from nurse practitioners, registered nurses, registered practical nurses and personal support workers. Behavioural Specialized Units reduce transfers to hospital emergency departments and provide transitional and dedicated care to residents with specialized needs.

This investment reduces capacity pressures in hospitals by helping patients move from hospitals to long-term care homes more quickly. The government continues to ensure that loved ones in long-term care have access to the care they need in the most appropriate setting.

Improving Information Sharing of Health Data

Patients’ health care experiences can be improved through better sharing of health data and information between the long-term care and hospital sectors.

Through the implementation of Ontario-made technology, health data and information will be more efficiently shared within the province’s unified clinical viewer and between the long-term care and acute care sectors. This new technology will streamline re-admissions, share information with families and ensure vulnerable seniors get the highest quality care possible. It will also improve information sharing between health care providers, such as nurses, by introducing modern tools to access patient health records.

Ensuring the Voices of Long-Term Care Home Residents Are Heard

Ontario’s seniors deserve high-quality care. Ontario is making strides towards better meeting the needs of long-term care residents by hearing directly from them.

In the past, long-term care homes have used different and varied survey tools to assess a resident’s experience. This has led to the inability to compare results effectively across long-term care homes to drive consistent improvements based on residents’ experience.

Section E: A Plan to Stay Open

The introduction of a consistent survey across the province will support a comparison across homes to inform ongoing improvements and promote transparency. The information gained from these surveys will strengthen the collective voice of residents and their family members to help ensure their needs are met.

Increasing Accessibility for Francophone Residents

The government is planning to invest $300,000, beginning in 2022–23, to support the development of educational sessions and program materials in French. This investment will help make long-term care services more accessible to Francophone long-term care residents and their families.

Expanding Home and Community Care

People, including seniors, should have the option to stay in their homes and receive the care they need if they choose and if it is possible.

Home and community care keeps people healthy and at home, where they want to be, and plays an important role in the lives of more than 700,000 families annually. A strong home and community care sector is key to the government’s plan to end hallway health care and build a connected, patient-centred health care system. As Ontario continues its recovery, home and community care will play a vital role to enable seniors and others needing assistance to live independently in the community.

Additional Investments to Support Home Care

Ontario seniors and recovering patients deserve to have the opportunity to stay in the homes that they love, where they are the most comfortable. Home care supports prevent unnecessary hospital and long-term care admissions and shorten hospital stays.

The government plans to invest up to an additional $1 billion over the next three years to expand home care, improve quality of care, keeping the people of Ontario in the homes that they love, longer. The additional funding is intended to support home care providers, address rising costs and support recruitment and training as well as expand services. This investment builds on the 2021 Ontario Economic Outlook and Fiscal Review: Build Ontario investment of $548.5 million over three years to expand home care services.

With these types of investments and other developments, such as virtual care options, care at home can become a choice that seniors, recovering patients and their families make instead of only relying on more traditional venues of care.

Chapter 1: Ontario’s Plan to Build

Introducing the New Ontario Seniors Care at Home Tax Credit

Most seniors prefer to age in their own homes, surrounded by their loved ones and memories, and may require a range of supports to meet their unique needs and circumstances.

This is why the government introduced the temporary Ontario Seniors’ Home Safety Tax Credit to help seniors make their homes safer and more accessible.

The government is now proposing a new, refundable Ontario Seniors Care at Home Tax Credit to help low- to moderate-income senior families with eligible home care medical expenses, including for attendant care, assistive breathing devices, and hearing and walking aids.

In 2022, this new Personal Income Tax credit would provide an estimated $110 million in support to about 200,000 low- to moderate-income senior families, or about $550 on average. Starting with the 2022 tax year, senior families would claim the new Ontario Seniors Care at Home Tax Credit when they file their personal Income Tax and Benefit Returns.

See Annex: Details of Tax Measures and Other Legislative Initiatives for further information.

Section E: A Plan to Stay Open

Helping Seniors Stay in the Homes They Love

The government introduced the Ontario Seniors’ Home Safety Tax Credit for 2021 and 2022 to help seniors who want to stay in the homes they love, surrounded by the friends and families they cherish. The credit, worth 25 per cent of up to $10,000 in eligible expenses, helps cover the costs of handrails, stair lifts and other modifications to make homes safer for seniors. The maximum credit is $2,500 for each year. The credit will provide an estimated $65 million in support over 2021 and 2022. It is expected to support about 32,000 people in 2022.

Laszlo and Karola

Laszlo and Karola are a senior couple. In 2022, they complete and together pay for a $10,000 renovation to make the ground floor of their home safer. To divide the benefit between them, Karola claims $7,500 on her 2022 personal Income Tax and Benefit Return and will receive an Ontario Seniors’ Home Safety Tax Credit of $1,875. Laszlo claims the remaining $2,500 of the renovation cost and will receive a credit of $625.

Hayley

Hayley, who is in her late thirties, has asked her senior mother to move in with her. In 2022, Hayley spends $1,000 to add accessibility features to her home. She claims that amount on her 2022 personal Income Tax and Benefit Return and will receive an Ontario Seniors’ Home Safety Tax Credit of $250.

Expanding Access to Community Care

Ontario is investing nearly $100 million in additional funding over the next three years to expand community care programs such as adult day programs, meal services, transportation, assisted living services and caregiver supports. This investment will also stabilize and enhance sustainability for community services to support the well-being and independence of over 600,000 people in Ontario.

Chapter 1: Ontario’s Plan to Build

Supporting High-Priority Communities

COVID-19 has disproportionately impacted racially diverse, newcomer and low-income communities. The government is investing an additional $25 million in 2022–23 to continue targeted funding to 17 high-priority communities that were most impacted by COVID-19 with higher case counts and lower testing rates. This funding helps keep people and communities safe by improving access to testing, increasing vaccination rates and providing supports, such as connections to isolation centres as well as income and social supports.

Expanding Community Paramedicine for Long-Term Care across Ontario

The government is investing more than $60 million over two years, starting in 2022–23, to continue expanding the Community Paramedicine for Long-Term Care program to the 22 remaining communities and regions across Ontario. The program initially launched in five communities in April 2020 and has since been expanded to 33 communities and regions across the province. This means that more seniors across Ontario will get the care they need.

This program leverages the skills of community paramedics to provide additional care for seniors in the comfort of their own homes through:

•	Access to health services 24 hours a day, seven days a week, through in-home and remote methods, such as online or virtual supports;

•	Non-emergency home visits and in-home testing procedures;

•	Ongoing monitoring of changing or escalating conditions to prevent or reduce emergency incidents;

•	Additional education about healthy living and managing chronic diseases; and

•	Connections for participants and their families to home care and community supports.

Through the Community Paramedicine for Long-Term Care program, Ontario continues to collaborate with health system partners to provide innovative services, address hallway health care and modernize the long-term care system.

Section E: A Plan to Stay Open

A Connected Health Care System through Community Paramedicine for Long-Term Care

The program supports a connected health care system centred on the needs of patients, families and caregivers through in-home care. Since April 2020, more than 13,235 seniors have enrolled in the program and received over 77,806 home and virtual visits. In addition, the program has made more than 4,265 referrals to primary care and other community resources, all while reducing emergency hospital visits.

Increasing Investments for Ontario’s Dementia Strategy

To support individuals with dementia and their caregivers, the government is investing an additional $5 million a year for three years. This brings total investment to $120 million over the next three years for dementia services across the province. This funding will support an additional 6,500 people in Ontario each year to live independently within their homes and to be engaged in their community.

Building Mental Health Capacity

COVID-19 has impacted the mental health of people of Ontario from all walks of life and underscores the need for a long-term plan to respond to the pandemic.

Now more than ever, it is critical to provide mental health supports to those who need it most. A strong mental health system can also help prevent those struggling with their mental health from reaching a crisis point and helps ensure patients can access support when and where they need it.

This is why the government is investing an additional $204 million to build on investments and achievements to date, and to continue to move forward with expanding existing services, implementing innovative solutions and improving access to mental health and addiction services. This investment builds on the 2020 Roadmap to Wellness, a provincial strategy to address long-standing mental health and addictions needs, with a historic investment of $3.8 billion over 10 years.

These investments are filling critical gaps and enhancing services in a range of areas, including online cognitive behavioural therapy support, child and youth mental health, addictions services, supportive housing, mental health, justice and Indigenous mental health and addictions.

Chapter 1: Ontario’s Plan to Build

Improving Mental Health Supports for First Responders

Ontario is committed to supporting the mental health of first responders. This is why the government is investing $1 million to support planning for Runnymede Healthcare Centre’s First Responders Post Traumatic Stress Injury Rehabilitation Centre in Toronto and Peel Region, which will serve first responders such as firefighters, paramedics, nurses and police officers.

The new centre will include two facilities that will provide a comprehensive mental health rehabilitation program to support first responders across the Greater Toronto Area and throughout the province affected by work-related stress or trauma, including post-traumatic stress injury. Services will include assessments, intensive treatment, virtual care and substance use treatments. This investment will improve access to the unique mental health supports first responders need in their journey to mental wellness and recovery.

Chapter 2 ECONOMIC PERFORMANCE AND OUTLOOK

Chapter 2: Economic Performance and Outlook

Introduction

Thanks in part to the government’s unprecedented measures to protect jobs and the economy, Ontario has made significant progress towards recovering from the COVID-19 pandemic. Ontario’s real gross domestic product (GDP) increased 4.3 per cent in 2021, and employment rose by 344,800 net jobs in 2021 or 4.9 per cent, the strongest annual pace of job growth on record.1

Ontario’s real GDP is projected to increase by 3.7 per cent in 2022, 3.1 per cent in 2023, and then growth is expected to moderate to 2.0 per cent in 2024 and 1.9 per cent in 2025. For the purposes of prudent fiscal planning, these projections are slightly below the average of private-sector forecasts.

Table 2.1

Summary of Ontario’s Economic Outlook

(Per Cent)
	2020	2021	2022p	2023p	2024p	2025p

Real GDP Growth	(5.1)	4.3	3.7	3.1	2.0	1.9

Nominal GDP Growth	(2.8)	12.0	6.7	5.1	4.2	4.1

Employment Growth	(4.8)	4.9	3.9	2.0	1.7	1.2

CPI Inflation	0.7	3.5	4.7	2.5	2.1	2.1

p = Ontario Ministry of Finance planning projection based on external sources.

Sources: Statistics Canada and Ontario Ministry of Finance.

[1]	Statistics Canada Labour Force Survey employment data starts in 1976 for Ontario.

141

Chapter 2: Economic Performance and Outlook

Recent Economic Performance

Economies across the world were impacted by the COVID-19 pandemic, with many posting significant real GDP declines in 2020. This has been followed by a robust rebound, with most G7 economies now approaching, or exceeding, pre-pandemic levels of real GDP.

Chart 2.1

Real GDP Recovery for G7 Countries

Note: Latest data point is the fourth quarter of 2021 for all countries.

Sources: Statistics Canada; U.S. Bureau of Economic Analysis; and Organisation for Economic Co-operation and Development (OECD).

Chapter 2: Economic Performance and Outlook

Canada’s real GDP rebounded by 4.6 per cent in 2021, following a 5.2 per cent decline in 2020. Ontario’s real GDP increased 4.3 per cent in 2021, following a 5.1 per cent decline in 2020. As of the fourth quarter of 2021, both Ontario’s and Canada’s real GDP were 0.1 per cent above their pre-pandemic levels. Ontario’s nominal GDP grew by a very strong 12.0 per cent in 2021, surpassing the $1 trillion mark for the first time in the fourth quarter of 2021.

Many other Ontario economic indicators have also rebounded significantly from their pandemic lows, including wholesale trade, retail sales, manufacturing sales and merchandise exports.

Chart 2.2

Rebound in Key Economic Indicators

Note: The latest data point is February 2022 for merchandise exports and January 2022 for all other indicators. The low point in 2020 is April for all indicators.

Sources: Statistics Canada and Ontario Ministry of Finance.

143

Chapter 2: Economic Performance and Outlook

Ontario Labour Market

The COVID-19 pandemic had a significant impact on employment in the province. After declining by 355,300 in 2020, employment in Ontario rose by 344,800 in 2021, with the majority of the gains in full-time positions and in the private sector. As of March 2022, employment has recovered to 228,300 above the pre-pandemic level.

Chart 2.3

Employment Recovery in Ontario

Note: Numbers may not add due to rounding. Latest data point for all indicators is March 2022.

Source: Statistics Canada.

Chapter 2: Economic Performance and Outlook

After reaching a pandemic high of 13.2 per cent in May 2020, the Ontario unemployment rate declined to 5.3 per cent in March 2022, lower than the pre-pandemic February 2020 rate of 5.5 per cent.

Chart 2.4

Ontario’s Labour Market Improving

Source: Statistics Canada.

145

Chapter 2: Economic Performance and Outlook

As of March 2022, employment in Ontario and Canada was 3.0 per cent and 2.3 per cent above the pre-pandemic February 2020 level, respectively. Employment in the United States remained 1.0 per cent below its pre-pandemic level.

Chart 2.5

Strong Employment Recovery in Ontario

Note: Latest data point is March 2022 for all jurisdictions.

Sources: Statistics Canada and U.S. Bureau of Labor Statistics.

Chapter 2: Economic Performance and Outlook

Economic Outlook

The Ontario Ministry of Finance consults with private-sector economists and tracks their forecasts to inform the government’s economic planning assumptions.

Private-sector forecasters, on average, are projecting Ontario’s real GDP to grow by 4.1 per cent in 2022, 3.2 per cent in 2023, 2.1 per cent in 2024, and 2.0 per cent in 2025. The Ontario Ministry of Finance’s real GDP projections are set below the average of private-sector forecasts in each year for prudent planning purposes. Three external economic experts reviewed the Ontario Ministry of Finance’s economic assumptions and found them to be reasonable.2

Table 2.2

Private-Sector Forecasts for Ontario Real GDP Growth

(Per Cent)

	2022	2023	2024	2025

Quantitative Economic Decisions, Inc. (February)	4.2	2.8	2.6	2.3

Stokes Economics (February)	4.3	2.9	2.1	2.0

Desjardins Group (February)	3.9	3.0	2.0	1.7

The Conference Board of Canada (February)	3.8	3.4	1.3	1.5

National Bank of Canada (February)	3.9	2.6	–	–

University of Toronto (February)	4.8	3.8	2.8	2.5

Central 1 Credit Union (February)	3.4	3.6	2.2	–

Laurentian Bank Securities (March)	4.8	3.4	–	–

BMO Capital Markets (March)	4.1	3.7	–	–

Royal Bank of Canada (March)	4.2	2.8	–	–

Scotiabank (March)	3.9	3.1	–	–

CIBC Capital Markets (March)	3.9	2.8	–	–

TD Bank Group (March)	4.0	3.1	1.7	1.7

Private-Sector Survey Average	4.1	3.2	2.1	2.0

Ontario’s Planning Assumption	3.7	3.1	2.0	1.9

Sources: Ontario Ministry of Finance Survey of Forecasters (March 8, 2022) and Ontario Ministry of Finance.

[2]	The three experts are from the Policy and Economic Analysis Program at the University of Toronto; Quantitative Economic Decisions, Inc.; and Stokes Economic Consulting, Inc.

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Chapter 2: Economic Performance and Outlook

On average, private-sector forecasters are projecting that Ontario’s nominal GDP will grow by 7.3 per cent in 2022, 5.2 per cent in 2023, 4.3 per cent in 2024, and 4.2 per cent in 2025. The Ontario Ministry of Finance’s nominal GDP projections are set below the average of private-sector forecasts in each year for prudent planning purposes. For 2022, the planning assumption is 0.6 percentage points below the private-sector average to reflect the continued elevated degree of uncertainty around GDP inflation.

Table 2.3

Private-Sector Forecasts for Ontario Nominal GDP Growth

(Per Cent)

	2022	2023	2024	2025

Quantitative Economic Decisions, Inc. (February)	7.0	5.5	5.2	4.9

Stokes Economics (February)	8.1	5.5	4.3	4.3

Desjardins Group (February)	6.4	4.7	–	–

The Conference Board of Canada (February)	5.9	4.4	3.2	3.4

National Bank of Canada (February)	6.3	3.0	–	–

University of Toronto (February)	7.7	6.0	5.0	4.6

Central 1 Credit Union (February)	6.2	5.8	4.2	–

Laurentian Bank Securities (March)	8.5	5.3	–	–

BMO Capital Markets (March)	7.6	6.4	–	–

Royal Bank of Canada (March)	7.3	4.9	–	–

Scotiabank (March)	7.6	6.0	–	–

CIBC Capital Markets (March)	8.4	4.3	–	–

TD Bank Group (March)	7.6	5.3	3.7	3.6

Private-Sector Survey Average	7.3	5.2	4.3	4.2

Ontario’s Planning Assumption	6.7	5.1	4.2	4.1

Sources: Ontario Ministry of Finance Survey of Forecasters (March 8, 2022) and Ontario Ministry of Finance.

Chapter 2: Economic Performance and Outlook

Global Economic Environment

The global economic outlook remains resilient despite impacts on business activity due to the Omicron variant of COVID-19, as well as Russia’s invasion of Ukraine, both of which have exacerbated supply chain disruptions. In addition, inflation continues to be elevated in many countries. The International Monetary Fund (IMF) estimates that global real GDP rose by 5.9 per cent in 2021 and projects global real GDP growth of 4.4 per cent in 2022 and 3.8 per cent in 2023.

U.S. real GDP increased by 5.7 per cent in 2021 and is projected to increase by 3.7 per cent in 2022 and 2.6 per cent in 2023. Euro area real GDP rose 5.2 per cent in 2021 and is projected to rise 3.9 per cent in 2022 and 2.5 per cent in 2023. China’s real GDP is estimated to have risen 8.1 per cent in 2021 and is forecast to rise 4.8 per cent in 2022 and 5.2 per cent in 2023.

Table 2.4

External Factors

	2020	2021	2022p	2023p	2024p	2025p

World Real GDP Growth (Per Cent)	(3.1)	5.9e	4.4	3.8	3.4	3.3

U.S. Real GDP Growth (Per Cent)	(3.4)	5.7	3.7	2.6	2.1	2.0

West Texas Intermediate (WTI) Crude Oil ($US per Barrel)	39	68	82	75	67	68

Canadian Dollar (Cents US)	74.6	79.8	79.5	79.5	79.2	80.0

Three-Month Treasury Bill Rate[1] (Per Cent)	0.4	0.1	0.9	1.7	2.0	2.1

10-Year Government Bond Rate[1] (Per Cent)	0.7	1.4	2.0	2.5	2.8	2.9

e = International Monetary Fund estimate.

p = Ontario Ministry of Finance planning projection based on external sources.

[1]	Government of Canada interest rates.

Sources: International Monetary Fund World Economic Outlook (January 2022 and October 2021); U.S. Bureau of Economic Analysis; U.S. Energy Information Administration; Bank of Canada; Blue Chip Economic Indicators (February 2022 and October 2021); and Ontario Ministry of Finance Survey of Forecasters (March 8, 2022).

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Financial Markets and Other External Factors

Elevated consumer price inflation has prompted key central banks, including the U.S. Federal Reserve and the European Central Bank, to begin withdrawing some accommodative monetary policies introduced to support the economic recovery, including low policy interest rates and asset purchase programs. Several central banks have begun raising policy rates, putting upward pressure on government bond rates.

The Bank of Canada raised its overnight rate in March 2022 and has signaled it will further raise policy interest rates in the coming months. The Bank of Canada ended its quantitative easing program at the end of October 2021. The Government of Canada three-month treasury bill rate is expected to rise from 0.1 per cent in 2021 to 0.9 per cent in 2022, before increasing to 2.1 per cent in 2025. Similarly, the Government of Canada 10-year bond rate is projected to increase from 1.4 per cent in 2021 to 2.0 per cent in 2022 and then rise to 2.9 per cent in 2025.

Chart 2.6

Steeper Increase in Interest Rates Projected

p = Ontario Ministry of Finance planning projection based on external sources as of March 8, 2022.

Sources: Bank of Canada and Ontario Ministry of Finance.

Chapter 2: Economic Performance and Outlook

West Texas Intermediate (WTI) oil prices are expected to rise from US$68 per barrel in 2021 to US$82 per barrel in 2022. However, an expected pickup in global oil production should moderate oil prices over the forecast period. By 2025, the WTI oil price is projected to be US$68 per barrel.

The Canadian dollar was 79.8 cents US in 2021 and is expected to remain close to 80 cents US over the forecast period.

Details of Ontario’s Economic Outlook

The Ontario Ministry of Finance projects real GDP to rise by 3.7 per cent in 2022, 3.1 per cent in 2023, 2.0 per cent in 2024 and 1.9 per cent in 2025.

Table 2.5

The Ontario Economy, 2020 to 2025

(Per Cent Change)

	2020	2021	2022p	2023p	2024p	2025p
Real Gross Domestic Product	(5.1)	4.3	3.7	3.1	2.0	1.9
Nominal Gross Domestic Product	(2.8)	12.0	6.7	5.1	4.2	4.1
Compensation of Employees	(0.3)	9.2	5.6	4.6	4.6	4.1
Net Operating Surplus — Corporations	10.2	24.6	4.6	5.8	1.6	4.2
Nominal Household Consumption	(7.4)	7.1	8.8	6.3	4.7	4.6
Other Economic Indicators
Employment	(4.8)	4.9	3.9	2.0	1.7	1.2
Job Creation (000s)	(355)	345	287	153	133	95.3
Unemployment Rate (Per Cent)	9.6	8.0	6.1	5.7	5.6	5.5
Consumer Price Index	0.7	3.5	4.7	2.5	2.1	2.1
Housing Starts (000s)	81.3	99.6	86.9	84.0	87.3	87.8
Home Resales	8.8	18.6	(11.3)	1.5	1.2	1.2
Home Resale Prices	16.0	23.6	9.3	2.6	4.0	4.0
Key External Variables
U.S. Real Gross Domestic Product	(3.4)	5.7	3.7	2.6	2.1	2.0
WTI Crude Oil ($US per Barrel)	39	68	82	75	67	68
Canadian Dollar (Cents US)	74.6	79.8	79.5	79.5	79.2	80.0
Three-Month Treasury Bill Rate (Per Cent)[1]	0.4	0.1	0.9	1.7	2.0	2.1
10-Year Government Bond Rate (Per Cent)[1]	0.7	1.4	2.0	2.5	2.8	2.9

p = Ontario Ministry of Finance planning projection based on external sources as of March 8, 2022.

[1]	Government of Canada interest rates.

Sources: Statistics Canada; Canada Mortgage and Housing Corporation; Canadian Real Estate Association; Bank of Canada; United States Bureau of Economic Analysis; Blue Chip Economic Indicators (February 2022 and October 2021); U.S. Energy Information Administration; and Ontario Ministry of Finance.

The Ontario Ministry of Finance estimates that Ontario nominal GDP increased by 12.0 per cent in 2021, the fastest pace of nominal GDP growth since 1984. This largely reflects elevated GDP inflation due to strong economy-wide price increases amid supply constraints and strong demand.

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Nominal GDP is projected to grow by 6.7 per cent in 2022 and 5.1 per cent in 2023 before moderating to 4.2 per cent in 2024 and 4.1 per cent in 2025.

Chart 2.7

Ontario Real and Nominal GDP Growth to Moderate

p = Ontario Ministry of Finance planning projection as of March 8, 2022.

Source: Ontario Ministry of Finance.

Chapter 2: Economic Performance and Outlook

Employment, Household Incomes and Spending

Employment quickly rebounded from a decline at the beginning of 2022 and is projected to grow strongly by 3.9 per cent for the year. Continued employment gains over the outlook period are projected to lower the unemployment rate from 8.0 per cent in 2021 to 6.1 per cent in 2022 and then 5.5 per cent by 2025.

Chart 2.8

Continued Job Gains Projected

p = Ontario Ministry of Finance planning projection as of March 8, 2022.

Sources: Statistics Canada and Ontario Ministry of Finance.

Strong employment and wage gains support a projected 5.6 per cent increase in compensation of employees in 2022. Increased disposable income over the COVID-19 pandemic, in part due to government supports as well as decreased discretionary spending, have resulted in higher savings by many households. These savings, along with growing incomes and increased spending opportunities, are projected to contribute to robust nominal household spending growth of 8.8 per cent in 2022. Household spending is expected to remain strong over the projection period.

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Chapter 2: Economic Performance and Outlook

Housing

After declining during the early months of the COVID-19 pandemic, Ontario home resales surpassed their February 2020 pre-pandemic level by July 2020 and subsequently peaked in March 2021. Although activity has since moderated, in February 2022, home resales were 23.6 per cent higher than their February 2020 level. Home resale prices have also increased strongly — by February 2022, the average home resale price in Ontario was 53.8 per cent higher than the February 2020 pre-pandemic level.

Housing market activity is expected to moderate from elevated levels in 2021. Home resales are expected to decline 11.3 per cent in 2022 as interest rates rise and housing market activity returns to growth more consistent with fundamental drivers of housing demand, such as population growth. Strong momentum late in 2021 and early 2022 is projected to result in a 9.3 per cent increase in home resale prices in 2022, before price growth moderates closer to historical rates over the 2023 to 2025 period. For details on the government’s plan to make it easier to buy a home over the long term, see Chapter 1, Section D: Keeping Costs Down.

Chart 2.9

Ontario Home Resale Market

p = Ontario Ministry of Finance planning projection based on external sources as of March 8, 2022.

Sources: Canadian Real Estate Association and Ontario Ministry of Finance.

Chapter 2: Economic Performance and Outlook

Risks to the Outlook

The evolution of the COVID-19 pandemic remains an ongoing source of uncertainty, and the potential emergence of new variants of the virus remains a key risk for the Ontario economy. As well, the invasion of Ukraine by Russia is a significant additional source of uncertainty. Heightened inflation and supply chain disruptions continue to pose ongoing risks to the economic outlook.

In response to elevated consumer price inflation, central banks have begun to withdraw extraordinary monetary policy stimulus introduced during the pandemic. The Bank of Canada and the U.S. Federal Reserve expect to continue raising policy interest rates through 2022. Although current high rates of inflation are expected to moderate as the effects of the pandemic and supply chain disruptions recede and monetary policy normalizes, higher-than-expected inflation could prompt a stronger response from central banks.

Chart 2.10

Private-Sector Forecasters Project Inflation to Moderate

p = Ontario Ministry of Finance planning projection and private-sector forecasts.

Sources: Statistics Canada; Ontario Ministry of Finance; and Ontario Ministry of Finance Survey of Forecasters (March 8, 2022).

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Chapter 2: Economic Performance and Outlook

Supply chains around the world continue to be disrupted due to pandemic-related restrictions as well as sharp shifts in consumer preferences, such as higher spending on goods relative to services. Although these disruptions are expected to ease, persistent shipping delays and difficulties in sourcing components, such as semiconductors, could further impact production.

Table 2.6 displays current estimates of the impact of sustained changes in key external factors on Ontario’s real GDP, assuming other external factors are unchanged. The relatively wide range of estimated impacts reflects the uncertainty regarding how the economy could respond to these changes in external conditions.

Table 2.6

Impact of Sustained Changes in Key External Factors on Real GDP Growth

(Percentage Point Change)
Change in Real GDP Growth
	First Year	Second Year

Canadian Dollar Appreciates by Five Cents US	(0.1) to (0.7)	(0.2) to (0.8)

Crude Oil Prices Increase by $10 US per Barrel	(0.1) to (0.3)	(0.1) to (0.3)

U.S. Real GDP Growth Increases by One Percentage Point	+0.2 to +0.6	+0.3 to +0.7

Canadian Interest Rates Increase by One Percentage Point	(0.1) to (0.5)	(0.2) to (0.6)

Source: Ontario Ministry of Finance.

Revisions to the Outlook Since the 2021 Budget

The outlook over the 2022 to 2024 period has been revised compared to the projections in the 2021 Budget. Key changes since the 2021 Budget include:

•	Higher nominal GDP growth over the forecast period;

•	Stronger growth in nominal household consumption over the forecast period;

•	Higher Consumer Price Index (CPI) inflation between 2022 and 2024;

•	Stronger growth in compensation of employees in 2022;

•	Slower growth in net operating surplus of corporations in 2022 but stronger in 2023; and

•	Lower unemployment rate over the forecast period.

Chapter 2: Economic Performance and Outlook

Table 2.7

Changes in the Ontario Ministry of Finance Key Economic Forecast Assumptions: 2021 Budget Compared to the 2022 Budget

(Per Cent Change)

	2021		2022p		2023p		2024p

	2021 Budget	2022 Budget	2021 Budget	2022 Budget	2021 Budget	2022 Budget	2021 Budget	2022 Budget

Real Gross Domestic Product	4.0	4.3	4.3	3.7	2.5	3.1	2.0	2.0

Nominal Gross Domestic Product	6.2	12.0	6.4	6.7	4.5	5.1	4.0	4.2

Compensation of Employees	4.2	9.2	5.0	5.6	4.8	4.6	4.1	4.6

Net Operating Surplus — Corporations	8.0	24.6	7.4	4.6	4.4	5.8	4.2	1.6

Nominal Household Consumption	5.9	7.1	7.2	8.8	4.9	6.3	4.2	4.7

Other Economic Indicators

Employment	4.2	4.9	3.0	3.9	2.2	2.0	1.6	1.7

Job Creation (000s)	298	345	222	287	168	153	124	133

Unemployment Rate (Per Cent)	8.2	8.0	6.9	6.1	6.5	5.7	6.3	5.6

Consumer Price Index	1.7	3.5	2.0	4.7	2.0	2.5	2.0	2.1

Housing Starts (000s)	80.2	99.6	79.3	86.9	80.2	84.0	81.2	87.3

Home Resales	5.5	18.6	(6.7)	(11.3)	1.3	1.5	0.8	1.2

Home Resale Prices	7.5	23.6	0.0	9.3	0.5	2.6	2.0	4.0

Key External Variables

U.S. Real Gross Domestic Product	4.9	5.7	3.8	3.7	2.3	2.6	2.1	2.1

WTI Crude Oil ($US per Barrel)	47	68	52	82	56	75	57	67

Canadian Dollar (Cents US)	78.5	79.8	78.5	79.5	79.2	79.5	80.2	79.2

Three-Month Treasury Bill Rate (Per Cent)[1]	0.2	0.1	0.2	0.9	0.5	1.7	1.1	2.0

10-Year Government Bond Rate (Per Cent)[1]	1.0	1.4	1.4	2.0	1.8	2.5	2.4	2.8

p = Ontario Ministry of Finance planning projection based on external sources as of March 8, 2022.

[1]	Government of Canada interest rates.

Sources: Statistics Canada; Canada Mortgage and Housing Corporation; Canadian Real Estate Association; Bank of Canada; United States Bureau of Economic Analysis; Blue Chip Economic Indicators (February 2021/2022 and October 2020/2021); U.S. Energy Information Administration; and Ontario Ministry of Finance.

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Chapter 2: Economic Performance and Outlook

Economic Outlook Scenarios

To provide more transparency about the province’s economic outlook amid the elevated degree of economic uncertainty, the Ontario Ministry of Finance has developed Faster Growth and Slower Growth scenarios that the economy could take over the next few years. These alternative scenarios should not be considered the best case or the worst case, but reasonable possible outcomes in this period of uncertainty.

Table 2.8

Ontario Real GDP Growth Scenarios

(Per Cent)
	2022p	2023p	2024p	2025p

Faster Growth Scenario	5.2	3.8	2.3	2.2

Planning Projection	3.7	3.1	2.0	1.9

Slower Growth Scenario	3.0	2.6	1.9	1.8

p = Ontario Ministry of Finance planning projection and alternative scenarios.

Source: Ontario Ministry of Finance.

Table 2.9

Ontario Nominal GDP Growth Scenarios

(Per Cent)

	2022p	2023p	2024p	2025p

Faster Growth Scenario	9.8	5.9	4.7	4.6

Planning Projection	6.7	5.1	4.2	4.1

Slower Growth Scenario	4.8	4.5	3.9	3.8

p = Ontario Ministry of Finance planning projection and alternative scenarios.

Source: Ontario Ministry of Finance.

By 2025, the level of real GDP in the Faster Growth scenario is 2.7 per cent higher than in the Planning Projection, while in the Slower Growth scenario, the level of real GDP is 1.4 per cent lower. The nominal GDP scenarios show a wider range of outcomes over the next several years compared to the real GDP scenarios due to heightened near-term uncertainty around GDP inflation. By 2025, the level of nominal GDP in the Faster Growth scenario is 4.7 per cent higher than in the Planning Projection, while in the Slower Growth scenario, the level of nominal GDP is 2.9 per cent lower.

Chapter 2: Economic Performance and Outlook

Chart 2.11

Range of Ontario GDP Scenario Forecasts

p = Ontario Ministry of Finance planning projection and alternative scenarios.

Sources: Statistics Canada and Ontario Ministry of Finance.

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Chapter 2: Economic Performance and Outlook

Transparent Reporting on the Economy

The Ontario Economic Accounts provide a comprehensive overall assessment of the performance of Ontario’s economy. Private-sector economists use this to assess the current state of the province’s economy and as a basis for updating their forecasts. The Ontario Economic Accounts inform the government’s economic and revenue forecasts, providing a key foundation for Ontario’s fiscal plan.

The Fiscal Sustainability, Transparency and Accountability Act, 2019 states that the quarterly Ontario Economic Accounts shall be released within 45 days after the Statistics Canada release of the National Income and Expenditure Accounts.

In compliance with the legislation, the quarterly Ontario Economic Accounts will be released according to the schedule outlined in Table 2.10.

Table 2.10

Ontario Economic Accounts Release Dates

Reference Period	Expected Statistics Canada Release of National Income and Expenditure Accounts	Corresponding Deadline for Release of Ontario Economic Accounts
First Quarter (January-March) 2022	May 31, 2022	July 15, 2022
Second Quarter (April-June) 2022	August 31, 2022	October 14, 2022
Third Quarter (July-September) 2022	November 29, 2022	January 13, 2023
Fourth Quarter (October-December) 2022	February 28, 2023	April 14, 2023

Sources: Statistics Canada and Ontario Ministry of Finance.

Chapter 3 ONTARIO’S FISCAL PLAN AND OUTLOOK

Chapter 3: Ontario’s Fiscal Plan and Outlook

Introduction

The government has a plan to build Ontario, laying the foundation for the province’s long-term recovery, growth and prosperity. The 2022 Budget includes a multi-year fiscal plan with significant investments in health care, education and critical infrastructure to achieve the government’s ambitious vision for the province.

Chart 3.1

Current Deficit Outlook Compared to 2021 Budget

Source: Ontario Ministry of Finance.

Ontario is projecting a $13.5 billion deficit in 2021–22. Over the medium term, the government is projecting deficits of $19.9 billion in 2022–23, declining to $12.3 billion in 2023–24 and $7.6 billion in 2024–25. The 2022 Budget deficit outlook represents a significant improvement compared to the outlook published in the 2021 Budget, demonstrating the strength of Ontario’s recovery.

Primarily due to a lower-than-forecast deficit and higher nominal GDP, the net debt-to-GDP ratio is projected to be 40.7 per cent in 2021–22, 8.1 percentage points lower than the 48.8 per cent forecast presented in the 2021 Budget. Over the medium-term outlook, Ontario’s net debt-to-GDP ratio is now forecast to be 41.4 per cent in 2022–23 and 2023–24, and declining to 41.3 per cent in 2024–25.

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Chapter 3: Ontario’s Fiscal Plan and Outlook

Table 3.1

Fiscal Summary

($ Billions)

	Actual 2020–21	Interim[1] 2021–22	Medium-Term Outlook
			2022–23	2023–24	2024–25

Revenue	164.9	173.6	179.8	188.2	196.9

Expense

Programs[2]	169.0	174.1	185.2	184.8	188.1

Interest on Debt	12.3	13.0	13.5	14.3	14.9

Total Expense	181.3	187.1	198.6	199.1	203.0

Surplus/(Deficit) Before Reserve	(16.4)	(13.5)	(18.9)	(10.8)	(6.1)

Reserve	–	–	1.0	1.5	1.5

Surplus/(Deficit)	(16.4)	(13.5)	(19.9)	(12.3)	(7.6)

Net Debt as a Per Cent of GDP	43.1%	40.7%	41.4%	41.4%	41.3%

Net Debt as a Per Cent of Revenue	226.5%	227.5%	238.4%	239.3%	238.1%

Interest on Debt as a Per Cent of Revenue	7.4%	7.5%	7.5%	7.6%	7.5%
[1]	Interim represents the 2022 Budget projection for the 2021–22 fiscal year.
[2]	For a breakout of COVID-19 Time-Limited Funding, see Table 3.9.

Note: Numbers may not add due to rounding.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

Chapter 3: Ontario’s Fiscal Plan and Outlook

2021–22 Interim Fiscal Performance

Ontario’s 2021–22 deficit is projected to be $13.5 billion — $19.6 billion lower than the outlook published in the 2021 Budget.

The 2022 Budget is projecting revenues in 2021–22 to be $173.6 billion — $19.6 billion higher than forecast in the 2021 Budget. This increase is largely driven by higher taxation revenue reflecting stronger-than-anticipated 2021 economic growth and net tax assessments for 2020 and prior years.

Program expense is projected to be $174.1 billion — $1.1 billion higher than the 2021 Budget forecast, primarily due to additional investments for health care, critical infrastructure, and supports for businesses and workers.

Ontario is forecast to pay $13.0 billion in interest costs in 2021–22 — $0.1 billion lower than the forecast in the 2021 Budget. At 40.7 per cent, the net debt-to-GDP ratio in 2021–22 is forecast to be 8.1 percentage points lower, primarily as a result of a lower-than-forecast deficit and higher nominal GDP.

Defining Interim

Interim represents the 2022 Budget projection for the 2021–22 fiscal year and is subject to change as actual provincial revenue and expense are finalized in the Public Accounts of Ontario 2021–2022, to be released no later than September 27, 2022.

The 2021 Budget also included a $1.0 billion reserve to protect the fiscal plan against unforeseen adverse changes in Ontario’s revenue and expense forecasts for the remainder of the fiscal year. The reserve was not required at fiscal year-end and has been drawn down at interim.

Table 3.2

2021–22 In-Year Fiscal Performance

($ Millions)
	2021 Budget	Interim[1] 2021–22	In-Year Change

Revenue	154,012	173,572	19,560

Expense

Programs	172,989	174,076	1,087

Interest on Debt	13,130	12,992	(138)

Total Expense	186,120	187,068	948

Surplus/(Deficit) Before Reserve	(32,108)	(13,496)	18,612

Reserve	1,000	–	(1,000)

Surplus/(Deficit)	(33,108)	(13,496)	19,612
[1]	Interim represents the 2022 Budget projection for the 2021–22 fiscal year.

Note: Numbers may not add due to rounding.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

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Chapter 3: Ontario’s Fiscal Plan and Outlook

Interim Revenue Update

The 2021–22 total revenue outlook is $173.6 billion — $19.6 billion higher than projected in the 2021 Budget. Since the release of the 2021–22 Third Quarter Finances, total revenue has decreased by $3.1 billion, primarily due to lower Other Non-Tax Revenue.

Table 3.3

Summary of 2021–22 Revenue Changes Since the 2021 Budget

($ Millions)
		Interim[1] 2021–22
2021 Budget Total Revenue		154,012

Revenue Changes in the 2021–22 First Quarter Finances		2,885

Revenue Changes in the 2021 Ontario Economic Outlook and Fiscal Review		11,720

Revenue Changes in the 2021–22 Third Quarter Finances		8,042

Revenue Changes Since the 2021–22 Third Quarter Finances
Land Transfer Tax	212
Gasoline and Fuel Taxes	(24)
Sales Tax	(33)
Corporations Tax	(110)
Personal Income Tax	(253)
All Other Taxes	(2)
Total Taxation Revenue		(209)
Government of Canada Transfers		359
Income from Government Business Enterprises		49
Other Non-Tax Revenue		(3,285)
Total Revenue Changes Since the 2021–22 Third Quarter Finances		(3,087)

Total Revenue Changes Since the 2021 Budget		19,560

2022 Budget Total Revenue Outlook		173,572
[1]	Interim represents the 2022 Budget projection for the 2021–22 fiscal year.

Note: Numbers may not add due to rounding.

Source: Ontario Ministry of Finance.

The forecast for Total Taxation Revenue has decreased by $209 million compared to the 2021–22 Third Quarter Finances. Key changes in the taxation revenue outlook include:

•	Land Transfer Tax revenue outlook increased by $212 million due to stronger-than-expected housing market activity and collections in 2021–22;

•	Gasoline and Fuel Taxes revenue outlooks decreased by $24 million combined due to lower-than-projected fuel consumption volumes;

Chapter 3: Ontario’s Fiscal Plan and Outlook

•	Sales Tax revenue projection decreased by $33 million due to slower-than-expected household consumption growth in 2021;

•	Corporations Tax revenue outlook decreased by $110 million due to lower-than-projected growth in net operating surplus of corporations in 2022; and

•	Personal Income Tax revenue projection decreased by $253 million mainly due to lower-than-expected compensation of employee growth in 2021.

Government of Canada Transfers are projected to increase by $359 million mainly due to one-time funding from the federal government to support long-term care homes as well as higher direct transfers to the broader public sector (BPS), partially offset by reprofiling of Early Learning and Child Care funding into 2022–23 and a reprofiling of funding under the Investing in Canada Infrastructure Program.

Projected net Income from Government Business Enterprises increased $49 million mainly reflecting stronger-than-expected performance from the Ontario Lottery and Gaming Corporation (OLG) and the Ontario Cannabis Store (OCS), partially offset by lower projected combined net income from Ontario Power Generation (OPG) and Hydro One Limited (HOL).

•	Net income from OLG increased $112 million due to earlier-than-expected easing of COVID-19 capacity restrictions for land-based gaming.

•	Net income from OCS increased $19 million, reflecting lower-than-expected operating expenses in 2021–22.

•	Net income from OPG and HOL decreased $82 million combined, mainly reflecting downward revisions to forecast net income from OPG.

Other Non-Tax Revenues decreased by $3.3 billion largely reflecting the $1.8 billion impact of the elimination and rebate of eligible licence plate renewal fees paid since March 1, 2020, lower third-party revenue recognized from broader public sector hospitals and school boards, and lower sales and rentals revenue recognized from consolidated government agencies impacted by the COVID-19 pandemic.

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Interim Expense Update

Since the release of the 2021 Budget, the government has made significant investments throughout the fiscal year targeted at protecting people’s health and supporting workers. Most of these new investments were offset by existing time-limited contingencies, such as the Time-Limited COVID-19 Fund. Examples of investments include additional resources for hospitals and long-term care, business supports, municipal transit and infrastructure. The 2021–22 total expense outlook is $187.1 billion — $0.9 billion higher than the 2021 Budget.

Since the release of the 2021–22 Third Quarter Finances, the total program expense projection has decreased by $1.7 billion, primarily due to lower-than-projected spending in base programs, partially offset by an increase in COVID-19 Time-Limited Funding.

Table 3.4

Summary of 2021–22 Expense Changes Since the 2021 Budget

($ Millions)
		Interim[1] 2021–22
2021 Budget Total Expense		186,120

Total Expense Changes in the 2021–22 First Quarter Finances		2,208

Total Expense Changes in the 2021 Ontario Economic Outlook and Fiscal Review		787

Total Expense Changes in the 2021–22 Third Quarter Finances		(351)

Program Expense Changes Since the 2021–22 Third Quarter Finances
Base Programs[2]
Health Sector	1,064
Education Sector[3]	(1,314)
Postsecondary Education Sector	(685)
Children’s and Social Services Sector	(632)
Justice Sector	(71)
Other Programs	(936)
Total Base Programs Expense Changes Since the 2021–22 Third Quarter Finances	(2,574)
COVID-19 Time-Limited Funding	1,357
Drawdown of the Time-Limited COVID-19 Fund	(500)
Total Program Expense Changes Since the 2021–22 Third Quarter Finances		(1,717)
Interest on Debt Change Since the 2021–22 Third Quarter Finances		21
Total Expense Changes Since the 2021–22 Third Quarter Finances		(1,696)

Total Expense Changes Since the 2021 Budget		948

2022 Budget Total Expense Outlook		187,068
[1]	Interim represents the 2022 Budget projection for the 2021–22 fiscal year.
[2]

For presentation purposes in the 2022 Budget, one-time COVID-19-related spending has been included within COVID-19 Time-Limited Funding. This funding continues to be presented separately in order to transparently capture the temporary nature of these investments.

[3]	Excludes Teachers’ Pension Plan. Teachers’ Pension Plan expense is included in Other Programs.

Note: Numbers may not add due to rounding.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

Chapter 3: Ontario’s Fiscal Plan and Outlook

The following expense changes are projected since the release of the 2021–22 Third Quarter Finances:

•

Health sector expense is projected to be $1.1 billion higher primarily due to investments to support wage enhancement for personal support workers, and the expansion of the Community Paramedicine for Long-Term Care program to support 22 additional communities to alleviate pressures from bed waitlists in the long-term care sector.

•

Education sector expense is projected to be lower primarily because school boards experienced a decline in non-government revenue, from sources such as fundraising, community use of schools and international student tuition, and lower-than-projected enrolment. This results in a projected $1.3 billion decrease.

•

Postsecondary Education sector expense is projected to be $685 million lower, mainly due to lower college expenses, lower-than-expected student uptake for financial assistance and the ongoing impact of federal government program changes.

•

Children’s and Social Services sector expense is projected to be lower primarily due to the temporary federal support programs that resulted in lower-than-expected demand for social assistance and the Ontario Child Benefit, resulting in a projected $632 million decrease.

•	Justice sector expense is projected to be $71 million lower primarily due to project delays in the Public Safety Radio Network Project as a result of COVID-19 and supply chain issues.

•	Other Programs expense is projected to be $936 million lower due to the following key changes:

•	$149 million decrease in the Ministry of Transportation due to the impacts of Metrolinx ridership and lower-than-forecast transfers to municipalities due to construction delays;

•	$79 million in underspending for planned infrastructure programs, such as the Investing in Canada Infrastructure Program, due to revised implementation timelines; and

•

Reducing the standard Contingency Fund balance to $75 million, due to lower than previously anticipated spending across various sectors and higher savings reported by ministries due to effective in-year management of costs.

•	COVID-19 Time-Limited Funding expense is projected to be $1,357 million higher, with $500 million offset through the Time-Limited COVID-19 Fund, due to additional investments to support:

•	Hospitals with COVID-19 response including additional critical care capacity and health human resources;

•	COVID-19 vaccine program, testing and additional capacity in public health;

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•	Prevention and containment of COVID-19 in long-term care homes;

•	The first instalment of one-time payments of up to $5,000 for eligible nurses to support retention of nurses in Ontario; and

•

Justice sector COVID-19 expenses primarily due to pressures for the Vaccine Distribution Secretariat, managing the pandemic in correctional institutions and the courts, and to support Legal Aid Ontario.

•	Interest on debt expense is projected to be $21 million higher due to higher-than-forecast borrowing costs.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Prudence in 2021–22

As reported in the 2021 Budget, the government fully allocated the extraordinary contingencies previously made available in 2021–22 to protect the health of the people of Ontario and support families, employers and jobs during the COVID-19 pandemic.

In order to maintain continued flexibility, as the 2021–22 fiscal year unfolded, the government allocated $2.2 billion to the Time-Limited COVID-19 Fund in 2021–22 as part of the 2021–22 First Quarter Finances, with an additional $500 million increase to this Fund announced in the 2021 Ontario Economic Outlook and Fiscal Review: Build Ontario. After all projected drawdowns reported in the 2021–22 Third Quarter Finances and the 2022 Budget, the Time-Limited COVID-19 Fund for 2021–22 has been fully allocated.

The standard Contingency Fund is also maintained to help mitigate expense risks — for example, in cases where health and safety may be compromised — that may otherwise adversely affect Ontario’s fiscal performance. For 2021–22, the standard Contingency Fund has a current remaining balance of $75 million.

The Fiscal Sustainability, Transparency and Accountability Act, 2019 requires Ontario’s fiscal plan to incorporate prudence in the form of a reserve to protect the fiscal outlook against unforeseen adverse changes in the province’s revenue and expense, including those resulting from changes in Ontario’s economic performance. The 2021 Budget included a reserve of $1.0 billion in 2021–22, which was not required at fiscal year-end and has been drawn down at interim.

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Medium-Term Fiscal Plan

The government is projecting deficits of $19.9 billion in 2022–23, $12.3 billion in 2023–24, and $7.6 billion in 2024–25, a significant improvement from the 2021 Budget deficit outlook.

Medium-Term Revenue Outlook

Defining Medium Term Medium term represents the 2022 Budget projection for the Plan year (2022–23), or current year, and the following two fiscal years (2023–24 and 2024–25).

Total revenue is projected to increase from $173.6 billion in 2021–22 to $196.9 billion in 2024–25, for an average annual growth rate of 4.3 per cent. Revenue growth reflects the Ontario Ministry of Finance’s outlook for economic growth.

Table 3.5

Summary of Medium-Term Revenue Outlook

($ Billions)
	Actual 2020–21	Interim[1]	Medium-Term Outlook
		2021–22	2022–23	2023–24	2024–25
Revenue
Personal Income Tax	40.3	42.3	44.6	47.0	49.6
Sales Tax	26.6	30.4	32.3	34.2	35.7
Corporations Tax	17.8	22.2	19.7	20.4	21.1
Ontario Health Premium	4.3	4.5	4.7	4.9	5.1
Education Property Tax	6.0	5.7	5.7	5.6	5.6
All Other Taxes	15.8	19.1	19.4	21.0	21.9
Total Taxation Revenue	110.9	124.2	126.4	133.2	139.1
Government of Canada	33.9	29.7	31.0	31.8	33.4
Income from Government Business Enterprises	5.0	5.6	6.3	6.7	7.5
Other Non-Tax Revenue	15.1	14.1	16.1	16.5	16.9
Total Revenue	164.9	173.6	179.8	188.2	196.9
[1]	Interim represents the 2022 Budget projection for the 2021–22 fiscal year.

Note: Numbers may not add due to rounding.

Source: Ontario Ministry of Finance.

The primary driver of the forecast for Personal Income Tax (PIT) revenues is the outlook for growth in compensation of employees. The PIT revenue projection reflects the impact of proposed tax measures such as the enhancement to the Low-income Individuals and Families Tax Credit. For more information, please see Annex: Details of Tax Measures and Other Legislative Initiatives. Also included in the PIT projection are prior-year and unique factors such as the impact of Canada Recovery Benefits payments that have been deemed taxable by the federal government. Personal Income Tax revenue is projected to grow at an average annual rate of 5.4 per cent between 2021–22 and 2024–25.

Chapter 3: Ontario’s Fiscal Plan and Outlook

The forecast for Sales Tax (ST) revenue is driven by the projection for household consumption spending. Average growth in ST revenue is 5.6 per cent between 2021–22 and 2024–25.

The forecast for Corporations Tax (CT) revenue is driven by the projection for net operating surplus of corporations. Corporations Tax revenue for 2021–22 includes a one-time amount of $3.0 billion for 2020 tax returns and prior years processed after the finalization of 2020–21 results. Excluding this amount, CT revenue is projected to grow at an average annual rate of 3.2 per cent between 2021–22 and 2024–25.

The primary driver of the forecast for Ontario Health Premium revenue is the outlook for growth in compensation of employees. Ontario Health Premium revenue is projected to grow at an average annual rate of 4.4 per cent between 2021–22 and 2024–25.

Education Property Tax revenue is based primarily on the outlook for growth in the property assessment base resulting from new construction activities. Revenues are projected to remain relatively stable over the term of the outlook, with assessment growth offset by the impact of previously announced measures, including the reduction in Business Education Tax (BET) rates.

Revenues from All Other Taxes are projected to increase at an average annual rate of 4.7 per cent between 2021–22 and 2024–25. This includes revenues from the Employer Health Tax; Land Transfer Tax; Beer, Wine and Spirits Taxes; and volume-based taxes such as the Gasoline Tax, Fuel Tax and Tobacco Tax. The projection for All Other Taxes also reflects the impact of tax measures, such as the proposed temporary reduction to the Gasoline Tax by 5.7 cents per litre and Fuel Tax by 5.3 cents per litre. See Annex: Details of Tax Measures and Other Legislative Initiatives for more information.

The forecast for Government of Canada transfers is largely based on existing federal–provincial funding agreements and formulas. Federal transfers are projected to increase at an average annual rate of 4.0 per cent from 2021–22 to 2024–25, which reflect $2.8 billion in one-time funding related to COVID-19 in 2021–22. One-time funding declines to $1.1 billion in 2022–23. The forecast for Government of Canada transfers includes new funding of:

•	Approximately $6.6 billion in federal revenue between 2022–23 and 2024–25 to implement the Canada-wide Early Learning and Child Care Agreement;

•	$775.5 million in 2022–23 in additional one-time federal funding through Bill C-17 and amendments to the Federal-Provincial Fiscal Arrangements Act to support COVID-19 recovery; and

•

$316.2 million in 2022–23 through Bill C-17 for the federal portion of support for municipal transit cost pressures due to reduced ridership as a result of COVID-19 and support for municipal shelters through the Social Services Relief Fund.

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The outlook for Income from Government Business Enterprises (GBEs) is based on Ontario Ministry of Finance estimates of net income for Hydro One Ltd. (Hydro One) and projections provided by Ontario Power Generation (OPG), the Ontario Cannabis Store (OCS), the Liquor Control Board of Ontario (LCBO), and the Ontario Lottery and Gaming Corporation (OLG). Net incomes of GBEs are projected to increase at an average annual rate of 10.0 per cent from 2021–22 to 2024–25. The strong growth mainly reflects the anticipated recovery of OLG’s net income that has been impacted by the closure of casinos to protect public health in response to the COVID-19 pandemic and expected increases in lottery and OLG’s digital revenue.

The forecast for Other Non-Tax Revenue is based on projections provided by government ministries and agencies. The outlook for Other Non-Tax Revenue is projected to increase at an average annual rate of 6.3 per cent from 2021–22 to 2024–25 largely due to the expected increase in third-party revenues from hospitals, school boards and colleges that are recognized in Ontario’s financial statements. It also reflects lower revenues from Vehicle and Driver Registration Fees of $1.8 billion in 2021–22 due the elimination and rebate of eligible licence plate renewal fees paid since March 1, 2020, and an average impact of $1.1 billion in 2022–23 and beyond due to the elimination of licence plate renewal fees.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Risks to the Revenue Outlook

There are a variety of risks to the economic planning assumptions underlying the revenue forecast, as outlined in Chapter 2: Economic Performance and Outlook. Table 3.6 highlights some of the key risks and sensitivities to the 2022–23 revenue forecast that could arise from unexpected changes in economic conditions. These are only estimates; actual results can vary. The risks identified are based on factors that are considered to have the most material impact on the largest revenue sources.

Table 3.6

Selected Economic and Revenue Sensitivities

Economic Factors	Revenue Sources	2022–23 Sensitivities
Nominal GDP	Total Taxation Revenue	$850 million revenue change for each percentage point change in nominal GDP growth. This can vary significantly, depending on the composition and source of changes in GDP growth.
Compensation of Employees	Personal Income Tax, Ontario Health Premium and Employer Health Tax	$627 million revenue change for each percentage point change in growth in compensation of employees.
Household Consumption Expenditures	Sales Tax	$234 million revenue change for each percentage point change in growth of household consumption expenditures.
Net Operating Surplus of Corporations	Corporations Tax	$102 million revenue change for each percentage point change in growth in net operating surplus of corporations.
Housing Resales and Resale Prices	Land Transfer Tax	$57 million revenue change for each percentage point change in growth of either housing resales or resale prices.
Ontario Population Share	Canada Health Transfer	$45 million revenue change for each one-tenth of a percentage point change in Ontario’s population share.
Ontario Population Share	Canada Social Transfer	$16 million revenue change for each one-tenth of a percentage point change in Ontario’s population share.
Source: Ontario Ministry of Finance.

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Revenue Outlook Scenarios

To illustrate the potential impacts of elevated economic uncertainty, the Ontario Ministry of Finance has developed two plausible alternative scenarios that the economy could take over the next several years. See Chapter 2: Economic Performance and Outlook for more details. Based on the two alternative nominal GDP economic scenarios, two taxation revenue scenarios were developed. The Faster Growth and Slower Growth scenarios each represent a potential path intended to illustrate a broader range of possible outcomes but should not be considered as the best case or the worst case.

Table 3.7

Ontario’s Taxation Revenue Scenarios

($ Billions)
	2022–23p	2023–24p	2024–25p
Faster Growth Scenario	131.2	140.3	148.5
Planning Projection	126.4	133.2	139.1
Slower Growth Scenario	123.1	127.9	132.2
p = Ontario Ministry of Finance Planning Projection and alternative scenarios. Note: Numbers may not add due to rounding. Source: Ontario Ministry of Finance.

In the Faster Growth scenario, total taxation revenue over the medium term is $9.4 billion higher in 2024–25 than the Planning Projection, while in the Slower Growth scenario, total taxation revenue is $7.0 billion lower.

Chapter 3: Ontario’s Fiscal Plan and Outlook

In the event that the alternative economic scenarios materialize as opposed to the Planning Projection, Ontario’s fiscal plan would also change as a result.

Under the Faster Growth scenario, the deficit outlook may improve to $15.0 billion in 2022–23 and $4.9 billion in 2023–24, and a surplus of $2.4 billion in 2024–25. However, if the Slower Growth scenario takes place instead, the deficit outlook may deteriorate to $23.2 billion in 2022–23, $17.8 billion in 2023–24, and $15.0 billion in 2024–25.

Note that in these alternative outlook scenarios, expenditures are assumed to be unchanged compared to the medium-term expense outlook and only revenue and interest on debt are adjusted.

Chart 3.2

Ontario Medium-Term Outlook Scenarios

Source: Ontario Ministry of Finance.

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Medium-Term Expense Outlook

The total expense outlook is projected to grow from $187.1 billion in 2021–22 to $203.0 billion in 2024–25.

Program expense is projected to grow from $174.1 billion in 2021–22 to $188.1 billion in 2024–25, while base program expense increases by $26.1 billion over the same period. This reflects the government’s commitment to invest in priority areas such as health, education and critical infrastructure.

Table 3.8

Summary of Medium-Term Expense Outlook

($ Billions)
	Actual	Interim[1]	Medium-Term Outlook
	2020–21	2021–22	2022–23	2023–24	2024–25
Base Programs[2]
Health Sector	64.4	71.0	75.2	77.6	78.3
Education Sector[3]	28.4	29.5	32.4	34.2	35.1
Postsecondary Education Sector	9.5	10.0	10.8	11.1	11.4
Children’s and Social Services Sector	17.0	17.2	18.3	18.4	18.6
Justice Sector	4.6	4.8	5.3	5.2	5.1
Other Programs	26.0	29.6	36.3	38.3	39.7
Total Base Programs	150.0	162.1	178.3	184.8	188.1
COVID-19 Time-Limited Funding	19.1	12.0	6.9	–	–
Total Programs	169.0	174.1	185.2	184.8	188.1
Interest on Debt	12.3	13.0	13.5	14.3	14.9
Total Expense	181.3	187.1	198.6	199.1	203.0
[1]	Interim represents the 2022 Budget projection for the 2021–22 fiscal year.
[2]

For presentation purposes beginning in the 2021 Budget, one-time COVID-19-related spending has been included within COVID-19 Time-Limited Funding. The change in presentation does not impact ministry allocations or ministry structure(s) to be presented in the 2022–23 Expenditure Estimates. For details on time-limited funding and contingencies, see Table 3.9.

[3]	Excludes Teachers’ Pension Plan, which is included in Other Programs.

Note: Numbers may not add due to rounding.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

With the health and safety of the people of Ontario as the top priority, the government has made available COVID-19 Time-Limited Funding to protect Ontario’s progress against COVID-19. This funding is presented separately to transparently capture the predominantly temporary nature of these investments.

In addition to these temporary COVID-19-related initiatives, the government continues to invest in programs that serve the people of Ontario. Over the medium-term outlook, base program expense is projected to increase every year, growing at an average annual rate of 5.1 per cent from 2021–22 to 2024–25.

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Chart 3.3

Program Expense Growth Excluding COVID-19 Time-Limited Funding

1 Interim represents the 2022 Budget projection for the 2021–22 fiscal year.

Note: Numbers may not add due to rounding.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

Highlights of the changes to the program expense outlook over the medium term include the following:

•

Base Health sector expense is projected to increase from $71.0 billion in 2021–22 to $78.3 billion in 2024–25 — representing 3.3 per cent average annual growth over the period. The growth is primarily due to investments to:

•

Address growing demand in the hospital sector, including the continuation of over 3,000 acute and post-acute beds as well as hundreds of new adult, pediatric and neonatal critical care beds. This also includes increasing base funding for hospitals to respond to Ontario’s growing and aging population;

•	Provide a permanent wage enhancement to personal support workers who deliver publicly funded support services in home and community care, long-term care and public hospitals;

•	Address increased utilization within the Ontario Drug Benefit program and the New Drug Funding Program;

•	Expand services in the home and community care sector;

•	Strengthen quality of care and increase funding to meet the nutritional needs of long-term care residents; and

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•	Support mental health and addictions services.

•

Base Education sector expense is projected to increase from $29.5 billion in 2021–22 to $35.1 billion in 2024–25 — representing 5.9 per cent average annual growth over the period. Key investments include:

•

$6.8 billion over three years to support the implementation of the Canada-wide Ontario Early Learning and Child Care Agreement to reduce average out-of-pocket child care fees and enhance access to child care; and

•	Providing significant additional funding to school boards to support student learning and forecasted enrolment increases.

•

Base Postsecondary Education sector expense is projected to increase from $10.0 billion in 2021–22 to $11.4 billion in 2024–25 — representing 4.7 per cent average annual growth over the period. Key investments include:

•

$142 million over three years to provide additional supports to postsecondary institutions delivering clinical education for nursing-related programs and to expand the number of medical school graduates;

•

$61 million over three years for the Ontario Learn and Stay Grant to provide financial supports to postsecondary students who enrol in priority programs such as Health Human Resources and continue to work in underserved communities in the region where they studied after graduation; and

•

$55 million over three years to invest more in research and innovation to support productivity, economic growth, and address current and future pandemic preparedness, including additional funding to support Phase 1 of the Biosciences Research Infrastructure Fund.

•

Base Children’s and Social Services sector expense is projected to increase from $17.2 billion in 2021–22 to $18.6 billion in 2024–25 — representing 2.6 per cent average annual growth over the period. This is mainly due to:

•

Temporary federal support programs that led to lower-than-expected demand for social assistance and the Ontario Child Benefit. This resulted in one-time lower spending in 2021–22 for these programs; and

•	New investments to provide a permanent wage enhancement for eligible personal support workers and direct support workers in the social services sector.

•

Base Justice sector expense is projected to increase from $4.8 billion in 2021–22 to $5.1 billion in 2024–25 — representing 2.1 per cent average annual growth over the period. This includes investments to support improved emergency services, new technologies and additional staffing for the Ontario Provincial Police, and funding to reduce the criminal case backlog in the courts.

Chapter 3: Ontario’s Fiscal Plan and Outlook

•

Base Other Programs expense is projected to increase from $29.6 billion in 2021–22 to $39.7 billion in 2024–25 — representing 10.3 per cent average annual growth over the period. The changes over this period primarily reflect a significant annual increase in the level of contingencies over the course of the outlook to reflect a cautious approach to planning as uncertainty increases over time. Other key changes include:

•

$2.8 billion over three years, beginning in 2022–23, as part of the government’s multi-year commitment to provide every community in Ontario with access to reliable high-speed internet by the end of 2025; and

•

Ongoing significant investments in transit and transportation infrastructure, which increase Ministry of Transportation expense by nearly $700 million, including projects that are planned to be completed and enter into service over the coming years.

•	COVID-19 Time-Limited Funding is projected to be $6.9 billion in 2022–23, with $2.8 billion funded through the Time-Limited COVID-19 Fund, and includes key additional investments, such as:

•	$2.0 billion to support hospital beds including critical care, additional staff and personal protective equipment;

•	$1.1 billion for COVID-19 testing;

•	$597 million to help students recover from the disruptions of COVID-19 through supports for learning recovery, such as tutoring and additional staff;

•	$505 million to support municipal transit systems as they recover from the COVID-19 pandemic;

•	$382 million to support the second instalment of one-time payments of up to $5,000 for eligible nurses to support the retention of nurses in Ontario;

•

$244 million to support the prevention and containment of COVID-19 in long-term care homes. In addition, $34 million will support long-term care homes with maintaining supplies of personal protective equipment;

•	An additional $210 million for the COVID-19 vaccination program;

•	$205 million to extend the Ontario Jobs Training Tax Credit in 2022;

•	$200 million for the Ontario Staycation Tax Credit;

•

$171 million to support the public health sector including funding to enhance COVID-19 monitoring and case and contact management, the continuation of the Infection Prevention and Control Hubs, the extension of school-focused nurses and continued support of the High Priority Communities Strategy;

•	$128 million to support municipal service managers and Indigenous program partners to deliver critical services through the Social Services Relief Fund;

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•	$52 million to support Legal Aid Ontario as a result of lower revenues received from the Law Foundation of Ontario;

•	$28 million in support of the Agri-Food sector to prepare for potential urgent needs, strengthen the food supply chain and support the agri-food sector; and

•	$22 million to provide personal protective equipment and infection prevention and control measures in congregate care and community settings.

•	The total expense outlook includes interest on debt expense, which is projected to increase from $13.0 billion in 2021–22 to $14.9 billion in 2024–25.

Prudence Built into the Medium-Term Outlook

In keeping with sound fiscal planning practices, Ontario’s revenue outlook is based on prudent economic planning projections, as discussed in Chapter 2: Economic Performance and Outlook. Three external economic experts reviewed the Ontario Ministry of Finance’s economic assumptions and found them to be reasonable.1

Ontario incorporates prudence in the form of a reserve to protect the fiscal outlook against unforeseen adverse changes in the province’s revenue and expense, including those resulting from changes in Ontario’s economic performance. The reserve has been set at $1.0 billion in 2022–23, $1.5 billion in 2023–24, and $1.5 billion in 2024–25. In addition, the standard Contingency Fund is maintained to help mitigate expense risks — for example, in cases where health and safety may be compromised, and which may otherwise adversely affect Ontario’s fiscal performance. The standard Contingency Fund in 2022–23 is set at $4.6 billion and increases further through the remainder of the medium-term outlook, reflecting the government’s cautious, prudent and responsible fiscal planning.

To maintain the flexibility necessary given the ongoing uncertainty related to the pandemic and the future pace of economic recovery, the government has made available time-limited funding and extraordinary contingencies through the Time-Limited COVID-19 Fund. Funding previously tracked in the 2021 Budget under the Pandemic Fund and the Support for People and Jobs Fund in 2022–23 has been reallocated towards the Time-Limited COVID-19 Fund, which will help deploy resources where they are needed most. As shown in Table 3.9, for the 2022–23 fiscal year, the Time-Limited COVID-19 Fund has been fully allocated as of the 2022 Budget.

[1]	The three experts are from the Policy and Economic Analysis Program at the University of Toronto; Quantitative Economic Decisions, Inc.; and Stokes Economic Consulting, Inc.

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Table 3.9

Extraordinary Contingencies and COVID-19 Time-Limited Funding

($ Millions)
	Interim[1]	Medium-Term Outlook
	2021–22	2022–23	2023–24	2024–25
COVID-19 Time-Limited Funding and Extraordinary Contingencies
Pandemic Fund[2]	4,000	–	–	–
Support for People and Jobs Fund[2]	1,000	–	–	–
Time-Limited COVID-19 Fund	2,700	2,800	–	–
Other COVID-19 Time-Limited Funding	4,311	4,107	–	–
Total COVID-19 Time-Limited Funding and Extraordinary Contingencies	12,011	6,907	–	–

Remaining Balances as of the 2022 Budget
Time-Limited COVID-19 Fund	–	–	–	–
Total Remaining Balances as of the 2022 Budget	–	–	–	–

[1]	Interim represents the 2022 Budget projection for the 2021–22 fiscal year.
[2]

The Pandemic Fund and the Support for People and Jobs Fund were fully allocated for 2021–22 as presented in the 2021 Budget. Funding previously tracked under the Pandemic Fund and Support for People and Jobs Fund in 2022–23 has been reallocated towards the Time-Limited COVID-19 Fund.

Note:	Numbers may not add due to rounding.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

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Risks to the Expense Outlook

Table 3.10 provides a summary of key expense risks and sensitivities that could result from unexpected changes in economic conditions and program demands. A change in these factors could affect total expense and the public sector, causing variances in the overall fiscal forecast. These sensitivities illustrate possible effects on the government’s key programs and can vary, depending on the nature and composition of potential risks.

Table 3.10

Selected Expense Sensitivities

Program/Sector	2022–23 Assumption	2022–23 Sensitivities
Health Sector (base)[1]	Annual growth of 5.8 per cent	One per cent change in health spending: $751.7 million
Hospital Costs (base)[2]	Annual growth of 4.0 per cent	One per cent change in hospital costs: $217 million
COVID-19 Testing	Cost per additional 10,000 diagnostic tests/day (lab processing)	Additional 10,000 COVID-19 diagnostic tests: $0.47 million/day[3]
Drug Programs (base)	Annual growth of 6.1 per cent[4]	One per cent change in program expenditure of drug programs: $57.7 million
Ontario Health Insurance Plan (OHIP) (base)	Annual growth of 2.3 per cent	One per cent change in OHIP expense: $172.9 million
Long-Term Care Homes	79,159 long-term care home beds. Average provincial annual operating cost per bed in a long-term care home: $85,283	One per cent change in number of beds: approximately $67.5 million[5]
Home Care[6]	Approximately 36.4 million hours of personal support services Approximately 9.5 million nursing and therapy visits and 1.5 million nursing shifts	One per cent change in hours of personal support services: approximately $17 million One per cent change in all nursing and therapy visits: approximately $11 million
Elementary and Secondary Schools	Approximately 2 million average daily pupil enrolment	One per cent enrolment change: approximately $170 million
Ontario Works	243,934 average annual caseload	One per cent caseload change: approximately $28 million
Ontario Disability Support Program	402,984 average annual caseload	One per cent caseload change: approximately $59 million
Interest on Debt	Average cost of borrowing in 2022–23 is forecast to be 3.4 per cent	In the first full year, the impact of a 100 basis-point change in borrowing rates is forecast to be over $700 million
[1]	Health sector expense includes funding from the Ontario Ministry of Health and the Ontario Ministry of Long-Term Care.
[2]	Hospital costs are based on hospital operating transfer payments and exclude one-time funding for COVID-19 and consolidations.
[3]

Estimated cost per day is based on an average of $46.50 per test for tests conducted by the diagnostic lab network (lab processing only). Tests processed outside of the network are more expensive on a per-test basis.

[4]	Estimate based on 2021–22 allocation of $5,442.4 million relative to 2022–23 proposed allocation of $5,774.3 million.
[5]	Based on the Long-Term Care 2022–23 Plan of $6,750.9 million (excludes one-time COVID-19 funding and consolidation adjustments).
[6]	Home Care statistics are based on a combination of 2020–21 and 2021–22 data and estimates.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Transparency and Risks

The government is committed to being open and transparent about the state of Ontario’s finances. This principle is reflected in the Fiscal Sustainability, Transparency and Accountability Act, 2019, which stipulates that Ontario’s fiscal policy should be clearly articulated and information about it should be readily available to the public without charge.

To ensure a reasonable and prudent economic forecast, the government’s key economic planning projections are set below the average of private-sector forecasts in each year. For 2022, the planning assumptions are set relatively further below the private-sector average to reflect the elevated degree of uncertainty for this year.

While the planning assumptions for economic growth are reasonable and prudent, the Ontario Ministry of Finance has also developed Faster Growth and Slower Growth scenarios to provide greater transparency around the province’s economic outlook amid heightened economic uncertainty.

As a matter of transparent fiscal management, financial pressures are monitored throughout the fiscal year by the Ontario Treasury Board Secretariat, with the goal of ensuring that robust and prudent methodologies are used to develop forecasts. Other important risk management tools include closely tracking the pace of implementation of initiatives and proactively identifying emerging program and policy risks. Comprehensive analysis of known pressures informs the fiscal planning processes, including the development of plans to mitigate and manage fiscal pressures, as well as maintaining adequate contingencies as part of the medium-term fiscal projections.

In addition to the key demand sensitivities and economic risks to the fiscal plan, there are risks stemming from the government’s contingent liabilities. Whether future events will result in actual liabilities for the province is beyond the direct control of the government. For example, losses could result from legal settlements, defaults on projects or a call on loan or funding guarantees. Provisions for losses that are likely to occur and can be reasonably estimated are expensed and reported as liabilities in Ontario’s financial statements. Any significant contingent liabilities related to the 2021–22 fiscal year will be disclosed as part of the Annual Report and Consolidated Financial Statements 2021–2022, to be released later this year.

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Summary of Significant Accounting Policies

This section provides a summary of the basis of accounting, reporting entity and the significant accounting policies used in preparing the multi-year fiscal plan discussed in the 2022 Budget. Please refer to the Public Accounts of Ontario Annual Report and Consolidated Financial Statements 2020–2021 for further details.

Basis of Accounting

This Budget is prepared on the same accounting basis as the Consolidated Financial Statements 2020–2021, with adjustments to include the estimated impact from new accounting standards effective in 2022–23, where appropriate.

Reporting Entity

The estimated revenues and expenses reflect the expected activities of the Consolidated Revenue Fund combined with those organizations which Public Sector Accounting Board (PSAB) standards define as controlled by the Ontario government and which include public hospitals, school boards and colleges.

Government organizations controlled by Ontario are consolidated if they meet one of the following criteria: their revenues, expenses, assets or liabilities are greater than $50 million; or their outside sources of revenue, deficit or surplus are greater than $10 million.

Principles of Consolidation

Government organizations, including hospitals, school boards and colleges (collectively known as BPS organizations), as well as other government organizations controlled by the Ontario government, are consolidated on a line-by-line basis with the assets, liabilities, revenues and expenses based on the percentage of ownership the government held during the fiscal year. Where appropriate, adjustments are made to present the accounts of these organizations on a basis consistent with the accounting policies of the government and to eliminate inter-organizational accounts and transactions.

Government Business Enterprises (GBEs) are recognized on a modified equity method, based on their results prepared in accordance with International Financial Reporting Standards, and taking into consideration the percentage of ownership owned by the government during the year. Net income of the GBEs is shown as a separate item, Income from Government Business Enterprises.

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Revenue

Tax revenues are recognized in the period in which the taxable event occurs and when authorized by legislation, estimated on taxpayer assessments, taxable income or other factors as appropriate.

Transfers from the Government of Canada are recognized as revenue in the period during which the transfer is authorized by the federal government and all eligibility criteria are met, except if the stipulations related to federal government funding create an obligation that meets the definition of a liability, in which case the revenue is recognized as the stipulations are met.

Other revenue is recognized in the fiscal year that the events giving rise to the revenue occurred and the revenue is earned.

Expense

Expenses are recognized in the fiscal year in which the events giving rise to the expenses occur and resources are consumed.

Transfer payments are recognized in the year in which the transfer is authorized, and all eligibility criteria have been met by the recipient. Any transfers paid in advance are deemed to have met all eligibility criteria.

Interest on debt includes: (i) interest on outstanding debt net of interest income on investments and loans; (ii) amortization of debt discounts, premiums and commissions; and (iii) debt servicing costs and other costs.

Employee future benefits, such as pensions, other retirement benefits and entitlements upon termination, are recognized as expenses over the years in which the benefits are earned by employees. A valuation allowance is recorded to write down Ontario’s share of net pension assets when the government assesses it is not entitled to fully benefit from the net pension asset.

The cost of tangible capital assets including buildings, transportation infrastructure, machinery, equipment, and information technology infrastructure owned by Ontario and its consolidated organizations are capitalized and amortized over their estimated useful service lives on a straight-line basis.

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New Accounting Standards

The Public Sector Accounting Board (PSAB) has issued several changes to its standards for government financial reporting, including accounting for liabilities for asset retirement obligations, financial instruments, portfolio investment and foreign currency transactions, which will impact Ontario’s 2022–2023 Public Accounts. Where reasonably determinable, the government has included the estimated impact from the PSAB standards in this Budget.

Ontario is in the process of assessing the impacts from new accounting standards and guidelines effective in 2023–24 (PS 3160 – Public Private Partnerships, PS 3400 – Revenue, and PSG-8 – Purchased Intangibles). The estimated impact is not reasonably determinable at this time.

Asset Retirement Obligations

The Asset Retirement Obligations Standard (PS 3280) provides guidance on the accounting and reporting for legal obligations associated with the retirement of tangible capital assets.

In the past, Ontario has reported its obligations related to the retirement of tangible capital assets in the period when the asset is retired. It has reported obligations for closure and post-closure activities related to landfill sites as the landfill sites’ capacity was used.

Ontario is implementing the new standard through a modified retroactive approach, which measures the liability as if the standard had been applied using current information and assumptions. This approach results in the liability being partially recorded to the opening accumulated deficit, and partly to the opening balance of tangible capital assets, resulting in an increase to the province’s net debt. The increased carrying value of tangible capital assets increases future amortization expense.

Ontario identified and assessed potential sources of legal obligations and developed estimates of the liability required to settle the obligation for impacted assets. Going forward, the liability will be updated for the purchase or sale of assets, new or changes to retirement obligations, settlement of obligations and periodic reviews of assumptions.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Financial Instruments and Foreign Currency Translation

The adoption of two new standards on financial instruments (PS 3450) and foreign currency translation (PS 2601), effective April 1, 2022, requires the incorporation of fair value amounts of the debt and derivative portfolio in Ontario’s financial statements. Fair value amounts will impact Ontario’s net debt, presented in the Public Accounts from 2022–23 onwards.

However, there are certain challenges that make it difficult for the provincial budget to credibly forecast the impact of fair valuing Ontario’s debt and derivative portfolio. The first challenge is the lack of reliable forecasts of the underlying fair value input curves, such as the Interest Rate Swap Curve, required to compute fair values. Another challenge is estimating the notional value and number of derivatives required over the medium-term outlook and the balance period. This requires precise estimates of the amount of foreign and domestic debt, and the division between the issuance of fixed and floating rate instruments. While the budget process does include broad estimates for the above, without knowing what the future global or domestic market conditions overall would entail, Ontario cannot accurately forecast what type and how much debt in each category will be issued in the future. For these reasons, Ontario has concluded that it is not possible to forecast the impact of fair valuing its debt and derivative portfolio in the 2022 Budget. However, these fair value amounts will be incorporated in the Public Accounts of Ontario from 2022–23 onwards.

A 100 basis-point parallel shift, either up or down, in the underlying input curves would result in the fair value of financial instruments held by Ontario as at March 31, 2022, decreasing/increasing by $366 million.

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Details of Ontario’s Finances

Table 3.11

Revenue

($ Millions)
	Actual 2019–20	Actual 2020–21	Interim[1] 2021–22	Plan 2022–23
Taxation Revenue
Personal Income Tax	37,743	40,333	42,330	44,584
Sales Taxes	28,619	26,576	30,358	32,287
Corporations Tax	15,414	17,775	22,173	19,736
Education Property Tax	6,179	6,040	5,679	5,652
Employer Health Tax	6,731	6,537	7,177	7,842
Ontario Health Premium	4,059	4,330	4,509	4,722
Gasoline Tax	2,783	1,898	2,305	2,088
Land Transfer Tax	3,067	3,698	5,685	5,686
Tobacco Tax	1,118	1,099	991	953
Fuel Tax	807	686	781	703
Beer, Wine and Spirits Taxes	582	624	634	635
Electricity Payments in Lieu of Taxes	505	563	583	511
Ontario Portion of the Federal Cannabis Excise Duty	48	106	185	215
Other Taxes	623	619	763	800
	108,278	110,884	124,153	126,414
Government of Canada
Canada Health Transfer	15,640	16,206	16,729	17,560
Canada Social Transfer	5,650	5,815	6,002	6,191
Equalization	–	–	–	–
Infrastructure Programs	400	626	706	1,239
Labour Market Programs	1,054	1,323	1,523	1,128
Social Housing Agreement	484	338	299	263
Other Federal Payments	1,756	9,157	4,000	4,139
Direct Transfers to Broader Public Sector Organizations	414	459	487	479
	25,398	33,924	29,747	30,999
Income from Government Business Enterprises
Liquor Control Board of Ontario	2,402	2,539	2,551	2,583
Ontario Power Generation Inc./Hydro One Ltd.	1,167	2,044	1,452	1,186
Ontario Lottery and Gaming Corporation	2,309	359	1,436	2,330
Ontario Cannabis Store	19	67	174	180
	5,897	5,009	5,613	6,279

continued...

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Chapter 3: Ontario’s Fiscal Plan and Outlook

Table 3.11

Revenue (continued)

($ Millions)
	Actual 2019–20	Actual 2020–21	Interim[1] 2021–22	Plan 2022–23
Other Non-Tax Revenue
Fees, Donations and Other Revenues from Hospitals, School Boards and Colleges	9,281	7,790	8,557	9,365
Vehicle and Driver Registration Fees[2]	2,055	1,952	80	1,034
Miscellaneous Other Non-Tax Revenue	1,222	1,857	1,720	1,169
Other Fees and Licences	1,156	1,017	1,037	1,211
Sales and Rentals	1,369	680	1,210	1,939
Reimbursements	1,005	1,277	996	1,039
Royalties	283	359	388	307
Power Supply Contract Recoveries	122	116	68	42
Net Reduction of Power Purchase Contracts	30	28	5	–
	16,523	15,076	14,059	16,106
Total Revenue	156,096	164,893	173,572	179,798
[1]	Interim represents the 2022 Budget projection for the 2021–22 fiscal year.
[2]	Vehicle and Driver Registration Fees in 2021–22 reflect the elimination and rebate of eligible licence plate renewal fees paid since March 1, 2020.

Note: Numbers may not add due to rounding.

Source: Ontario Ministry of Finance.

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Table 3.12

Total Expense1,2

($ Millions)
Ministry Expense	Actual 2019–20	Actual 2020–21	Interim[3] 2021–22	Plan 2022–23
Agriculture, Food and Rural Affairs (Base)	297	289	304	331.3
Federal–Provincial Infrastructure Programs[4]	94	–	–	–
Municipal Infrastructure Program Investments[4]	222	–	–	–
Demand-Driven Risk Management and Time-Limited Programs[5]	518	458	405	439.3
COVID-19 Time-Limited Funding[6]	–	41	17	47.6
Agriculture, Food and Rural Affairs (Total)	1,130	788	726	818.1
Attorney General (Base)	1,684	1,524	1,681	1,783.7
Statutory Appropriations — Crown Liability and Proceedings Act, 2019	192	60	36	–
One-time Accounting Adjustment for the Victim Fine Surcharges Program	–	196	–	–
COVID-19 Time-Limited Funding[6]	–	71	124	52.0
Attorney General (Total)	1,876	1,851	1,840	1,835.7
Board of Internal Economy (Base)	257	248	279	278.2
Provision for the Costs of General Election	–	–	–	100.0
COVID-19 Time-Limited Funding[6]	–	0	–	–
Board of Internal Economy (Total)	257	248	279	378.2
Children, Community and Social Services (Base)	17,066	17,026	17,211	18,326.5
COVID-19 Time-Limited Funding6	–	440	78	22.0
Children, Community and Social Services (Total)	17,066	17,466	17,289	18,348.5
Citizenship and Multiculturalism (Base)	11	14	29	52.6
COVID-19 Time-Limited Funding[6]	–	–	4	3.7
Citizenship and Multiculturalism (Total)	11	14	33	56.3
Colleges and Universities (Base)	9,220	8,767	8,944	9,439.4
Student Financial Assistance	1,296	766	1,037	1,333.0
Time-Limited Infrastructure Funding under the Strategic Investment Fund	2	–	–	–
COVID-19 Time-Limited Funding[6]	–	292	21	10.7
Colleges and Universities (Total)	10,519	9,826	10,002	10,783.1
Economic Development, Job Creation and Trade (Base)	315	391	433	429.8
Time-Limited Investments	263	187	190	434.4
Bad Debt Expense	–	211	–	–
COVID-19 Time-Limited Funding[6]	–	3,106	468	78.0
Economic Development, Job Creation and Trade (Total)	579	3,896	1,091	942.1
Education (Base)	30,177	28,390	29,487	32,439.0
Teachers’ Pension Plan	1,570	1,607	1,609	1,630.0
COVID-19 Time-Limited Funding[6]	–	2,885	754	597.5
Education (Total)	31,748	32,881	31,849	34,666.5
Energy (Base)[7]	410	229	305	327.6
Electricity Cost-Relief Programs	5,484	5,539	6,324	6,273.7
COVID-19 Time-Limited Funding[6]	–	906	302	–
Energy (Total)	5,894	6,674	6,930	6,601.3
Environment, Conservation and Parks (Base)	612	632	703	711.9
Time-Limited Investments	2	–	–	–
COVID-19 Time-Limited Funding[6]	–	3	9	24.7
Environment, Conservation and Parks (Total)	614	636	712	736.6

continued…

Chapter 3: Ontario’s Fiscal Plan and Outlook

Table 3.12 Total Expense[1,2] (continued) ($ Millions)
Ministry Expense	Actual 2019–20	Actual 2020–21	Interim[3] 2021–22	Plan 2022–23
Executive Offices (Base)	33	33	41	47.0
Time-Limited Assistance	–	2	–	–
COVID-19 Time-Limited Funding[6]	–	6	2	–
Executive Offices (Total)	33	41	43	47.0
Finance (Base)	819	739	846	938.5
Investment Management Corporation of Ontario[8]	88	128	186	221.9
Ontario Municipal Partnership Fund	503	502	502	501.9
Power Supply Contract Costs	122	116	68	42.3
Time-Limited COVID-19 Fund[6]	–	–	–	–
COVID-19 Time-Limited Funding[6]	–	440	378	–
Finance (Total)	1,532	1,924	1,980	1,704.6
Francophone Affairs (Base)	5	5	7	7.4
Time-Limited Investments	–	–	–	0.6
COVID-19 Time-Limited Funding[6]	–	1	3	–
Francophone Affairs (Total)	5	6	9	7.9
Government and Consumer Services (Base)	677	623	739	835.8
Realty	924	1,099	1,143	1,184.5
COVID-19 Time-Limited Funding6	–	423	128	89.2
Government and Consumer Services (Total)	1,601	2,145	2,010	2,109.6
Health (Total)[9]	59,293	59,879	65,103	68,414.4
COVID-19 Health Response[10]	–	5,082	7,971	4,753.6
Heritage, Sport, Tourism and Culture Industries (Base)	904	717	976	871.2
Ontario Cultural Media Tax Credits	656	512	693	816.9
Ontario Cultural Media Tax Credits — Amounts Related to Prior Years	80	65	84	–
COVID-19 Time-Limited Funding[6]	–	120	242	200.0
Heritage, Sport, Tourism and Culture Industries (Total)	1,640	1,413	1,995	1,888.2
Indigenous Affairs (Base)	71	64	93	118.3
One-Time Investments including Settlements	16	149	151	–
COVID-19 Time-Limited Funding[6]	–	42	4	–
Indigenous Affairs (Total)	86	256	247	118.3
Infrastructure (Base)	81	154	194	981.5
Federal–Provincial Infrastructure Programs[4]	160	227	366	717.4
Waterfront Toronto Revitalization (Port Lands Flood Protection)	116	103	156	25.0
Municipal Infrastructure Program Investments[4]	–	197	398	398.4
COVID-19 Time-Limited Funding[6]	–	0	37	–
Infrastructure (Total)	358	682	1,151	2,122.3
continued...

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Chapter 3: Ontario’s Fiscal Plan and Outlook

Table 3.12

Total Expense1,2 (continued)

($ Millions)
Ministry Expense	Actual 2019–20	Actual 2020–21	Interim[3] 2021–22	Plan 2022–23
Labour, Training and Skills Development (Base)	159	170	201	301.7
Training Tax Credits (Co-operative Education and Apprenticeship Training)[11]	152	98	105	92.0
Demand-Driven Employment and Training Programs	922	1,142	1,171	1,126.6
COVID-19 Time-Limited Funding[6]	–	33	579	284.7
Labour, Training and Skills Development (Total)	1,232	1,443	2,057	1,804.9
Long-Term Care (Total)[12]	4,423	4,513	5,941	6,750.9
Municipal Affairs and Housing (Base)	540	485	488	562.4
Time-Limited Investments	317	224	468	414.5
Social Housing Agreement — Payments to Service Managers[13]	341	313	281	210.3
COVID-19 Time-Limited Funding[6]	–	2,707	324	127.5
Municipal Affairs and Housing (Total)	1,197	3,729	1,561	1,314.7
Northern Development, Mines, Natural Resources and Forestry (Base)[7]	1,219	1,176	1,436	1,439.4
One-Time Accounting Adjustment for Landfills	–	202	–	–
Emergency Forest Firefighting	136	115	239	100.0
COVID-19 Time-Limited Funding[6]	–	13	48	–
Northern Development, Mines, Natural Resources and Forestry (Total)	1,355	1,506	1,723	1,539.3
Seniors and Accessibility (Base)	63	65	77	203.1
Time-Limited Investments	–	–	9	0.8
COVID-19 Time-Limited Funding[6]	–	151	35	31.1
Seniors and Accessibility (Total)	63	216	121	235.0
Solicitor General (Base)	2,759	2,820	3,045	3,516.4
COVID-19 Time-Limited Funding[6]	–	94	137	–
Solicitor General (Total)	2,759	2,914	3,182	3,516.4
Transportation (Base)[7]	4,950	4,668	5,572	5,888.2
Federal–Provincial Infrastructure Programs	188	449	277	720.7
COVID-19 Time-Limited Funding[6]	–	2,188	345	585.0
Transportation (Total)	5,138	7,306	6,195	7,194.0
continued...

Chapter 3: Ontario’s Fiscal Plan and Outlook

Table 3.12

Total Expense1,2 (continued)

($ Millions)
Ministry Expense	Actual 2019–20	Actual 2020–21	Interim[3] 2021–22	Plan 2022–23
Treasury Board Secretariat (Base)	199	201	311	335.2
Employee and Pensioner Benefits	1,665	1,485	1,650	1,590.1
Operating Contingency Fund	–	–	75	4,325.8
Capital Contingency Fund	–	–	–	224.2
COVID-19 Time-Limited Funding[6]	–	3	–	–
Treasury Board Secretariat (Total)	1,864	1,689	2,036	6,475.3
Interest on Debt[14]	12,495	12,274	12,992	13,485.0
Total Expense	164,768	181,297	187,068	198,647.7
[1]	Numbers reflect current ministry structure.
[2]	Ministry expenses have been restated for reclassification and program transfer changes. These changes are fiscally neutral. The actual results are presented on a similar basis for consistency.
[3]	Interim represents the 2022 Budget projection for the 2021–22 fiscal year.
[4]	Municipal and Federal–Provincial Infrastructure Program delivery transferred from the Ontario Ministry of Agriculture, Food and Rural Affairs to the Ontario Ministry of Infrastructure in 2020–21.
[5]	The 2019–20 amount includes an extraordinary production insurance payout of $175 million above annual forecast due to 2019 crop conditions.
[6]

In the 2021 Budget, the government made available COVID-19 Time-Limited Funding. This funding continues to be presented separately in order to transparently capture the temporary nature of these investments.

[7]	Ontario Northland Transportation Commission was transferred from the Ontario Ministry of Energy, Northern Development and Mines to the Ontario Ministry of Transportation beginning in 2020–21.
[8]	Based on the requirements of Public Sector Accounting Standards, the government consolidates the Investment Management Corporation of Ontario into the Ontario Ministry of Finance.
[9]	Includes accounting adjustments tied primarily to grants provided for infrastructure projects and other related investments.
[10]

For presentation purposes in the 2022 Budget, time-limited COVID-19-related health response spending has been included separately instead of within the Ontario Ministry of Health and Ontario Ministry of Long-Term Care. This change in presentation does not impact ministry allocations, which reflect the ministry structure(s) presented in the 2022–23 Expenditure Estimates.

[11]

The Co-operative Education Tax Credit remains in effect. The Apprenticeship Training Tax Credit is eliminated for eligible apprenticeship programs that commenced on or after November 15, 2017. Amounts from 2019–20 to 2021–22 include tax credit amounts related to prior years.

[12]

The Ontario Ministry of Long-Term Care total includes expenses incurred by Ontario Health for funding for long-term care. These amounts will be consolidated in the total expense of the Ontario Ministry of Health, including $4.5 billion for interim 2021–22 and $4.7 billion in 2022–23.

[13]	The annual decline from 2019–20 to 2022–23 is mainly due to declining federal obligations, such as maturing mortgages, under the Social Housing Agreement.
[14]

Interest on debt is net of interest capitalized during construction of tangible capital assets of $245 million in 2019–20, $230 million in 2020–21, $232 million in 2021–22, and $401 million in 2022–23.

Note: Numbers may not add due to rounding.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

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Chapter 3: Ontario’s Fiscal Plan and Outlook

Chart 3.4

Composition of Revenue, 2022–23

Note: Numbers may not add due to rounding.

Source: Ontario Ministry of Finance.

Chart 3.5

Composition of Total Expense, 2022–23

[1]

For presentation purposes beginning in the 2021 Budget, one-time COVID-19-related spending has been included within COVID-19 Time-Limited Funding. The change in presentation does not impact ministry allocations or ministry structure(s) to be presented in the 2022–23 Expenditure Estimates. For details on time-limited funding and contingencies, see Table 3.9.

[2]	Excludes Teachers’ Pension Plan. Teachers’ Pension Plan expense is included in Other Programs.

Note: Numbers may not add due to rounding.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Table 3.13

Infrastructure Expenditures

($ Millions)
Sector	Total Infrastructure Expenditures Interim[1,2] 2021–22	2022–23 Plan
		Investment in Capital Assets[3]	Transfers and Other Infrastructure Expenditures[4]	Total Infrastructure Expenditures
Transportation
Transit	6,698	6,767	1,415	8,183
Provincial Highways	3,030	2,778	240	3,018
Other Transportation, Property and Planning	179	142	77	219
Health
Hospitals	1,864	3,022	3	3,025
Other Health	192	53	162	215
Education	2,672	2,922	15	2,938
Postsecondary Education
Colleges and Other	419	395	75	470
Universities	93	–	135	135
Social	479	20	299	319
Justice	400	822	26	847
Other Sectors[5]	2,142	993	2,286	3,279
Total Infrastructure Expenditures	18,167	17,914	4,733	22,647
Less: Other Partner Funding[6]	1,303	2,611	–	2,611
Total[7]	16,864	15,303	4,733	20,035
[1]	Interim represents the 2022 Budget projection for the 2021–22 fiscal year.
[2]	Includes provincial investment in capital assets of $12.9 billion.
[3]	Includes $401 million in interest capitalized during construction.
[4]	Includes transfers to municipalities, universities and non-consolidated agencies.
[5]	Includes broadband infrastructure, government administration, natural resources, and the culture and tourism industries.
[6]	Other Partner Funding refers to third-party investments primarily in hospitals, colleges and schools.
[7]	Includes Federal/Municipal contributions to provincial infrastructure investments.

Note: Numbers may not add due to rounding.

Source: Ontario Treasury Board Secretariat.

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Chapter 3: Ontario’s Fiscal Plan and Outlook

Table 3.14

10-Year Review of Selected Financial and Economic Statistics1,2

($ Millions)

	2013–14	2014–15	2015–16
Revenue	122,955	126,152	136,148
Expense
Programs	123,330	126,199	129,905
Interest on Debt[3]	11,155	11,221	11,589
Total Expense	134,485	137,420	141,494
Reserve	–	–	–
Surplus/(Deficit)	(11,530)	(11,268)	(5,346)
Net Debt	276,169	294,557	306,357
Accumulated Deficit	184,835	196,665	203,014
Gross Domestic Product (GDP) at Market Prices	696,192	727,042	760,435
Primary Household Income	473,807	490,423	512,570
Population (000s) — July[4]	13,511	13,618	13,707
Net Debt per Capita (dollars)	20,441	21,631	22,350
Household Income per Capita (dollars)	35,069	36,014	37,394
Net Debt as a Per Cent of Revenue	224.6%	233.5%	225.0%
Interest on Debt as a Per Cent of Revenue	9.1%	8.9%	8.5%
Net Debt as a Per Cent of GDP	39.7%	40.5%	40.3%
Accumulated Deficit as a Per Cent of GDP	26.5%	27.1%	26.7%
[1]

Amounts reflect a change in pension expense that was calculated based on recommendations of the Independent Financial Commission of Inquiry, as described in Note 19 to the Consolidated Financial Statements, in Public Accounts of Ontario 2017–2018. Amounts for net debt and accumulated deficit also reflect this change.

[2]

Revenues and expenses have been restated to reflect the change in presentation of third-party revenue for hospitals, school boards and colleges to be reported as revenue. This restatement is fiscally neutral.

[3]

Interest on debt is net of interest capitalized during construction of tangible capital assets of $245 million in 2019–20, $230 million in 2020–21, $232 million in 2021–22, and $401 million in 2022–23.

[4]	Population figures are for July 1 of the fiscal year indicated (i.e., for 2017–18, the population on July 1, 2017, is shown).
[5]	Interim represents the 2022 Budget projection for the 2021–22 fiscal year.

Note: Numbers may not add due to rounding.

Sources: Statistics Canada, Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

Chapter 3: Ontario’s Fiscal Plan and Outlook

2016–17	2017–18	2018–19	2019–20	Actual 2020–21	Interim[5] 2021–22	Plan 2022–23
140,734	150,594	153,700	156,096	164,893	173,572	179,798
131,460	142,363	148,751	152,273	169,023	174,076	185,163
11,709	11,903	12,384	12,495	12,274	12,992	13,485
143,169	154,266	161,135	164,768	181,297	187,068	198,648
–	–	–	–	–	–	1,000
(2,435)	(3,672)	(7,435)	(8,672)	(16,404)	(13,496)	(19,850)
314,077	323,834	338,496	353,332	373,564	394,933	428,653
205,939	209,023	216,642	225,764	239,294	252,790	276,376
790,749	824,979	860,104	892,226	866,940	970,549	1,035,576
520,486	541,501	567,484	592,605	590,677	637,712	672,719
13,875	14,070	14,309	14,545	14,746	14,826	15,129
22,636	23,016	23,657	24,293	25,334	26,637	28,334
37,511	38,486	39,660	40,744	40,058	43,012	44,467
223.2%	215.0%	220.2%	226.4%	226.5%	227.5%	238.4%
8.3%	7.9%	8.1%	8.0%	7.4%	7.5%	7.5%
39.7%	39.3%	39.4%	39.6%	43.1%	40.7%	41.4%
26.0%	25.3%	25.2%	25.3%	27.6%	26.0%	26.7%

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Chapter 3: Ontario’s Fiscal Plan and Outlook

Chapter 4
Borrowing and Debt Management

Chapter 4: Borrowing and Debt Management

Introduction

Ontario conducts its borrowing program responsibly and prudently to manage interest on debt (IOD) costs.

Ontario completed $41.1 billion in long-term borrowing in 2021–22. This is $13.5 billion lower than anticipated in the 2021 Budget forecast, primarily due to lower deficits in fiscal years 2020–21 and 2021–22. The 2022–23 long-term public borrowing forecast is $41.5 billion, a further decrease of $17.6 billion from the 2021 Budget forecast.

Ontario is forecast to pay $13.0 billion in interest costs in 2021–22, and $13.5 billion in 2022–23, down from the 2021 Budget forecasts of $13.1 billion and $13.7 billion, respectively.

Ontario’s net debt-to-GDP ratio is now forecast to be 40.7 per cent in 2021–22, and 41.4 per cent in 2022–23, down 8.1 and 8.2 percentage points, respectively, from the forecasts of 48.8 per cent and 49.6 per cent in the 2021 Budget.

Ontario’s net debt-to-revenue is forecast to be 228 per cent in 2021–22 and 238 per cent in 2022–23, a decrease of 58 percentage points and 59 percentage points, respectively, from the 2021 Budget forecast.

Ontario’s interest on debt-to-revenue is forecast to be 7.5 per cent in 2021–22 and 2022–23, a decrease of 1.0 percentage point and 1.1 percentage points, respectively, from the 2021 Budget forecast.

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Borrowing Program

Ontario’s borrowing program is primarily used to fund deficits, refinance maturing debt and make investments in capital assets. Ontario will continue to finance most of its borrowing program in the long-term public markets in Canada and internationally.

Table 4.1 2021–22 Borrowing Program and Medium-Term Outlook ($ Billions)
		2021–22		Medium-Term Outlook
	2021 Budget	Change from 2021 Budget	Interim[1] 2021–22	2022–23	2023–24	2024–25

Deficit/(Surplus)	33.1	(19.6)	13.5	19.9	12.3	7.6

Investment in Capital Assets	11.8	1.0	12.9	13.4	13.6	14.8

Non-Cash Adjustments	(9.5)	1.1	(8.4)	(9.7)	(9.6)	(10.5)

Loans to Infrastructure Ontario	0.2	0.0	0.3	(0.1)	0.2	0.0

Other Net Loans/Investments	1.3	(1.4)	(0.1)	0.7	(0.1)	(0.9)

Debt Maturities/Redemptions	25.0	0.0	25.0	30.5	31.2	27.8

Total Funding Requirement	61.9	(18.9)	43.1	54.7	47.6	38.9

Decrease/(Increase) in Short-Term Borrowing	(6.0)	6.0	–	(3.0)	(3.0)	–

Increase/(Decrease) in Cash and Cash Equivalents	4.0	–	4.0	–	–	–

Pre-borrowing in 2020–21 for 2021–22	(5.2)	(10.9)	(16.2)	–	–	–

Pre-borrowing for 2022–23	–	10.3	10.3	(10.3)	–	–

Total Long-Term Public Borrowing	54.7	(13.5)	41.1	41.5	44.6	38.9
[1]	Interim represents the 2022 Budget projection for the 2021–22 fiscal year.

Note: Numbers may not add due to rounding.

Source: Ontario Financing Authority.

Ontario’s long-term borrowing requirement for 2021–22 decreased by $13.5 billion from the 2021 Budget forecast. This is primarily due to a lower deficit forecast for 2021–22, combined with higher opening cash levels at the beginning of 2021–22 due to lower than planned deficit results for 2020–21. Ontario has completed its long-term public borrowing for 2021–22 of $41.1 billion, including $10.3 billion in pre-borrowing for 2022–23.

The 2021 Budget forecasted an increase of $6.0 billion in short-term borrowing for 2021–22. However, the lower deficits allowed Ontario to leave the amount outstanding in its short-term borrowing program unchanged in 2021–22, a $6.0 billion decrease from the original projection.

The total long-term borrowing requirements for 2021–22 through 2023–24 are now forecast to be a cumulative $41.7 billion lower than forecast in the medium-term outlook in the 2021 Budget. This includes a decrease of $17.6 billion for 2022–23 and $10.6 billion for 2023–24. The long-term borrowing requirement for 2024–25, which was not included in the 2021 Budget, is forecast at $38.9 billion, and would be the lowest long-term borrowing program since 2017–18.

Chapter 4: Borrowing and Debt Management

The government will seek approval from the Legislature for borrowing authority to meet Ontario’s requirements.

In the event that alternative economic scenarios materialize, Ontario’s borrowing requirements in the next three years would also change. See Ontario’s Economic and Fiscal Outlook in Brief for more details and a description of the resulting alternative medium-term outlook scenarios. Under the Faster Growth scenario, long-term borrowing would decrease by a total of $22.4 billion over the three-year outlook period, while under the Slower Growth scenario, long-term borrowing would increase by $16.2 billion over the same period.

Chart 4.1

Borrowing Outlook Scenarios for Long-Term Borrowing

Sources: Ontario Financing Authority and Ontario Ministry of Finance.

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Approximately 78 per cent of 2021–22 borrowing was completed in Canadian dollars primarily through 36 syndicated issues and two Green Bonds. This percentage is near the top end of Ontario’s target range for domestic borrowing of 65 to 80 per cent for the fiscal year. Based on the 2021–22 experience, Ontario plans to retain the same target range for 2022–23 but will adjust, if necessary, in response to evolving investor demand in the Canadian dollar and foreign currency markets.

Chart 4.2

2021–22 Borrowing

*Face value $4.5 billion

Note: Numbers may not add due to rounding.

Source: Ontario Financing Authority.

Chapter 4: Borrowing and Debt Management

Foreign currency borrowing helps reduce Ontario’s overall borrowing costs by continuing to diversify Ontario’s investor base. This diversification ensures the government will continue to have access to capital even if domestic market conditions become challenging. Approximately $9.2 billion, or 22 per cent of this year’s long-term borrowing, was completed in foreign currencies, primarily in U.S. dollars and euros.

Chart 4.3

Domestic and International Borrowing

Note: Numbers may not add due to rounding.

Source: Ontario Financing Authority.

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Green Bond Program

Green Bonds remain a core component of Ontario’s borrowing program and are an important tool to help finance public transit initiatives, extreme weather-resistant infrastructure, as well as energy efficiency and conservation projects. Ontario remains the largest issuer of Canadian dollar Green Bonds, totalling $12.5 billion issued since 2014–15, with $12.0 billion outstanding.

Chart 4.4

Green Bond Allocation by Framework Category

Note: Numbers may not add due to rounding.

Source: Ontario Financing Authority.

On February 2, 2022, Ontario issued its second Green Bond in 2021–22, and eleventh Green Bond overall. This issue was for $1.75 billion and followed a $2.75 billion issue in July 2021. The total $4.5 billion issued in 2021–22 was the most in any single year since the inception of Ontario’s Green Bond program. Eight projects were selected to receive funding from the most recent Green Bond. This included six Clean Transportation projects, one Energy Efficiency and Conservation project and one project under the Climate Adaptation and Resilience framework category:

•	Eglinton Crosstown Light Rail Transit (LRT);

•	GO Transit Expansion;

•	Finch West LRT;

•	Hurontario LRT;

•	Ontario Line Subway;

•	Scarborough Subway Extension;

•	West Park Healthcare Centre; and

•	Port Lands Flood Protection.

Chapter 4: Borrowing and Debt Management

Ontario is considering updating its Green Bond Framework. The update may include better alignment of framework categories with the Green Bond Principles through standardized wording, as well as the possible expansion from green to sustainable to allow for a greater breadth of potential bond offerings in the future.

Ontario plans to continue its leadership in the Canadian dollar Green Bond market and, subject to market conditions, will issue multiple Green Bonds each fiscal year, including in 2022–23.

Chart 4.5

Ontario’s Green Bond Issues

Source: Ontario Financing Authority.

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Cost of Debt

The three-decade decline in interest rates is beginning to change, as central banks, including the Bank of Canada and the U.S. Federal Reserve, have begun raising overnight interest rates. This will impact Ontario’s interest on debt (IOD) costs. Chart 4.6 shows the declining effective interest rate Ontario is paying on its total debt portfolio.

Chart 4.6

Effective Interest Rate (Weighted Average) on Total Debt

Sources: Public Accounts of Ontario (1990–1991 to 2020–2021) and Ontario Financing Authority.

Chapter 4: Borrowing and Debt Management

The overall increase in interest rates has resulted in Ontario’s cost of borrowing in 2021–22 going up by 20 basis points from the 1.90 per cent forecast in the 2021 Budget. Ontario’s average cost of borrowing in 2022–23 is forecast to be 3.40 per cent, 100 basis points higher than the forecast for 2022–23 in the 2021 Budget. A one percentage point change in interest rates either up or down from the current forecast is estimated to have a corresponding change in Ontario’s interest costs by over $700 million in the first full year.

Chart 4.7 shows average borrowing rates on debt issued in 2021–22 and the forecast used to estimate the future cost of borrowing or IOD expense.

Chart 4.7

Comparison of Average Annual Ontario Borrowing Rates

Source: Ontario Financing Authority.

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Lower than forecast deficits and borrowing requirements have reduced Ontario’s IOD costs, in spite of rising interest rates. The IOD forecast for 2021–22 is $13.0 billion, down from the 2021 Budget forecast of $13.1 billion, and remains lower for each year of the medium-term outlook than the IOD forecast contained in the 2021 Budget, as shown in Chart 4.8. However, IOD remains Ontario’s fourth largest expense after health care, education, and children’s and social services. The rising cost of IOD could mean less resources would be available to be allocated to the priorities of the people of Ontario, reinforcing the importance of Ontario’s commitment to responsible fiscal management, including reducing the debt burden and balancing the budget.

Chart 4.8

Comparison of Interest on Debt Expense Forecast

Source: Ontario Ministry of Finance.

Chapter 4: Borrowing and Debt Management

Term of Debt

Ontario has continued to extend the term of its debt, when investor demand allowed, to reduce refinancing risk on maturing debt. This also continues to protect the IOD forecast against increases in interest rates. Ontario has issued $113.9 billion of bonds, or more than one-quarter of total debt, with maturities of 30 years or longer since 2010–11. This includes $10.4 billion in 2021–22.

With interest rates rising but still low compared to the period preceding the global financial crisis in 2007–08, and a large borrowing program and debt portfolio, the current plan is to maintain the term of Ontario’s debt at the level it has been at since 2014–15. The success Ontario has had in extending the term of its debt from the time of the global financial crisis leaves it with flexibility going forward, so the rise in long-term interest rates will be monitored to determine whether a modest change to Ontario’s debt term strategy is appropriate in 2022–23.

Chart 4.9

Weighted-Average Term of Borrowings

Source: Ontario Financing Authority.

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Ensuring Adequate Liquidity Levels

Ontario balances the objective of minimizing the cost of holding liquid reserves against the need to always have enough cash on hand to pay its bills, invest in capital assets, refinance maturing debt and pay interest.

Ontario has built larger cash reserves over the last two years, as depicted in Chart 4.10, in anticipation of the need to meet requirements for large cash outflows on a single day including when maturing benchmark bond issues in excess of $10 billion come due. Cash reserves also allow the government to quickly respond to any unforeseen borrowing market, economic or public health circumstances.

Chart 4.10

Average Unrestricted Liquid Reserve Levels

Source: Ontario Financing Authority.

Chapter 4: Borrowing and Debt Management

Debt Burden Reduction Strategy

The government remains committed to reducing the debt burden and putting Ontario’s finances back on a more sustainable path. In addition to a path to balance by 2027–28, two years earlier than projected in the 2021 Budget, Ontario has made positive progress towards each of the existing targets in its debt burden reduction strategy and added one new target.

Making Progress on Debt Burden Reduction Strategy

The 2022 Budget includes an updated debt burden reduction strategy, with specific objectives and new targets over the medium-term outlook for the relevant measures of debt sustainability:

•	Net debt-to-GDP to stay below 42.0 per cent compared to a 50.5 per cent target in the 2021 Budget;

•	Net debt-to-revenue to stay below 250 per cent;

•	IOD-to-revenue to stay below 8.0 per cent; and

•	An additional measure of debt sustainability: debt maturities-to-net debt to stay below 10.0 per cent.

Table 4.2

Progress on Relevant Debt Sustainability Measures

(Per Cent)
	2021 Budget Target	2021 Budget 2022–23	2022 Budget Target	2022 Budget 2022–23
Net Debt-to-GDP	<50.5	49.6	<42.0	41.4
Net Debt-to-Revenue	No Target	297	<250	238
Interest on Debt-to-Revenue	No Target	8.6	<8.0	7.5
Debt Maturities-to-Net Debt	No Target	6.4	<10.0	7.1
Source: Ontario Financing Authority.

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Ontario’s 2021–22 net debt-to-GDP ratio is now forecast to be 40.7 per cent, a decrease of 8.1 percentage points from the forecasted 48.8 per cent at the time of the 2021 Budget. This was due to lower than previously projected deficits and higher nominal GDP growth. Ontario’s new target for the net debt-to-GDP ratio is to stay below 42.0 per cent over the medium-term outlook. This is down from the 2021 Budget target of 50.5 per cent, which reflected a high level of economic uncertainty as a result of the ongoing COVID-19 pandemic. Over the medium-term outlook, Ontario’s net debt-to-GDP in both 2022–23 and 2023–24 is now forecast to be 41.4 per cent, reducing to 41.3 per cent in 2024–25.

Chart 4.11

Net Debt-to-GDP

Note: See Ontario’s Economic and Fiscal Outlook in Brief for details on the Faster Growth and Slower Growth Scenarios.

Sources: Statistics Canada and Ontario Ministry of Finance.

As of the 2021 Budget, in addition to net debt-to-GDP, the government began reporting on net debt-to-revenue and interest on debt-to-revenue as part of the overall debt burden reduction strategy.

Chapter 4: Borrowing and Debt Management

The net debt-to-revenue ratio is projected to be 228 per cent in 2021–22, 58 percentage points below the 286 per cent forecast in the 2021 Budget. This ratio is an indicator of how many years it would take to eliminate the debt if the Ontario government were to spend all its annual revenue on debt repayment. Ontario’s objective in the 2021 Budget was to slow the rate of increase in the net debt-to-revenue ratio, supported by GDP growth. While this objective remains unchanged, it is now supported by a target for this ratio to stay below 250 per cent over the medium term. Over the medium–term outlook, this ratio is forecast to be 238 per cent in 2022–23, 239 per cent in 2023–24, and 238 per cent in 2024–25.

Chart 4.12

Net Debt-to-Revenue

Note: See Ontario’s Economic and Fiscal Outlook in Brief for details on the Faster Growth and Slower Growth Scenarios.

Sources: Public Accounts of Ontario (1990–1991 to 2020–2021) and Ontario Financing Authority.

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The IOD-to-revenue ratio is forecast to be 7.5 per cent in 2021–22, 1.0 percentage point lower than the 8.5 per cent forecast in the 2021 Budget. This ratio represents how much Ontario needs to spend on interest for every revenue dollar received. Ontario’s objective in the 2021 Budget was to slow the rate of increase in the IOD-to-revenue ratio, supported by GDP growth. While this objective remains unchanged, it is now supported by a target for this ratio to stay below 8.0 per cent over the medium-term outlook. Despite increases in deficits and borrowing requirements caused by the COVID-19 pandemic, IOD-to-revenue over the medium term continues to remain lower than forecasted in the pre-pandemic 2019 Budget. It is also lower over the medium-term outlook when compared to the forecast in the 2021 Budget, demonstrating the continued relative affordability of Ontario’s debt. This ratio is forecast to remain lower than its level last seen in the early 1990s.

Chart 4.13

Interest on Debt-to-Revenue

Note: See Ontario’s Economic and Fiscal Outlook in Brief for details on the Faster Growth and Slower Growth Scenarios.

Sources: Public Accounts of Ontario (1990–1991 to 2020–2021) and Ontario Financing Authority.

Chapter 4: Borrowing and Debt Management

In response to the Office of the Auditor General of Ontario’s annual follow-up on value-for-money audit recommendations,1 Ontario is now introducing an additional relevant measure of debt sustainability in Ontario’s debt burden reduction strategy: debt maturities-to-net debt. This ratio represents long-term debt (debt three years and longer) maturing in any year, as a percentage of net debt. The current forecast is 6.3 per cent in 2021–22. Ontario’s specific target for the debt maturities-to-net debt ratio is to stay below 10.0 per cent.

Chart 4.14

Debt Maturities-to-Net Debt

Note: See Ontario’s Economic and Fiscal Outlook in Brief for details on the Faster Growth and Slower Growth Scenarios.

Sources: Public Accounts of Ontario (1990–1991 to 2020–2021) and Ontario Financing Authority.

[1]	Office of the Auditor General of Ontario, Annual Follow-Up on Value-for-Money Audits Chapter 1, (2021), https://www.auditor.on.ca/en/content/annualreports/arreports/en21/1-10OFS_en21.pdf

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Consolidated Financial Tables

Table 4.3

Net Debt and Accumulated Deficit

($ Millions)

	Actual				Interim[1]	Plan

	2017–18	2018–19	2019–20	2020–21	2021–22	2022–23

Debt[2]

Publicly Held Debt
Bonds[3]	315,247	334,940	349,088	382,169	400,259	411,237
Treasury Bills	17,528	17,546	19,175	24,097	23,425	26,425
U.S. Commercial Paper[3]	3,865	3,863	3,891	0	672	672
Infrastructure Ontario (IO)[4]	300	300	300	300	300	300
Other	287	292	264	250	231	217
Total Publicly Held Debt	337,227	356,941	372,718	406,816	424,887	438,851
Non-Public Debt	11,433	11,039	10,010	9,318	8,756	8,668
Total Debt	348,660	367,980	382,728	416,134	433,643	447,519
Less: Holdings of Ontario bonds and treasury bills	(11,249)	(13,716)	(9,938)	(11,122)	(6,190)	(1,052)
Revised Total Debt	337,411	354,264	372,790	405,012	427,453	446,467
Cash and Temporary Investments Excluding Broader Public Sector[5]	(20,097)	(26,250)	(25,140)	(34,505)	(41,343)	(36,229)
Total Debt Net of Cash and Temporary Investments	317,314	328,014	347,650	370,507	386,110	410,238
Other Net (Assets)/Liabilities[6]	(6,791)	(3,422)	(8,217)	(9,505)	(2,656)	7,735
Broader Public Sector Net Debt	13,311	13,904	13,899	12,562	11,479	10,680
Net Debt	323,834	338,496	353,332	373,564	394,933	428,653
Non-Financial Assets[7]	(114,811)	(121,854)	(127,568)	(134,270)	(142,143)	(152,277)
Accumulated Deficit	209,023	216,642	225,764	239,294	252,790	276,376
[1]	Interim represents the 2022 Budget projection for the 2021–22 fiscal year.
[2]	Includes debt issued by Ontario and all government organizations, including the Ontario Electricity Financial Corporation (OEFC).
[3]	All balances are expressed in Canadian dollars. The balances above reflect the effect of related derivative contracts.
[4]	IO’s debt is composed of Infrastructure Renewal Bonds ($300 million). IO’s debt is not guaranteed by Ontario.
[5]	Cash and temporary investments excludes any holdings in Ontario bonds and T-bills.
[6]

Other Net (Assets)/Liabilities include accounts receivable, loans receivable, advances and investments in Government Business Enterprises (GBEs) offset by accounts payable, accrued liabilities, deferred revenue and capital contributions, pensions and other employee future benefits, and other liabilities.

[7]	Non-financial assets include the tangible capital assets of Ontario including the broader public sector.

 Sources: Ontario Financing Authority and Ontario Ministry of Finance.

Chapter 4: Borrowing and Debt Management

Table 4.4

Medium-Term Outlook: Net Debt and Accumulated Deficit

($ Millions)

	2022–23	2023–24	2024–25

Total Debt	447,519	464,355	475,477

Cash and Temporary Investments	(37,281)	(37,281)	(37,281)

Total Debt Net of Cash and Temporary Investments	410,238	427,074	438,196

Other Net (Assets)/Liabilities	7,735	12,345	16,991

Broader Public Sector Net Debt	10,680	11,008	13,618

Net Debt	428,653	450,427	468,805

Non-Financial Assets	(152,277)	(161,719)	(172,516)

Accumulated Deficit	276,376	288,708	296,289

 Source: Ontario Ministry of Finance.

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Annex

DETAILS OF TAX MEASURES AND OTHER LEGISLATIVE INITIATIVES

Annex DETAILS OF TAX MEASURES AND OTHER LEGISLATIVE INITIATIVES

Annex: Details of Tax Measures and Other Legislative Initiatives

Overview

This Annex contains detailed information on proposed tax measures and other legislative initiatives as well as tax measures announced since the 2021 Ontario Economic Outlook and Fiscal Review: Build Ontario.

Supporting People and Families

Enhancing the Low-income Individuals and Families Tax Credit

The government is proposing an enhancement to the non-refundable Low-income Individuals and Families Tax (LIFT) Credit, starting with the 2022 tax year.

Since 2019, the LIFT Credit has provided up to $850 in Ontario Personal Income Tax (PIT) relief each year to lower-income tax filers with employment income.

Starting in 2022, the enhanced LIFT Credit would be calculated as the lesser of:

•	$875 (up from the current $850); and

•	5.05 per cent of employment income.

This amount would then be reduced by five per cent (down from the current 10 per cent) of the greater of:

•	Adjusted individual net income in excess of $32,500 (up from the current $30,000); and

•	Adjusted family net income in excess of $65,000 (up from the current $60,000).

The resulting amount would then be applied against the taxpayer’s Ontario PIT otherwise payable, excluding the Ontario Health Premium.

Chart A.1

Proposed LIFT Credit Changes

Source: Ontario Ministry of Finance.

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With the proposed enhancement, about 700,000 more people would be able to benefit from the LIFT Credit. Most of these new credit recipients would have incomes between $38,500 and $50,000. Lower-income workers would continue to have their PIT reduced or eliminated by the LIFT Credit and other existing tax relief measures. In total, about 1.7 million lower-income workers would benefit from the LIFT Credit with the proposed enhancement.

Chart A.2

Enhanced Support from the LIFT Credit

Notes: For 2022.This illustrative example shows a single person with only employment income and who only claims the Ontario basic personal, Canada Pension Plan and Employment Insurance amounts.

Source: Ontario Ministry of Finance.

Annex: Details of Tax Measures and Other Legislative Initiatives

For example, as shown in Chart A.3, people like Noah who earn $40,000 in 2022 cannot currently benefit from the LIFT Credit but would receive about $515 in tax relief from the enhanced LIFT Credit.

Further, about 400,000 low- to moderate-income workers would receive more tax relief from the credit than they do now. As shown in Chart A.3, people like Amelie who work eight hours a day at minimum wage throughout 2022 would receive about $40 in additional tax relief, for a total of about $870, fully eliminating their PIT for the year. Mohammed and Fatima, a working couple earning $35,000 and $30,000, respectively, would see their LIFT Credit more than double from $765 to $1,610.

Chart A.3

Examples of Additional Support from an Enhanced LIFT Credit

Notes: For 2022. Individuals only have employment income and claim the Ontario basic personal, Canada Pension Plan and Employment Insurance amounts. Numbers have been rounded.

Source: Ontario Ministry of Finance.

Taxpayers who would not get tax relief from the LIFT Credit would include those who have:

•	No Ontario PIT otherwise payable;

•	No employment income;

•	More than $50,000 in adjusted individual net income (up from the current $38,500); or

•	More than $82,500 in adjusted family net income (up from the current $68,500).

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Helping Seniors through a New Ontario Seniors Care at Home Tax Credit

The government is proposing a new refundable Personal Income Tax credit to help seniors with eligible medical expenses, including expenses that support aging at home. Eligible recipients of the new Ontario Seniors Care at Home Tax Credit would receive up to 25 per cent of their claimable medical expenses up to $6,000, for a maximum credit of $1,500.

Starting with the 2022 tax year, the proposed credit would support a wide range of medical expenses to help low- to moderate-income senior families age at home. To make it easier to claim, the new Ontario Seniors Care at Home Tax Credit would be based on the medical expenses claimed for the existing Ontario Medical Expense Tax Credit (METC).

Tax filers would be eligible for the proposed credit if they:

•	Turned 70 years of age or older in the year, or have a spouse or common-law partner who turned 70 years of age or older in the year; and

•	Are resident in Ontario at the end of the tax year.

Eligible medical expenses would be the same as those claimed for the Ontario METC, which can include:

•	Attendant care (certification required);

•	Care of a provincially authorized medical practitioner (e.g., nurse, occupational therapist);

•	Dental, vision and hearing care (e.g., glasses, dentures, hearing aids);

•	Walking aids (e.g., walkers, canes);

•	Wheelchairs and electric scooters;

•	Bathroom aids (e.g., grab bars, grips, rails);

•	Diapers and disposable briefs;

•	Hospital beds;

•	Oxygen and assisted breathing devices; and

•	Renovation or construction that improves a person’s mobility, access or functioning within the home because of severe and prolonged impairment.

For detailed rules, including which medical expenses are eligible, tax filers can consult relevant Canada Revenue Agency publications or federal and provincial legislation.

The Ontario METC allows Ontario tax filers to claim medical expenses over a certain threshold. For low- to moderate-income seniors, the threshold for the eligible amount is three per cent of a tax filer’s net income.

Annex: Details of Tax Measures and Other Legislative Initiatives

The proposed credit would be 25 per cent of claimed medical expenses, up to a maximum credit of $1,500. This amount would be reduced by five per cent of family net income over $35,000 and be fully phased out by at most $65,000. This family net income test is the same for singles and couples, recognizing that single seniors incur higher medical expenses on average compared to senior couples.

The proposed credit could be claimed in addition to the non-refundable federal and Ontario medical expense tax credits for the same eligible expenses. The proposed credit would be refundable, supporting low- to moderate-income senior families, even if they do not owe any Personal Income Tax (PIT). Therefore, the proposed credit would fill a gap by supporting low- to moderate-income senior families who cannot fully benefit from the existing non-refundable medical expense tax credits, because they owe little to no PIT. In 2022, it is expected that the new credit would provide an estimated $110 million in support to about 200,000 low- to moderate-income senior families.

Chart A.4

Filling the Gap in Support for Seniors’ Medical Expenses

Notes: For 2022. Amounts represent average relief from the measures for each family net income decile of seniors aged 70 or older who have claimable medical expenses.

Source: Ontario Ministry of Finance.

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Chart A.5 provides three examples of seniors who would benefit from the proposed credit. Lower-income seniors like David do not receive any tax relief from the existing federal or Ontario medical expense tax credits. With the introduction of the proposed new credit, seniors like David would now benefit. Jeanne, who currently has 20 per cent of her claimed medical expenses offset by the existing federal and Ontario medical expense tax credits, would now see 45 per cent — or more than double — of her total claimed expenses covered thanks to the proposed Ontario Seniors Care at Home Tax Credit. Phyllis and Clarence, a senior couple with $50,000 in family net income and claimed medical expenses of $4,500, would see their Ontario credits more than double.

Chart A.5

Examples of Additional Support for Seniors’ Medical Expenses

Notes: For 2022. Seniors aged 70 or older, only claiming federal and Ontario basic personal, age, and pension amounts, medical expense tax credits and Ontario Tax Reduction. No tax credit amounts are transferred between spouses and numbers are rounded.

Source: Ontario Ministry of Finance.

Annex: Details of Tax Measures and Other Legislative Initiatives

As with existing medical expense tax credits, expenses could be combined with those of the claimant’s spouse, common-law partner or dependants. The incomes of both spouses would also be combined for the phase-out of this credit. In the following example, a senior couple combines their eligible medical expenses. They receive support through the federal and Ontario medical expense tax credits. They would also claim the proposed Ontario Seniors Care at Home Tax Credit, which would be income tested based on their family net income.

With the proposed credit, couples like Phyllis and Clarence would get $1,420 in total tax support for their $5,400 of eligible medical expenses, or $4,500 of claimed medical expenses.

Chart A.6

Additional Support for Seniors’ Medical Expenses: Couple

Notes: For 2022. Seniors aged 70 or older, only claiming federal and Ontario basic personal, age, and pension amounts, medical expense tax credits and Ontario Tax Reduction. No tax credit amounts are transferred between spouses and numbers are rounded.

Source: Ontario Ministry of Finance.

Senior families would claim the Ontario Seniors Care at Home Tax Credit when filing their personal Income Tax and Benefit Returns. To claim the proposed tax credit, seniors should save receipts and other required documentation for their eligible medical expenses, as already required for existing medical expense tax credits.

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Cutting Gas and Fuel Taxes Temporarily

On April 4, 2022, the government proposed legislation that would amend the Gasoline Tax Act and Fuel Tax Act to temporarily cut the gasoline tax by 5.7 cents per litre and the fuel tax by 5.3 cents per litre for six months beginning July 1, 2022.

The current gasoline tax rate is 14.7 cents per litre and the current fuel tax rate is 14.3 cents per litre. Both rates would be reduced to 9 cents per litre from July 1, 2022, until December 31, 2022.

The Ontario Ministry of Finance has developed a one-time tax adjustment process to credit importers, wholesalers and retailers who may have inventories of gasoline or fuel for which tax was pre-collected at the higher rates.

Importers, wholesalers and retailers who hold inventory purchased at the higher rate would be required to take inventory at 12:01 a.m. on July 1, 2022. Suppliers up the supply chain would issue tax adjustments in the form of credits to accounts based on inventory reported.

For more about these proposed changes, please see the Ontario Ministry of Finance website.1

[1]	For information on Gas Tax, see https://www.ontario.ca/document/gasoline-tax and for Fuel Tax, see https://www.ontario.ca/document/fuel-tax

Annex: Details of Tax Measures and Other Legislative Initiatives

Strengthening the Non-Resident Speculation Tax

Effective March 30, 2022, the government implemented several amendments to O. Reg. 182/17 made under the Land Transfer Tax Act in relation to the Non-Resident Speculation Tax (NRST).

The changes include an increase to the NRST rate to 20 per cent, expansion of the NRST’s application provincewide, and elimination of two rebates specific to international students and foreign nationals working in Ontario. Agreements of purchase and sale entered into on or after March 30, 2022, will be subject to these changes. To ensure taxpayer fairness, binding agreements of purchase and sale entered into before March 30, 2022, may be eligible for relieving transitional provisions.

Prior to these amendments, the NRST rate was 15 per cent and the tax only applied within the Greater Golden Horseshoe Region.

Rebates remain available for foreign nationals who become permanent residents of Canada within four years after the tax became payable if eligibility criteria are met. Exemptions also remain available for nominees under the Ontario Immigrant Nominee Program, protected persons (refugees), and spouses of individuals not subject to the NRST if eligibility criteria are met.

For more about the changes to the NRST, please see the Ontario Ministry of Finance website.2

[2]	For information regarding the NRST, see https://www.ontario.ca/document/land-transfer-tax/non-resident-speculation-tax

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Modernizing Ontario’s Cultural Media Tax Credits

Extending Film and Television Tax Credits to Online Productions

To better reflect modern digital distribution models, the government proposes to make regulatory amendments to the Ontario Film and Television Tax Credit and the Ontario Production Services Tax Credit to extend eligibility to professional film and television productions distributed exclusively online.

To ensure the Ontario Film and Television Tax Credit only supports professional productions, film and television productions distributed exclusively online would be subject to additional eligibility requirements for this credit. These would include, but would not be limited to, requirements that the production:

•	Meet a minimum budget threshold of $250,000;

•	Have an agreement in writing with an eligible exhibitor service for consideration at fair market value to have the production shown on the internet in Ontario within two years of completion; and

•	Not include certain content (e.g., opinion, advice or how-to instructions).

Further information about the proposed changes and new requirements for productions distributed exclusively online, including details on the effective date of these amendments, will be provided in the fall.

Under the proposed measure, productions distributed exclusively online that become eligible for the Ontario Film and Television Tax Credit or the Ontario Production Services Tax Credit may also become eligible for the Ontario Computer Animation and Special Effects Tax Credit if they meet all of the other eligibility requirements.

Updating the Ontario Book Publishing Tax Credit

To be eligible for the Ontario Book Publishing Tax Credit, a literary work must be published in an edition of at least 500 copies of a bound book.

This requirement was temporarily removed for the 2020 and 2021 taxation years to help companies continue to qualify for tax support while experiencing printing delays due to COVID-19.

Recognizing the importance and growth of e-books and audiobooks, which are not printed in hard copy, the government proposes to permanently remove this requirement effective for the 2022 and subsequent taxation years.

Annex: Details of Tax Measures and Other Legislative Initiatives

Simplifying the Ontario Computer Animation and Special Effects Tax Credit

To be eligible for the Ontario Computer Animation and Special Effects Tax Credit, a film or television production must receive either the Ontario Film and Television Tax Credit or the Ontario Production Services Tax Credit, “tethering” the tax credits together. This tethering requirement helps target tax credit support to productions with significant cultural or economic impact. However, this tethering can result in complexities and challenges with claiming and processing the tax credits since the three tax credits are claimed over different time frames and are not always claimed by the same company.

To help simplify the tax credit, the government will examine ways to untether the Ontario Computer Animation and Special Effects Tax Credit from the other film and television tax credits, while continuing to ensure support remains targeted to professional productions with significant cultural or economic impact.

Exploring Opportunities to Encourage More Film and Television Production Across Ontario

The Ontario Film and Television Tax Credit is a 35 per cent refundable tax credit on qualifying labour expenditures available to corporations producing certified domestic film and television productions in Ontario. The tax credit includes a 10 per cent regional bonus on all expenditures for productions primarily filmed or produced outside of the Greater Toronto Area (GTA).

To ensure the Ontario Film and Television Tax Credit is providing effective and appropriate incentives and support for film and television production in all regions of Ontario, the government will review the credit’s regional bonus.

The Ontario Production Services Tax Credit is a 21.5 per cent refundable tax credit on qualifying labour and other production expenditures for foreign and domestic film and television productions that meet minimum budget thresholds (e.g., $1 million for feature films). Fees to rent property for on-location filming (i.e., location fees) are generally not eligible expenditures for the tax credit.

To better understand the importance and contribution of on-location film production to Ontario’s film and television industry, the government will review the eligibility of location fees for the Ontario Production Services Tax Credit and will work to advance solutions for the industry.

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Clarifying Treatment of Work-from-Home Labour for Interactive Digital Media and Computer Animation and Special Effects

As with many other sectors of the economy, there has been an increase in remote work in the interactive digital media and computer animation and special effects industries. To provide clarity and certainty, the government is confirming that, under the current legislation, eligible labour expenditures for employees working remotely can be claimed under the Ontario Computer Animation and Special Effects Tax Credit and the Ontario Interactive Digital Media Tax Credit, provided the work is undertaken in Ontario by an Ontario resident who reports to and is under the direction of an eligible tax credit applicant with a permanent establishment in Ontario.

Extending the Temporary Enhancement of the Regional Opportunities Investment Tax Credit

The Regional Opportunities Investment Tax Credit is a 10 per cent refundable Corporate Income Tax credit available to Canadian-controlled private corporations that make qualifying investments in eligible geographic areas of Ontario. For the complete list of eligible geographic areas of Ontario, refer to the 2021 Budget, Annex: Details of Tax Measures and Other Legislative Initiatives, Enhancing the Regional Opportunities Investment Tax Credit.3

The tax credit is available for eligible expenditures in excess of $50,000 and up to $500,000 in a year, for investments that become available for use on or after March 25, 2020. Qualifying investments include expenditures for constructing, renovating or acquiring eligible commercial and industrial buildings and other assets.

The government temporarily doubled the tax credit rate in the 2021 Budget from 10 per cent to 20 per cent for eligible expenditures on assets that become available for use in the period beginning on March 24, 2021, and ending before January 1, 2023.

The government is now proposing to extend the temporary enhancement period by one year. The enhanced credit of 20 per cent would be available for eligible expenditures in excess of $50,000 and up to $500,000 for property that becomes available for use in the corporation’s taxation year, and in the period beginning on March 24, 2021, and ending before January 1, 2024.

“Available for use” refers to the rules set out in the federal Income Tax Act that determine the taxation year in which a taxpayer can start to claim capital cost allowance for a depreciable property.

Qualifying investments are eligible expenditures for capital property included in Class 1 and Class 6 for the purposes of calculating capital cost allowance.

[3]	For areas of the province where investments would be eligible, see https://budget.ontario.ca/2021/annex.html#section-2

Annex: Details of Tax Measures and Other Legislative Initiatives

Extending Time-Limited Relief for the Electricity Distribution Sector

Under the Electricity Act, 1998, municipal electricity utilities (MEUs) are subject to Transfer Tax of 33 per cent on the fair market value of electricity assets sold to the private sector.

In the 2015 Budget, Ontario announced tax relief measures for sales of assets during the period beginning January 1, 2016, and ending December 31, 2018. The Transfer Tax rate was reduced from 33 per cent to 22 per cent for larger MEUs and the rate was reduced from 33 per cent to zero per cent for MEUs with fewer than 30,000 customers. Additionally, any capital gains arising under the payments in lieu of tax (PILs) deemed disposition rules were exempted from PILs.

These tax relief measures were extended until December 31, 2022, in the 2018 Ontario Economic Outlook and Fiscal Review.

Through regulatory amendments, Ontario is further extending this relief until December 31, 2024.

Addressing Unregulated Tobacco

The government has been engaging a variety of industry, retail and public health stakeholders and Indigenous partners on the issue of unregulated tobacco. In addition, two independent Indigenous facilitators have submitted a report to the government summarizing their engagement with First Nations.

The facilitators’ work highlights the importance of the tobacco economy for First Nations, and the need to continue to work together on common interests such as economic development, smoking cessation, business regulation and community safety. The government remains committed to dialogue with First Nations on the report and its recommendations and welcomes discussions with interested communities.

The government will continue to work towards a balanced approach to addressing unregulated tobacco, including making further progress by:

•	Reviewing and modernizing the Tobacco Tax Act based on recommendations from the consultations to ease administrative burden and strengthen provincial oversight;

•	Continuing to enhance raw leaf tobacco oversight through adoption of “track and trace” technologies; and

•	Expanding enforcement partnerships with interested provincial, local and First Nations police services.

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Property Tax Stability and Competitiveness

During the past two years, the government conducted the Property Assessment and Taxation Review and sought input on three broad themes:

•	Supporting a competitive business environment;

•	Improving the accuracy and stability of property assessments; and

•	Strengthening the governance and accountability of the Municipal Property Assessment Corporation (MPAC).

Input to this review was received from municipalities, taxpayers, business and industry associations and other interested stakeholders. Outcomes from the review, which are summarized below, have been implemented by the government in a phased approach based on priorities that were identified during different stages of the review.

1. Supporting a Competitive Business Environment:

•	Reduced high business education tax rates in 2021 and onwards, providing annual savings of $450 million for approximately 95 per cent of business properties in Ontario.

•	Provided municipalities with flexibility to deliver targeted property tax relief to small businesses through a new optional small business property subclass.

•	Enhanced the Brownfields Financial Tax Incentive Program (BFTIP) to encourage rehabilitation of contaminated land by extending the time period for provincial education tax relief.

•

Enhanced property tax programs that support farm businesses, including increasing the property tax exemption for farm woodlots, expanding eligibility for the farm property class to include processing of all tree saps, and increasing the assessment threshold for the small-scale on-farm business subclass.

2. Improving Property Assessment Accuracy and Stability:

•

Provided stability and certainty to residents and businesses and enabled municipalities to focus on responding to the challenges posed by the COVID-19 pandemic by postponing property tax reassessments for the 2021 to 2023 tax years.

•	Working with MPAC to identify opportunities to improve the information exchange process between MPAC and property owners to support enhanced assessment accuracy for the next reassessment.

•

Amended legislation to create flexibility for the government to respond to municipal requests for targeted assessment tools that could moderate assessment changes for business properties in areas impacted by redevelopment pressures and speculative sales.

•	Addressed concerns related to specific property types, such as airports operated by federal authorities in Ontario.

Annex: Details of Tax Measures and Other Legislative Initiatives

3. Strengthening MPAC Governance and Accountability:

•

Worked with MPAC to develop a comprehensive performance measurement framework related to assessment accuracy, customer service and operational efficiency, with annual reports to be published starting in 2022.

•	Worked with MPAC to enhance the clarity of assessment notices that are sent to property owners.

•	Amended legislation to strengthen MPAC’s board governance by ensuring that a vacancy on the board of directors does not impede the conduct of business by the corporation.

•	Supporting modernization efforts by working with MPAC to explore more flexible options for delivery of digital assessment products to property owners and municipalities.

While the Property Assessment and Taxation Review has concluded, the input that has been received during the review will help to inform the government’s plans regarding the timing and valuation date for future reassessments. In addition, the government will continue to work with stakeholders and municipal partners to identify further opportunities to improve the accuracy, stability and competitiveness of Ontario’s property assessment and taxation system.

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Summary of Tax Measures

Table A.1 reflects the impact over the medium-term outlook of proposed tax measures and measures announced since the 2021 Ontario Economic Outlook and Fiscal Review: Build Ontario.

Table A.1

New and Recently Announced Tax Measures

($ Millions)
	2022–23	2023–24	2024-25

New Tax Measures

LIFT Credit Enhancement	400	320	320

Ontario Seniors Care at Home Tax Credit	140	120	125

Extending Film and Television Tax Credits to Online Productions	4	15	20

Updating the Ontario Book Publishing Tax Credit	–	–	–

Extending the Temporary Enhancement of the Regional Opportunities Investment Tax Credit	10	30	–

Extending Time-Limited Relief for Electricity Distribution Sector	–	–	–

Tax Measures Announced Since the 2021 Ontario Economic Outlook and Fiscal Review

Cutting Gas and Fuel Taxes Temporarily	645	–	–

Strengthening the Non-Resident Speculation Tax	(175)	(230)	(235)

Net Fiscal Impact of Tax Measures	1,025	255	230

Notes: Positive numbers reflect the benefit to individuals, families or businesses. Positive numbers also represent an increase in government expense or a decrease in government revenue. Negative numbers represent an increase in government revenue. Numbers may not add due to rounding.

“–” indicates an amount that is nil or cannot be determined.

Source: Ontario Ministry of Finance.

Annex: Details of Tax Measures and Other Legislative Initiatives

Technical Amendments

Amendments may be proposed to various statutes administered by the Ontario Minister of Finance, or other statutes, to improve administrative effectiveness or enforcement, maintain the integrity and equity of Ontario’s tax and revenue collections system, or enhance legislative clarity or regulatory flexibility to preserve policy intent.

Other Legislative Initiatives

Additional proposed legislative amendments include:

•

An amendment to the Workplace Safety and Insurance Act, 1997 to remove the requirement for the Workplace Safety and Insurance Board (WSIB) head office to be located in Toronto, which would give the WSIB the flexibility to determine where its head office is located.

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